SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2006	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1 – CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. – PETROBRAS	3 - CNPJ (TAXPAYERS RECORD NUMBER) 33.000.167/0001-01

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMS IN THE QUARTER

01.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS AV. REPÚBLICA DO CHILE, 65 – 24th floor				2 - QUARTER OR DISTRICT CENTRO
3 - CEP (ZIP CODE) 20031-912	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME ALMIR GUILHERME BARBASSA
2 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 23rd floor			3 - QUARTER OR DISTRICT CENTRO
4 - CEP (ZIP CODE) 20031-912	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 – PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG AUDITORES INDEPENDENTES						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER MANUEL FERNANDES RODRIGUES DE SOUSA						12- CPF (Taxpayers registration) 783.840.017-15

Pag: 1

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 09/30/2006	2 - PREVIOUS QUARTER 06/30/2006	3 - SAME QUARTER IN THE YEAR 09/30/2005
Capital Paid-in
1 - Common	2.536.674	2.536.674	2.536.674
2 - Preferred	1.850.364	1.849.478	1.849.478
3 - Total	4.387.038	4.386.152	4.386.152
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE
5 - MAIN ACTIVITY PROSPECTING OIL/GAS, REFINING AND ENERGY ACTIVITIES
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	10/20/2006	Interest on capital payable		COMMON	1,0000000000
02	RCA	10/20/2006	Interest on capital payable		PREFERRED	1,0000000000

Pag: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 – REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)
01	01/06/2006	48.263.983	16.314	Incorporation of shares	886	18,3996000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 – DATE 11/10/2006	2 – SIGNATURE

Pag: 3

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 – Code	2 – DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	Total Assets	172.948.450	162.653.530
1.01	Current Assets	47.707.256	44.269.095
1.01.01	Cash And Cash Equivalents	17.551.479	16.264.442
1.01.01.01	Cash And Banks	1.868.282	1.169.139
1.01.01.02	Short-Term Investments	15.683.197	15.095.303
1.01.02	Credits	9.882.305	9.140.443
1.01.02.01	Accounts Receivable	3.525.992	3.655.462
1.01.02.02	Subsidiaries and Affiliated Companies for Sales	5.181.872	4.310.080
1.01.02.03	Other Accounts Receivable	1.287.895	1.275.142
1.01.02.04	Provision for Doubtful Debts	(113.454)	(100.241)
1.01.03	Inventories	13.527.803	13.800.496
1.01.04	Other	6.745.669	5.063.714
1.01.04.01	Dividends Receivable	249.191	252.684
1.01.04.02	Recoverable Taxes	5.338.216	3.687.083
1.01.04.03	Prepaid Expenses	747.992	713.012
1.01.04.04	Other Current Assets	410.270	410.935
1.02	Non-Current Assets	43.097.597	38.962.658
1.02.01	Sundry Credits	1.002.850	785.861
1.02.01.01	Petroleum and Alcohol Accounts - STN	782.126	776.555
1.02.01.02	Marketable Securities	8.000	7.936
1.02.01.03	Investments in Companies Privatization Process	1.366	1.370
1.02.01.04	Other	211.358	0
1.02.02	Credits with Affiliated Companies	34.116.167	29.877.722
1.02.02.01	With Affiliated Companies	141.288	141.288
1.02.02.02	With Subsidiaries	33.953.864	29.529.532
1.02.02.03	With Other Related Parties	21.015	206.902
1.02.03	Other	7.978.580	8.299.075
1.02.03.01	Structured Projects	949.169	788.103
1.02.03.02	Deferred Taxes and Social Contributions	1.284.752	1.453.700
1.02.03.03	Deferred ICMS	772.551	975.161
1.02.03.04	Advances to Suppliers	556.146	570.770
1.02.03.05	Prepaid Expenses	909.803	958.781
1.02.03.06	Compulsory Loans - Eletrobras	115.923	117.120
1.02.03.07	Judicial Deposits	1.388.046	1.455.282
1.02.03.08	Advances for Pension Plan	1.248.628	1.228.424
1.02.03.09	Inventories	472.041	467.685
1.02.03.10	Other Non-Current Assets	281.521	284.049
1.03	Permanent Assets	82.143.597	79.421.777
1.03.01	Investments	22.741.041	22.562.845
1.03.01.01	Investments in Affiliated Companies	2.156	2.156
1.03.01.02	Investments in Subsidiaries	22.505.350	22.326.818
1.03.01.02.01	Petroquisa	1.715.434	1.669.812
1.03.01.02.02	BR Distribuidora	5.927.868	5.769.629
1.03.01.02.03	Gaspetro	2.051.966	1.944.132
1.03.01.02.04	Transpetro	1.677.174	1.644.606
1.03.01.02.05	MPX Termoceará	153.757	159.839

Pag: 4

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1.03.01.02.06	Downstream	1.084.531	1.147.322
1.03.01.02.07	Brasoil	893.399	937.285
1.03.01.02.08	termomacaé	730.212	804.943
1.03.01.02.09	FAFEN Energia	212.892	216.259
1.03.01.02.10	5283 Participações	798.927	795.405
1.03.01.02.11	E-Petro	23.697	24.269
1.03.01.02.12	Petrobras Energia	68.764	95.149
1.03.01.02.13	Braspetro Netherlands - PIB BV	2.970.404	2.957.292
1.03.01.02.14	PNBV	878.679	758.984
1.03.01.02.15	Termorio	2.574.961	2.611.182
1.03.01.02.16	Baixada Santista Energia	217.836	217.836
1.03.01.02.17	Soc. Fluminense Energia Eletrobolt	82.666	122.254
1.03.01.02.18	Other	8.048	14.434
1.03.01.02.19	Jointly-Owned Subsidiaries	619.912	622.939
1.03.01.02.20	Goodwill/Discount in Subsidiaries	(185.777)	(186.753)
1.03.01.03	Other Investments	233.535	233.871
1.03.02	Property, Plant and Equipment	58.668.242	56.177.144
1.03.03	Deferred Assets	734.314	681.788

Pag: 5

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	Total Liabilities	172.948.450	162.653.530
2.01	Current Liabilities	47.747.656	40.724.414
2.01.01	Loans and Financing	1.437.332	1.658.266
2.01.01.01	Financing	1.326.698	1.380.818
2.01.01.02	Interest on Financing	110.634	277.448
2.01.02	Debentures	0	0
2.01.03	Suppliers	5.076.821	4.418.937
2.01.04	Taxes and Contributions Payable	7.851.631	8.105.731
2.01.05	Dividends Payable	4.387.038	0
2.01.06	Provisions	1.799.111	1.701.946
2.01.06.01	Salaries, Vacation and Related Charges	1.325.381	1.114.321
2.01.06.02	Provision for Contingencies	83.712	193.562
2.01.06.03	Pension Plan	390.018	394.063
2.01.07	Debts with Affiliated Companies	22.740.391	21.371.273
2.01.07.01	Suppliers	22.740.391	21.371.273
2.01.08	Other	4.455.332	3.468.261
2.01.08.01	Advances from Customers	417.686	275.505
2.01.08.02	Structured Projets	1.999.772	952.867
2.01.08.03	Other	2.037.874	2.239.889
2.02	Non-Current Liabilities	27.546.085	26.715.859
2.02.01	Loans and Financing	5.618.755	5.827.782
2.02.02	Debentures	0	0
2.02.03	Provisions	17.444.352	16.527.168
2.02.03.01	Health Care Benefits	7.443.342	7.127.888
2.02.03.02	Provision for Contingencies	160.657	161.060
2.02.03.03	Pension Plan	2.549.573	2.302.616
2.02.03.04	Deferred Taxes and Social Contributions	7.290.780	6.935.604
2.02.04	Debts With Affiliated Companies	1.919.900	1.830.756
2.02.05	Other	2.563.078	2.530.153
2.2.05.01	Provision for Well Abandonment	1.836.437	1.804.351
2.2.05.02	Other Expenses Payable	726.641	725.802
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	97.654.709	95.213.257
2.05.01	Capital	48.263.983	48.247.669
2.05.01.01	Paid up Capital	48.263.983	48.247.669
2.05.01.02	Monetary Correction	0	0
2.05.02	Capital Reserves	372.064	372.064
2.05.02.01	AFRMM and Other	372.064	372.064
2.05.03	Revaluation Reserves	68.506	70.473
2.05.03.01	Own Assets	0	0
2.05.03.02	Assets of Subsidiaries/Affiliates	68.506	70.473
2.05.04	Revenue Reserves	32.023.412	32.023.412
2.05.04.01	legal	5.207.914	5.207.914
2.05.04.02	statutory	1.008.119	1.008.119
2.05.04.03	contingencies	0	0

Pag: 6

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Retained Earnings	25.807.379	25.807.379
2.05.04.06	Special for Undistributed Dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained Earnings	16.926.744	14.499.639

Pag: 7

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 07/01/2006 to 09/30/2006	4- 01/01/2006 to 09/30/2006	5- 07/01/2005 to 09/30/2005	6- 01/01/2005 to 09/30/2005
3.01	Gross sales and Services Revenue	43.724.993	120.516.772	37.870.949	104.651.716
3.02	Deductions from Gross Revenue	(11.150.588)	(31.390.136)	(9.778.549)	(27.888.594)
3.03	Net Sales and/or Services Revenue	32.574.405	89.126.636	28.092.400	76.763.122
3.04	Cost of Products and Services Sold	(18.941.435)	(47.528.930)	(15.030.559)	(41.613.197)
3.05	Gross Profit	13.632.970	41.597.706	13.061.841	35.149.925
3.06	Operating Expenses/Income	(4.873.342)	(11.904.243)	(4.270.217)	(12.389.719)
3.06.01	Selling	(1.318.601)	(3.657.463)	(1.221.668)	(2.900.737)
3.06.02	General and Administrative	(1.030.672)	(2.832.068)	(895.230)	(2.544.245)
3.06.02.01	Directors' Fees	(953)	(2.858)	(899)	(2.769)
3.06.02.02	Administrative	(1.029.719)	(2.829.210)	(894.331)	(2.541.476)
3.06.03	Financial	319.010	408.565	(217.002)	(676.718)
3.06.03.01	Financial Income	990.078	2.068.062	337.994	1.044.551
3.06.03.02	Financial Expenses	(671.068)	(1.659.497)	(554.996)	(1.721.269)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(2.366.022)	(6.402.221)	(2.022.562)	(7.357.530)
3.06.05.01	Taxes	(146.993)	(480.642)	(114.519)	(323.056)
3.06.05.02	Research and Technological Development	(367.348)	(1.099.101)	(247.456)	(662.010)
3.06.05.03	Exploratory Costs for the Extraction of Crude Oil and Gas	(320.431)	(707.045)	(334.116)	(809.783)
3.06.05.04	Net Monetary and Exchange Adjustments	(22.009)	(524.885)	(401.757)	(1.441.204)
3.06.05.05	Benefits Expenses	(455.848)	(1.367.544)	(456.980)	(1.469.640)
3.06.05.06	Other Operating Income/Expenses, Net	(1.053.393)	(2.223.004)	(467.734)	(2.651.837)
3.06.06	Participation in the Shareholders' Equity of Affiliated Companies	(477.057)	578.944	86.245	1.089.511
3.07	Operating Income /Expenses	8.759.628	29.693.463	8.791.624	22.760.206
3.08	Nonoperating income / expenses	(30.555)	(84.057)	1.064	(215.103)
3.08.01	Income	2.726	76.610	450.552	460.606

Pag: 8

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 07/01/2006 to 09/30/2006	4- 01/01/2006 to 09/30/2006	5- 07/01/2005 to 09/30/2005	6- 01/01/2005 to 09/30/2005
3.08.02	Expenses	(33.281)	(160.667)	(449.488)	(675.709)
3.09	Income before Taxes/Participations	8.729.073	29.609.406	8.792.688	22.545.103
3.10	Provision for Income Tax and Social Contribution	(2.988.029)	(9.174.658)	(3.002.751)	(6.001.854)
3.11	Deferred Income Tax	1.071.132	391.170	(111.709)	(1.058.567)
3.12	Statutory Participation/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.01.01	Profit Sharing for Employees and Management	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.15	Net Income for the Period	6.812.176	20.825.918	5.678.228	15.484.682
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	4.387.038	4.387.038	4.386.152	4.386.152
	NET INCOME PER SHARE	1,55280	4,74715	1,29458	3,53036
	LOSS PER SHARE

Pag: 9

04.01 - NOTES TO QUARTELY INFORMATION

1. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

Significant accounting policies

The quarterly information was prepared in accordance with the accounting practices adopted in Brazil, pursuant to the provisions of Brazilian Corporate Law and the standards and procedures established by the Brazilian Securities Commission (CVM).

There have been no changes to the significant accounting policies adopted by the Company in relation to those mentioned in the 2005 annual report, except for the accounting practice adopted with regard to the programmed stoppages for major maintenance of the industrial plants and ships.

Until December 31, 2005, the Company used to recognize monthly, a provision for the maintenance of its industrial plants and ships during the period prior to the programmed stoppage, based on estimated costs.

Starting in January 2006, following the CVM in a Pronouncement no. Decision 489/2005 and The Brazilian Institute of Independent Auditors - IBRACON Technical Interpretation 1/2006, the Company reversed the provision for programmed stoppages and adopted as a new accounting policy, the recognition of relevant expenditures realized on the maintenance of its industrial plants and ships, which include spare parts, assembling and disassembling services, among other, in the Property, Plant and Equipment account.

Such stoppages occur on average every 4 years and the respective expenditures are depreciated as production cost until the next stoppage begins.

Being a change in accounting policy, the reversion of the provision as at December 31, 2005, the additional depreciation corresponding to the major maintenance, the capitalization of the costs incurred and the related accumulated depreciation on such costs prior to December 31, 2005, were adjusted against retained earnings, net of taxes effects, as a prior year adjustment, amounting to R$529.406 thousand.

Certain balances relating to prior periods were reclassified in order to properly compare the interim financial information between the periods.

To converge with international accounting practices, CVM Pronouncement no. 488 approved the IBRACON NPC Pronouncement no. 27 that established new standards for presenting and disclosing the financial statements. According to the aforementioned decision, assets should be classified as “Current” and “Non-Current”, with the latter also for long-term accounts receivable, investments, intangibles and deferred assets. Liabilities should be classified as “Current” and “Non-Current”.

Pag: 10

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2006	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

04.01 – NOTES TO QUARTELY INFORMATION

Below is a presentation of the financial statements with the new presentation standards:

	R$ Thousand

	CONSOLIDATED		PARENT COMPANY

ASSET	09.30.2006	06.30.2006	09.30.2006	06.30.2006

CURRENT
Cash and cash equivalents	24.518.654	22.713.083	17.551.479	16.264.442
Accounts receivable, net	14.365.111	13.141.708	9.882.305	9.140.443
Inventories	16.591.646	17.316.288	13.527.803	13.800.496
Recoverable taxes	7.796.025	6.556.627	5.338.216	3.687.083
Other	2.219.789	2.295.088	1.407.453	1.376.631

	65.491.225	62.022.794	47.707.256	44.269.095

NON-CURRENT
Non-current assets
Petroleum and Alcohol accounts	782.126	776.555	782.126	776.555
Accounts receivable, Net	2.250.855	1.635.984	34.327.525	29.877.722
Structured Projects			949.169	788.103
Advances to Suppliers	701.039	715.003	556.146	570.770
Deferred Taxes and Social Contributions	4.457.387	4.349.734	2.057.303	2.428.861
Judicial Deposits	1.757.312	1.848.689	1.388.046	1.455.282
Advance – Pension Plan	1.248.628	1.228.424	1.248.628	1.228.424
Other	3.889.806	4.021.338	1.788.654	1.836.941

	15.087.153	14.575.727	43.097.597	38.962.658

Investments	5.083.758	4.075.391	22.741.041	22.562.845
Property, Plant and Equipment	109.999.348	104.953.253	55.978.770	53.467.364
Intangible	2.825.129	2.832.033	2.689.472	2.709.780
Deferred	2.107.884	2.062.749	734.314	681.788

	135.103.272	128.499.153	125.241.194	118.384.435

TOTAL	200.594.497	190.521.947	172.948.450	162.653.530

Pag: 11

	R$ Thousand

	CONSOLIDATED		PARENT COMPANY

LIABILITIES	09.30.2006	06.30.2006	09.30.2006	06.30.2006

CURRENT
Loans	11.308.328	11.670.314	1.437.332	1.658.266
Suppliers	10.215.738	9.718.687	27.817.212	25.790.210
Taxes and Social Contributions	9.485.208	9.717.948	7.851.631	8.105.731
Dividends/Interest on Own Capital	4.570.435	188.141	4.387.038
Provision for pension plan	405.302	411.275	390.018	394.063
Structured Projects	33.838	28.833	1.999.772	952.867
Advances from customers	1.214.051	1.084.765	417.686	275.505
Other	6.172.839	5.811.743	3.446.967	3.547.772

	43.405.739	38.631.706	47.747.656	40.724.414

NON-CURRENT
Loans	30.101.328	29.036.316	5.618.755	5.827.782
Subsidiaries and Associated Companies			1.919.900	1.830.756
Provision for pension plan	2.810.292	2.538.168	2.549.573	2.302.616
Provision for health care plan	8.065.596	7.728.026	7.443.342	7.127.888
Deferred Taxes and Social Contributions	8.792.024	8.488.581	7.290.780	6.935.604
Provision for well abandonment	1.984.761	1.951.855	1.836.437	1.804.351
Other	1.965.506	1.705.525	887.298	886.862

	53.719.507	51.448.471	27.546.085	26.715.859

DEFERRED INCOME	424.118	406.451

MINORITIES INTERESTS	7.175.330	6.871.802

SHAREHOLDERS’ EQUITY	95.869.803	93.163.517	97.654.709	95.213.257

TOTAL	200.594.497	190.521.947	172.948.450	162.653.530

Pag: 12

2. CASH AND CASH EQUIVALENTS

	R$ Thousand

	Consolidated		Parent company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Cash and banks	3.100.188	2.705.299	1.868.282	1.169.139
Short-term investments
Domestic:
Exclusive financial investment funds
Foreign currency	6.109.764	6.930.626	5.879.679	6.930.626
Interbank Deposits	6.918.379	4.955.201	5.781.723	4.955.201
Government securities	864.113	912.124
Financial investment funds - foreign currency	79.555	241.183
Financial investment funds - Interbank
Deposits	1.044.653	1.669.791
Other	817.949	1.040.417	21.253	128.325

	15.834.413	15.749.342	11.682.655	12.014.152
Foreign:
Time deposit	2.971.927	1.554.632	2.093.365	765.284
Fixed-income securities	2.612.126	2.703.810	1.907.177	2.315.867

Total short-term investments	5.584.053	4.258.442	4.000.542	3.081.151

TOTAL CASH AND CASH EQUIVALENTS	24.518.654	22.713.083	17.551.479	16.264.442

Domestic short term investments are mainly comprised of quotas in exclusive funds, whose funds are invested in federal public bonds with immediate liquidity. The Funds may present diversification in its portfolio. Through financial derivative operations, executed by fund managers, the portfolio is tied to the American dollar quotation, to the remuneration of the Interbank Deposits - DI and to the Government bonds. Exclusive funds do not have any significant financial obligations and are limited to daily obligations of adjustments to the positions of the BM&F (Stock and Futures Exchange), auditing services, services fees regarding custody of assets and execution of financial operations and other administrative expenses.

Marketable securities balances are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

On September 30, 2006, the Company and its subsidiary PIFCo had amounts invested abroad in an exclusive investment fund that held, among other, debt securities of some of the PETROBRAS’ Group companies and certain of the Special Purpose Entities established in connection with the Company’s projects, mainly CLEP project, in the amount of R$ 3.558.762 thousand (R$ 4.209.410 thousand on June 30, 2006). This amount, related to the consolidated companies, was offset against the balance of Loans and borrowings account classified under current and long-term liabilities.

Pag: 13

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable are broken down as follows:

	R$ Thousand

	Consolidated		Parent company

	09.30.2006	06.30.2006	09.30.2006		06.30.2006

Customers
Third parties	14.061.663	12.605.804	3.525.992		3.655.462
Related parties (Note 4a)	1.829.616	1.695.472	39.298.039	(*)	34.187.802	(*)
Other	3.122.877	2.856.350	1.499.253		1.275.142

	19.014.156	17.157.626	44.323.284		39.118.406
Less: Provision for doubtful debts	(2.398.190)	(2.379.934)	(113.454)		(100.241)

	16.615.966	14.777.692	44.209.830		39.018.165

Less: long-term accounts receivable,	(2.250.855)	(1.635.984)	(34.327.525)		(29.877.722)

Short-term amounts receivable net	14.365.111	13.141.708	9.982.305		9.140.443

(*) Does not include dividends receivable R$ 249.191thousand on September 30, 2006 (R$ 252.684 thousand on June 30, 2006) and refunds receivable of R$ 831.809 thousand on September 30, 2006 (R$ 673.136 thousand on June 30, 2006).

	R$ Thousand

Provision for doubtful debts	Consolidated		Parent company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Balance at beginning of quarter	2.379.934	2.364.093	100.241	102.697
Additions	34.821	29.112	27.683	23
Write offs (*)	(16.565)	(13.271)	(14.470)	(2.479)

Balance at end of quarter	2.398.190	2.379.934	113.454	100.241

Short-term	345.774	348.170	113.454	100.241

Long-term	2.052.416	2.031.764

(*) Includes foreign exchange variances on the provision for doubtful debts from foreign companies.

Pag: 14

4. RELATED PARTIES

The commercial operations of PETROBRAS with its subsidiaries are governed by normal market prices and conditions. The purchases of oil and oil products made by PETROBRAS from its subsidiary PIFCo have a longer term, since PIFCo is a subsidiary that was created for this purpose. The interest accumulated during the period is charged. The advance payment of exports and funds raised on the international market are made at the same rates obtained by the subsidiary. The rates, return and charges for other operations, mainly loan transactions, are established according to the same market conditions and/or in accordance with the specific legislation governing such transactions.

a) Assets

	PARENT COMPANY

	Current assets		Non-current assets

	Account receivable, manly for sales	Dividends receivable	Advance for capital increase	Amounts referring to the construction of platforms and gas pipelines	Intercompany loans	Other Operations	Reimbursements receivable	Total Assets

PETROQUISA and Subsidiaries	107.815				4			107.819
BR DISTRIBUIDORA and
Subsidiaries	861.571				822.557			1.684.128
GASPETRO and Subsidiaries	359.429			1.252.679	117.111			1.729.219
PIFCO and Subsidiaries	2.329.561				26.480.892	4.226		28.814.679
PNBV and Subsidiaries			10.693	11.669		1.344		23.706
DOWNSTREAM and Subsidiary	124.085				817.229			941.314
TRANSPETRO and Subsidiary	282.847					354		283.201
PIB-BV NETHERLANDS and
Subsidiaries	153.130					81.236		234.366
BRASOIL and Subsidiaries	3.713				3.288.520	8.241		3.300.474
BOC	224				533.986			534.210
PETROBRAS COMERCIALIZADORA
DE ENERGIA LTDA.	146.130	242.994						389.124
OTHER SUBSIDIARIES AND
AFFILIATED COMPANIES	432.365	6.197	245.921		418.280	21.255		1.123.988
Petrobras Negócios Eletrônicos	113							113
Other	203					21.027		21.230
Thermoelectrics	82.802	6.197	104.633		418.280	198		612.110
Affiliated companies	349.247		141.288					490.535
SPECIFIC PURPOSE ENTITIES	381.002						831.809	1.212.811
09/30/2006	5.181.872	249.191	256.614	1.264.348	32.478.579	116.626	831.809	40.379.039
06/30/2006	4.310.080	252.684	443.132	2.008.353	27.093.407	332.830	673.136	35.113.622

Pag: 15

R$ thousand

Intercompany loans

Index	September/2006	June/2006

TJLP + 5%p.a.	423.343	421.125
LIBOR + 1 to 3%p.a.	30.303.397	25.288.874
101% of CDI	1.587.130	1.207.773
IGPM + 6%p.a.	74.791	70.789
Other rates	89.918	104.846

	32.478.579	27.093.407

Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of GÁS TRANSBOLIVIANO S.A. - GTB, in which PETROBRAS GÁS S.A. - GASPETRO holds a minorities interest (11%).

A turnkey contract in the amount of US$ 350 million was signed with Yacimientos Petrolíferos Fiscales - YPFB, which assigned its rights under such contract to GTB, for the construction of the Bolivian section, with payments to be rendered in the subsequent 12 years from January of 2000 in the form of transportation services.

On September 30, 2006, the balance of the rights to future supply services, as a consequence of costs already incurred in the construction up to that date, including interest of 10,07% p.a., was R$ 686.485 thousand (R$ 700.516 thousand on June 30, 2006), being R$ 556.146 thousand (R$ 570.770 thousand on June 30, 2006) classified under non-current assets as advances to suppliers. This amount also includes R$ 141.570 thousand (R$ 142.020 thousand on June 30, 2006) relating to the anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of TRANSPORTADORA BRASILEIRA GASODUTO BOL¥VIA-BRASIL S.A. - TBG, a GASPETRO subsidiary. On September 30, 2006, the total receivables of PETROBRAS from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.252.679 thousand (R$ 1.261.644 thousand on June 30, 2006) classified under non-current assets as accounts receivable, net.

Pag: 16

b) Liabilities

	Parent Company

		Current Liabilities				Non-Current Liabilities

	Suppliers of Mainly oil and oil products	Advances from clients	Platform Chartering	Other Operations	Operations with Structured projects	Intercompany loans	Export Prepayment	Other Operations	TOTAL LIABILITIES

PETROQUISA and Subsidiaries	(23.979)								(23.979)
BR DISTRIBUIDORA and Subsidiaries	(168.222)	(23.345)						(836.657)	(1.028.224)
GASPETRO and Subsidiaries	(150.994)								(150.994)
PIFCO and Subsidiaries	(20.427.424)						(1.045.192)		(21.472.616)
PNBV and Subsidiaries	(19.837)		(666.558)						(686.395)
DOWNSTREAM and Subsidiary	(33.108)	(1.081)							(34.189)
TRANSPETRO and Subsidiary	(369.629)			(50)					(369.679)
PIB-BV NETHERLANDS and Subsidiaries	(218.608)	(70.071)		(4.724)					(293.403)
BRASOIL and Subsidiaries	(29.747)	(1.068)	(46.488)						(77.303)
PETROBRAS COMERCIALIZADORA DE
ENERGIA LTDA	(83.665)								(83.665)
OTHER SUBSIDIARIES AND AFFILIATED
COMPANIES	(161.867)					(38.051)			(199.918)
Petrobras Negócios Eletrônicos	(5.000)								(5.000)
Other	(279)								(279)
Thermoelectrics	(108.978)								(108.978)
Affiliated companies	(47.610)					(38.051)			(85.661)
SPECIFIC PURPOSE ENTITIES	(239.961)				(1.609.784)				(1.849.710)
09/30/2006	(21.927.006)	(95.565)	(713.046)	(4.774)	(1.609.784)	(38.051)	(1.045.192) (836.657)		(26.270.075)
06/30/2006	(20.681.426)	(169.211)	(515.942)	(4.694)	(713.567)	(43.275)	(1.075.679) (711.802)		(23.915.596)

Pag: 17

c) Income Statement

	Parent Company

	Income Statement

	Operating	Financial	Monetary and
	Income, mainly	Income	Exchange	Total
	from sales	(Expense), net	Variations, net

PETROQUISA and Subsidiaries	741.137		4.960	746.097
BR DISTRIBUIDORA and Subsidiaries	27.309.282	(35.565)	420	27.274.137
GASPETRO and Subsidiaries	1.587.029	49.832	(85.872)	1.550.989
PIFCO and Subsidiaries	10.299.913	70.562	(195.239)	10.175.236
PNBV and Subsidiaries			12.510	12.510
DOWNSTREAM and Subsidiary	1.023.668	57.149	(35.207)	1.045.610
TRANSPETRO and Subsidiary	281.424	(10)	15.717	297.131
PIB-BV NETHERLANDS and Subsidiaries	107.496		19.531	127.027
BRASOIL and Subsidiaries		239.990	(319.627)	(79.637)
BOC			(68)	(68)
PETROBRAS COMERCIALIZADORA DE ENERGIA LTDA.	234.240		25.216	259.456
OTHER SUBSIDIARIES AND AFFILIATED
COMPANIES	8.217.646	32.460	(14.800)	8.235.306
Petrobras Negócios Eletrônicos	282	183		465
Other	551		(14)	537
Thermoelectrics	133	34.669	(14.632)	20.170
Affiliated companies	8.216.680	(2.392)	(154)	8.214.134

SPECIFIC PURPOSE ENTITIES	59.104			59.104

09/30/2006	49.860.939	414.418	(572.459)	49.702.898
06/30/2006	31.465.764	256.217	(472.134)	31.249.847

Pag: 18

5. INVENTORIES

	R$ Thousand

	Consolidated		Parent company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Products:
Oil products (*)	5.216.818	5.421.464	4.174.944	4.109.956
Fuel alcohol	334.866	171.949	170.192	36.591

	5.551.684	5.593.413	4.345.136	4.146.547

Raw materials, mainly crude oil (*)	6.361.942	7.535.970	5.484.843	6.163.948
Maintenance materials and supplies (*)	2.627.981	2.595.511	2.379.832	2.299.930
Advances to suppliers	2.066.484	1.607.689	1.735.606	1.600.860
Other	455.596	451.390	54.427	56.896

Total	17.063.687	17.783.973	13.999.844	14.268.181

Short-term	16.591.646	17.316.288	13.527.803	13.800.496
Long-term	472.041	467.685	472.041	467.685

(*) includes imports in transit.

6. PETROLEUM AND ALCOHOL ACCOUNT - NATIONAL TREASURY SECRETARIAT (STN)

a) Change in the Petroleum and Alcohol Account

R$ Thousand

Balance at December 31, 2005	769.524
Intercompany loans charges	12.602

Balance at September 30, 2006	782.126

b) Settlement of Accounts with the Federal Government

As defined by Law No. 10.742 dated October 6, 2003, the settlement of accounts with the federal government should have been completed by June 30, 2004. After having provided all the information required by the National Treasury Secretariat (STN), PETROBRAS has, through the Ministry of Energy and Mines (MME), sought to resolve the differences between the parties in order to conclude the settlement process as established by Provisional Measure No. 2.181, of August 24, 2001.

The remaining balance may be paid by the Federal Government with National Treasury Bonds issued at the same amount as the final balance determined as a result of the process for the settlement of accounts, or other amounts that might be owed by PETROBRAS to the Federal Government, including those related to taxes or a combination of the foregoing.

Pag: 19

7. MARKETABLE SECURITIES

Marketable securities, classified as non-current assets, are comprised as follows:

	R$ Thousand

	Consolidated		Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

B Certificates	259.273	258.093
Private TDE	154.849	190.353
Tax incentives - FINOR	9.797	9.797	4.815	4.815
NTN P	5.236	7.427	3.185	3.121
Other	137.935	132.871

	567.090	598.541	8.000	7.936

B certificates, which were received by BRASOIL on account of the sale of oil exploration platforms in 2000 and 2001, have semi-annual maturity dates until 2011, which bear interest equivalent to the Libor rate plus 2,5% to 4,25% p.a.

Investments by PIFCo in private TDE refer to securities issued by financial institutions and closely-held companies, maturing up to 2014 and bearing interest from 6,67% p.a. to 8,60% p.a.

The National Treasury Bonds - P Series were issued under the sale of parts of the minority interests held by the Parent Company in companies embraced by the National Privatization Programme - PND. These bonds mature up to 2021 and bear monetary correction at the Referential Rate - TR plus interest of 6% p.a.

8. STRUCTURED PROJECTS

The Company develops projects with domestic and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas where PETROBRAS operates.

Pursuant to CVM 408 dated August 18, 2004, the Consolidated Financial Statements include the Specific Purpose Entities - SPEs, when the nature of their relations with PETROBRAS indicates that these entities’ activities are directly or indirectly controlled individually or jointly by the Company.

Pag: 20

a) Ventures under negotiation

The balance relating to ventures under negotiation includes the disbursements made by PETROBRAS on projects where there are still no defined partners and which are classified under Non-Current Assets as Structured Projects, as shown below:

	R$ Thousand

	Parent Company

Companies	09.30.2006	06.30.2006

Amazônia	77.577	77.351
Sistema Ótico Cone Sul	27.628	27.628
Gasene	8.259	8.259
Other	3.896	1.729

Ventures under negotiation	117.360	114.967
Reimbursements receivable (Note 8b)	831.809	673.136

Total project financings	949.169	788.103

b) Reimbursements receivable

The receivables balance, net of advances received corresponding to costs incurred by PETROBRAS with regard to projects already negotiated with third parties, is classified under Non-Current Assets as Project Financings and is broken down as follows:

	R$ Thousand

	Parent Company

Companies	09.30.2006	06.30.2006

Fundação PETROBRAS de Seguridade Social (PETROS)	73	22
Companhia de Recuperação Secundária S/A (CRSec)	48	48
EVM Leasing Corporation	1.466	1.202
Cayman Cabiunas Investment Co. Ltd.	831.356	822.386
PDET Offshore S/A	595.727	447.399
Nova Transportadora do Sudeste (NTS)	124.700	124.700
Nova Transportadora do Nordeste (NTN)	92.907	92.547

Total	1.646.277	1.488.304
Advances received	(814.468)	(815.168)

Net	831.809	673.136

Pag: 21

c) Project financing obligations

		R$ Thousand

		Parent Company

Structured project financing obligations	Project	09.30.2006	06.30.2006

Nova Marlim Petróleo S/A	Marlim	411.428	508.612
PDET Offshore S/A	PDET	1.198.356	204.955

Total		1.609.784	713.567

Marlim Project

Novamarlim Petróleo S.A. provided funds for the project, amounting to R$ 1.703.108 thousand (R$ 1.605.923 thousand on June 30, 2006), and assets transferred in the amount of R$ 49.465 thousand reached R$ 411.428 thousand (R$ 508.612 thousand on June 30, 2006), classified under current liabilities, as structured projects.

PDET Project

A PDET Offshore S/A transferred to PETROBRAS R$ 1.198.357 thousand (R$ 204.955 thousand on June 30, 2006)as an advance for future sales of assets and reimbursement of expenditures incurred by PETROBRAS, classified in Current Liabilities as Structured Projects.

d) Accounts payable related to consortiums

	R$ Thousand

	Parent Company

Accounts payable for consortium in operation	09. 30.2006	06. 30.2006

Novamarlim Petróleo S/A	356.149	210.468
Fundação Petrobras de Seguridade Social - PETROS	33.838	28.832

Total	389.987	239.300

As of September 30, 2006, PETROBRAS had consortium contracts for the purpose of supplementing the development of oil field production, and the related accounts payable to consortium partners, of R$ 389.987 thousand (R$ 239.300 thousand on June 30, 2006), were classified under current liabilities as Structured Projects.

Pag: 22

e) Specific Purpose Entities

i) Structured Projects

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Albacora	Consortium between PETROBRÁS and	Pledge of assets	US$ 170	In operation
	Albacora Japão Petróleo Ltda. (AJPL),		million
which provides to PETROBRÁS oil
production assets of the Albacora field in
the Campos Basin.

Albacora/	Consortium between PETROBRAS and	Pledge of assets	US$ 240	In operation
Petros	Fundação PETROS de Seguridade Social,		million
which provides to PETROBRAS oil
production assets of the Albacora field in
the Campos Basin.

Marlim	Consortium with Companhia Petrolífera	70% of the field	US$ 1,5	In operation
	Marlim (CPM), which provides to	production limited to	billion
	PETROBRAS submarine equipment for oil	720 days
production of the Marlim field.

Novamarlim	Consortium with Novamarlim Petróleo S.A.	30% of the field	US$ 834	In operation
	(Novamarlim) which supplies submarine oil	production limited to	million
	production equipment and refunds	720 days
PETROBRAS for operating costs resulting
from the operation and maintenance of field
assets.

Malhas	Consortium between TRANSPETRO,	Prepayments based	US$ 1 billion	The consortium
	Transportadora Nordeste Sudeste (TNS),	on transportation		became
	Nova Transportadora do Sudeste (NTS)	capacity to cover		operational on
	and Nova Transportadora do Nordeste	any consortium cash		January 1, 2006.
	(NTN). NTS and NTN supply assets related	insufficiencies		However, some
	to natural gas transportation. TNS (a 100%			assets are still
	GASPETRO company) supplies assets that			under
	have already been previously set up.			construction
TRANSPETRO is the gas pipes operator.

PCGC	Companhia de Recuperação Secundária	Additional lease	U$$ 85,5	In operation
	(CRSec) supplies assets to be used by	payment if revenue	million
	PETROBRAS in the fields Pargo,	is not sufficient to
	Carapeba, Garoupa, Cherne and other	cover payables to
	through a lease agreement with monthly	lenders
payments.

PDET	PDET Offshore S.A. is the future owner of	All of the project’s	US$ 1,27	Assets being
	the Project assets whose objective is that of	assets will be	billion	acquired
	improving the infrastructure to transfer oil	pledged as collateral
produced in the Campos Basin to the oil
refineries in the Southeast Region and
export. The assets will be later leased to
PETROBRAS for 12 years.

Pag: 23

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

CLEP	PETROBRAS will sell assets related to oil	Lease prepayments	US$ 1,25	In operation
	production located in the Campos Basin,	in case revenue is	billion
	which will be supplied by Companhia	not sufficient to
	Locadora de Equipamentos Petrolíferos –	cover payables to
	CLEP through a lease agreement for the	the lenders
period of 10 years, and at the end of which
period PETROBRAS will have the right to
buy shares of the SPE or project assets.

EVM	Project with the objective of allowing set up	Pledge of certain oil	US$ 1,07	In operation
	of submarine oil production equipment in	volumes	billion
the fields Espadarte, Voador, Marimbá and
another seven smaller fields in the Campos
Basin. EVM Leasing Co. (EVMLC), supplies
assets to PETROBRAS under an
international lease agreement.

Cabiúnas	Project with the objective of increasing gas	Pledge of 10,4 billion	US$ 850	In operation
	production transportation from the Campos	m3 of gas	million
	Basin. Cayman Cabiunas Investment Co.		consolidated
	Ltd. (CCIC), supplies assets to PETROBRAS		in the lease
	under an international lease agreement.		agreement

Barracuda	To allow development of production in the	Pledge of certain oil	US$ 3,1	In operation, with
and	fields of Barracuda and Caratinga in the	volumes and	billion	assets being
Caratinga	Campos Basin the SPC Barracuda and	payment by		acquired
	Caratinga Leasing Company B.V. (BCLC),	BRASOIL if BCLC
	is in charge of building all of the assets	does not meet its
	(wells, submarine equipment and	obligations towards
	production units) required by the project.	the lenders

Modernization	This project has the objective of raising the	Prepaid rental to	USD 900	The financial
of REVAP	Henrique Lage (REVAP) refinery’s national	cover any cash	million	structuring has
	heavy oil processing capacity, bringing the	deficiencies of		been concluded.
	diesel it produces into line with the new	CDMPI.		The contracts were
	national specifications and reducing			executed on May
	pollution levels. To achieve this the SPE			23, 2006. The
	Cia. de Desenvolvimento e Modernização			assets are
	de Plantas Industriais – CDMPI was			currently under
	founded, which shall construct and lease to			construction.
PETROBRAS a Retarded Coking plant, a
Coke Naphtha Hydrotreatment plant and
related plants to be installed at this refinery.

Certificate of	This project aims at constructing four	Corporate guarantee	R$ 200	The financial
Real Estate	administrative buildings in Macaé (RJ)	provided by	million	structuring has
Receivables -	through the issuance of a Certificate of Real	PETROBRAS		been concluded.
CRI Macaé	Estate Receivables by Rio Bravo
	Securitizadora S/A, secured by leasing credit			Buildings being
	rights to PETROBRAS.			constructed.

Pag: 24

ii) Project financing

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Amazônia	Development of two projects in the Gas and	Being negotiated	US$ 1,3 billion	A bridge loan in the amount
	Energy area: construction of a gas pipeline			of R$ 800 million was
	with a length of 385 km, between Coari and			obtained from BNDES in
	Manaus under the responsibility of			December 2005, to begin
	Transportadora Urucu - Manaus S.A. and			construction of the gas
	construction of a thermoelectric plant, in			pipeline.
Manaus, with capacity of 488 MW through
Companhia de Geração Termelétrica
Manauara S.A.

Marlim Leste	In order to develop production in the Marlim	Completion: the flow	US$ 1,03 billion	Increase to the bridge loan
	Leste field, PETROBRAS will use Floating	of charter payments to		amount from ABN AMRO,
(P-53)	Production Unit P-53, to be chartered from	be made by		in August 2006 to USD 350
	Charter Development LLC, a company	PETROBRAS will		million. Refinancing of the
	incorporated in the state of Delaware, USA.	begin at a Certain		syndicated loan in
	The Bare Boat Charter agreement will be	Date.		September 2006. The
	effective for a 15-year period starting from the			financing amount was
	date of signature.	Cost Overrun: Any		increased to USD 750
		increase in P-53		million.
construction costs will
represent an increase
in charter amounts
payable by
PETROBRAS.

GASENE	TRANSPORTADORA GASENE S.A. will own	To be defined.	US$ 2 billion	Obtainment of a bridging
	the Southeast- Northeast gas pipeline, which			loan from the BNDES to
	aims at interconnecting the Southeastern and			the amount of R$ 800
	Northeastern gas pipeline networks, thus			million in December 2005.
	forming the Brazilian Natural Gas			Beginning of construction
	Transportation Network (Rede Brasileira de			work on the GASCAV
	Transporte de Gás Natural - RBTGN).			pipeline, estimated at US
$500 million.

MEXILHÃO	Construction of a platform (PMXL-1) to	To be defined	US$ 595 million	Obtainment of short-term
	produce natural gas at Campos de Mexilhão			funds up to the amount of
	and Cedro, located in the Bacia de Campos,			USD 86 million, through the
	State of São Paulo, which shall be held by			issuance of Promissory
	Companhia Mexilhão do Brasil (CMB),			Notes acquired by the BB
	responsible for obtaining the funds necessary			Fund. Constitution of the
	to build such platform. After building the			assets at the initial stage.
PMXL-1 shall be leased to PETROBRAS,
holder of the exploration and production
concession in the aforementioned fields

P-55 and P-57	This project aims to develop production at	Future chartering	US$ 1,96 billion	Undergoing selection
	Module 3 in the Roncador field (P-55) and	commitment of		process for the SPCists
	Phase 2 of Deepblue Charter LLC,	PETROBRAS with		(IDB with interaction)
	responsible for jointly contracting four	PNBV and PNBV
	SPCists to build the UEP: one for the P-55	with the owner of
	hull, another for the P-57 hull, as well as two	UEP (Deepwater and
	other for Generation and Compression	Deepblue).
Modules for both UEPs. At the end, PNBV
shall charter the P-55 from Deepwater and
the P-57 from Deepblue and will sub-charter
them to PETROBRAS.

Pag: 25

9. JUDICIAL DEPOSITS

As at September 30, 2006 and June 30, 2006, the judicial deposits, presented in accordance with the nature of the cases, are as follows:

	R$ thousand

	Consolidated		Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Labor/Administrative claims	482.652	569.855	432.509	524.138
Tax Administrative claims	996.777	1.004.433	794.724	773.645
Civil claims (*)	265.259	255.523	160.531	157.025
Other	12.624	18.878	282	474

Total	1.757.312	1.848.689	1.388.046	1.455.282

(*) Net of the provisions for contingencies provisions - according to CVM Decision 489/05.

Search and apprehension of ICMS tax payments considered to be not due / taxpayer substitution

PETROBRAS was sued in court by certain oil distribution companies under the allegation that it did not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately R$ 895.795 thousand, up to September 30, 2006, R$ 80.159 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

PETROBRAS, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

Other restricted deposits into court

In addition to the withdrawals relating to ICMS amounts, the authorities have blocked other amounts due to labor claims in a total R$ 146.180 thousand as of September 30, 2006 (R$ 143.036 thousand in June 30, 2006).

Pag: 26

10. INVESTMENTS

a) Investments in shares traded on the stock market

As of September 30, 2006, PETROBRAS investments in companies which shares are traded on the stock market are shown below:

	In lots of one		Stock Market -	Market
Companies	thousand shares	Type	R$ per shares	value
				R$ Thousand
Subsidiaries
PEPSA	1.249.717	COMMON	2,192	2.739.380
PESA (*)	229.729	COMMON	5,323	1.222.847

				3.962.227

Affiliated
Companies
COPESUL	23.482	COMMON	29,78	699.294
PQU	8.738	COMMON	12,50	109.225
PQU	8.738	PREFERRED	8,49	74.186

				882.705

Other
investments
BRASKEM	12.111	COMMON	11,25	136.249
BRASKEM	18.522	PREFERRED A	13,53	250.603

				386.852

(*) These shares do not include PEPSA’s interest.

On July 12, 2006 PETROQUISA stock ceased to be traded on the Stock Exchange because all of the shares in circulation were incorporated to the assets of PETROBRAS.

Pag: 27

The market value for these shares does not necessarily reflect the net realizable value of a representative batch of shares.

b) Goodwill/Discount

The discount recorded by PETROBRAS on the acquisition of BR’s shares, in the amount of R$ 62.821 thousand, is being amortized in accordance with the timing defined in the related appraisal report (10 years); the discount recorded by PETROBRAS on the acquisition of the share control of FAFEN Energia (80,20%), in the amount of R$ 15.159 thousand, is being amortized in the term, extension and proportion of the results projected in the appraisal report.

In purchasing 50% of the shares of TERMORIO, PETROBRAS calculated a discount in the amount of R$ 38.610 thousand that will only be amortized in accordance with CVM Pronouncement No. 247/96 upon sale of the investment.

As a result of the acquisition of TERMOCEARÁ Ltda., goodwill was calculated at R$ 103.810 thousand based on its expected future profits, to be amortized over the period of 10 years.

In the acquisition of the companies Termomacaé Ltda. and Termomacaé Comercializadora de Energia Ltda. discounts were calculated at R$ 80.409 thousand and R$ 6.294 thousand respectively, which shall be amortized pursuant to CVM Pronouncement No. 247/96.

Movement of goodwill/discount:

	R$ Thousand

	Consolidated	Parent Company

Discount balance at December 31, 2005	(426.395)	(210.036)
Discount on the acquisition of Termomacaé Ltda	(80.408)	(80.408)
Discount on the acquisition of Termomacaé
Comercializadora de Energia Ltda	(6.294)	(6.294)
Discount on the acquisition of Termobahia	(838)	(838)
Amortization of discount	7.989	7.989
Other	6.267
Discount balance	(499.679)	(289.587)

Goodwill on the acquisition of Termoceará	103.810	103.810
Goodwill on the acquisition of UTE Bahia	7.113
Goodwill on the acquisition of other companies	436.548
Amortization of Goodwill	(35.742)
Other	(6.099)

Goodwill/Discount balance at September 30, 2006	5.951	(185.777)

Pag: 28

In the parent company’s financial statements, the balance of the discounts, in the amount of R$ 289.587 thousand, is recorded as investments and in the consolidated financial statements, the balance of the discounts, in the amount of R$ 298.034 thousand, is recorded as deferred income.

c) Other information

(i) Investments in Ecuador

Sale and association agreement with Teikoku Oil Co. Ltd. in operations in Ecuador

In January 2005 Petrobras Energia S.A. - PESA, an indirect subsidiary of PETROBRAS, executed a preliminary sale and association agreement with Teikoku, through which it shall transfer 40% of the rights and obligations in the participation contracts in Blocks 18 and 31, subject to approval and authorization by the Ministry of Energy and Mines of Ecuador.

New Hydrocarbons Law

In April 2006 the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador, which establishes that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil (average monthly effective FOB sale price) as compared to the monthly average oil sale price established in the contract, stated in the currency of the month of settlement. In July, 2006 the regulations of said Law were published. As at September 30, 2006 the effects of the new regulation impacted a total loss equivalent to R$ 1.305 thousand to PESA.

Audit conducted by the Dirección Nacional de Hidrocarburos (DNH)

In its income tax calculation, Ecuardortlc S.A., a subsidiary of PESA in Ecuador, considers to be deductible expenses the shipment capacity costs corresponding to the oil shipment contract with Oleodutos de Crudo Pesados – OCP, at the proportion corresponding to the production capacity at Block 18 approved by DNH. In its statements about the audit on investments, costs and expenses for the 2002 through 2004 financial years, the DNH stated the expense was not deductible. The accumulated expense from 2002 until September 30, 2006 corresponds to approximately R$ 147,000 thousand. According to the Management of Ecuadortlc and its legal and tax advisers, there are sufficient legal grounds to support the position adopted by the company.

Pag: 29

(ii) Investments in Bolivia

The new Bolivian hydrocarbons law

In Bolivia the New Hydrocarbons Law 3.058 has been in force since May 19, 2005. This law revokes the former Hydrocarbons Law 1.689 dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On May 20, 2005, contracts were entered into for association among Yacimentos Petrolíferos Fiscales Bolivianos - YPFB (Bolivian state-owned company) and fuel distribution companies to extend the term of Distributors’ operations up until YPFB accumulates sufficient funds to develop this segment all over the Bolivian territory. On June 30, 2006 the term expired of the contracts through which the major distribution companies distributed hydrocarbons in Bolivia. YPFB takes over national distribution as from this date. The company Petrobras Bolívia Distribuición which maintained adjudicated a major part of this business, is still operating in the sector through the service stations it owns.

As of May 1, 2006, Supreme Decree 28.701 was enacted in Bolivia, through which, the natural hydrocarbon resources were nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB). A transition period has also been established of 180 days as from the date the aforementioned decree is enacted, in which companies that are currently operating should execute the new contracts established by YPFB. Companies which have not executed these contracts by the end of this term may be unable to continue operating in the country.

The aforementioned Decree establishes that fields with a certified average natural gas production of over 100 million cubic feet per day in 2005, as is the case with the San Alberto and San Antonio fields where the Company operates, an additional amount will be paid to YPFB of 32% over of the production value, rising to a total of 82% of the Bolivian government’s interest. The Bolivian Ministry of Hydrocarbons and Energy shall determine on a case-

Pag: 30

by-case basis via auditing the final share to be paid to the Companies in the contract to be executed. Up to September 30, 2006 the Company had recorded a provision to pay the additional share to YPFB of 32% on the hydrocarbon production, to an amount equal to R$ 135.963 thousand. The regulatory decrees which among other matters shall establish the means for paying this share have not yet been issued.

Furthermore, by way of this decree the State is nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. – PBR, in which PETROBRAS has an indirect interest of 100% (Petrobras International Braspetro B.V. – 51% and Petrobras Energia S.A. – 49%). The equity interest will be transferred to YPFB when the parties reach an agreement about the amount of economic compensation to be paid by YPFB to PETROBRAS.

On October 28, 2006 Petrobras Bolívia and its partners executed operating contracts with YPFB for the blocks San Alberto and San Antonio. These contracts establish that the revenues, royalties, profit shares, IDH, shipment and compression will be absorbed by YPFB, and the cost of production and investments made by the companies should be reimbursed as remuneration to the owner. Any difference which may exist will be distributed between the Bolivian state company and the companies, at percentages varying according to production and the investment recovery factor. These contracts will come into force as from approval by the Bolivian National Congress and their official registration.

In a document attached to contracts entitled “Investments made”, PETROBRAS and its partners state the investment amounts net of amortization, which will be reviewed taking into account the results of the audits contracted by the Hydrocarbons Ministry, are currently in progress. To date, the result of these audits and the possible effects on the Company’s investments could not be predicted.

Damage to oil pipeline in Bolivia caused by heavy rainfall

As a consequence of heavy rainfail in the Cacho region in Bolivia on April 2, 2006, an expanse of the oil pipeline operated by Petrobras Bolívia that carried condensed oil produced in the San Antonio and Margarita fields, which are operated by another company up to the truck system for moving liquids was damaged. The Company had losses equal to R$ 5.911 thousand related to expenditures to repair the area and the assets.

Pag: 31

iii) Investments in Argentina

Commitment to sell the equity interest in an energy transportation company in Argentina

The Board of Directors of Petrobras Energia S.A. - PESA approved on August 4, 2006 the sign of the contract to sell 50% shareholding held by PESA in Citelec to Eton Park Capital Management. Citelec has an equity interest of 52,67% in Compañia de Transporte em Energia Eléctrica em Alta Tensión Transener S.A..

CITELEC was sold under a sale commitment undertaken with the Argentinean government when Petrobras Participaciones S.L. acquired the share control of Petrobras Energia Participaciones S.A. - PEPSA, the parent company of PESA. The sale process will be supervised by the Ente Nacional Regulador de la Eletricidad (ENRE) and approved by the Secretaria de Energia de la Nación. As of September 30, 2006, the sale process was in phase of approval.

The terms put forward by Eton establish payment of a fixed amount of US$ 54 million (equivalent to R$ 117.000 thousand) plus an additional amount related to the income from the integral tariff review determined for Transener and its subsidiary Empresa de Transporte de Energia Eléctrica por Distribuición Troncal de la Pronvíncia de Buenos Aires S.A. (Transba).

The contract with Eton Park Capital Management also establishes the transfer of the 22,22% equity interest held by PESA in Yacylec for USD 6 million (equal to R$ 13.045 thousand).

(iv) Investments in Venezuela

Review of the operating partnerships in Venezuela

By way of its subsidiaries and associated companies in Venezuela, in March 2006 PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) Memoranda of Understanding (MDE) for the purpose of completing the migration of the operating partnerships covering the areas Oritupano Leona, La Concepción, Acema and Mata to the form of mixed capital companies. The MDE establish that the interest held by the private partners in the mixed capital companies shall be 40%, while the Venezuelan government shall hold an interest of 60%. According to the terms of the MDE, CVP shall recognize divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for

Pag: 32

new areas, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA amounting to US$ 88,5 million.

The memoranda executed with PDVSA and CVP did not result in changes to the estimated loss recognized in 2005.

Migration of the contracts shall produce economic effects as from April 01, 2006. By September 30, 2006 the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A., which will respectively operate in the areas, had been incorporated and registered in the Public Trade Registry of Venezuela. For the first three companies, the Venezuelan Executive Branch issued rights transfer decrees and the shareholders made the capital contributions. The remaining formalities required for the mixed capital companies to operate include, among other things, the execution of the respective oil sale contracts with PDVSA.

During the transition period and until the mixed capital companies are in operation, the consortia’s operations shall continue to be conducted and supported by Petrobras Energia Venezuela under the supervision of an integrated operating committee, on which PDVSA representatives shall form the majority. Due to the constraints imposed by the current situation, the income until September 30, 2006 has been estimated using the best information available. The materialization of certain estimates depends on future events, a number of which the Company has no direct control over.

According to the corporate governance structure specified for the mixed capital companies, from April 01, 2006 PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies calculated according to the equity pickup method.

(v) Investments in Paraguay

On March 31, 2006, PETROBRAS, through its controlled company Petrobras International Braspetro B.V., concluded the purchasing of the business of commercialization and distribution of Shell in Paraguay, related to fuel operations (retail and commercial market). The acquisition includes gas stations with convenience stores in all Paraguayan territory; GLP commercialization assets; installations for commercialization of aviation products for the airports in Asunción and Cidade Del Este.

Pag: 33

(vi) Investments in Colombia

On April 28, 2006 PETROBRAS concluded the purchase of Shell’s assets in Colombia, relating to the distribution and sale of fuel. The acquisition entailed 39 gas stations and convenience stores in Bogotá and surrounding areas, a warehouse and lubricant mixing plant in Puente Aranda, and a terminal in Santa Marta.

(vii) Investments in Uruguay

On June 01, 2006 PETROBRAS concluded the purchase of Shell’s assets in Uruguay, relating to the distribution and sale of fuel, with the acquisition of gas stations throughout Uruguay, installations for selling aviation fuel, maritime products and lubricant.

Via its subsidiary PETROBRAS International Braspetro B.V. - PIB BV, on June 29, 2006 PETROBRAS concluded the acquisition of 66% of the shares in Gaseba Uruguai S.A., a natural gas distribution concessionaire based in Montevideo. The share acquisition took place over two stages: on June 02, 2006, 51% of the shares held by Grupo Gaz de France were acquired for US$ 11 million, and on June 29, 2006 15% of the shares held by Acodike Supergas S.A. were acquired for US$ 3,2 million.

(viii) Investments in United States

On September 1, 2006, PETROBRAS, via its indirect subsidiary Petrobras América Inc., concluded the acquisition of 50% interest of the refinery Pasadena Refining System Inc. (PRSI), owned by Astra Oil Trading NV. The final investment was approximately US$ 415,8 million.

The PRSI refinery has a capacity for 100.000 bbl/day and is currently undergoing a moderization process in order to comply with the new environmental standards established by the Environmental Protection Agency (EPA) for gasoline.

With PETROBRAS entering as a partner in the enterprise, the refinery will be modified in order to process approximately 70.000 bbl/day of heavy oil and other batches, including production in the Marlim field. The refinery’s operational modernization process should be completed in four years and all of the oil products to be produced will comply with the highest standards of quality adopted in the United States.

Pag: 34

(ix) New projects abroad

• Petrobras América Inc., company controlled indirectly by PETROBRAS based in Houston, Texas, acquired ten blocks in the American Gulf of Mexico sector in an auction sponsored by Minerals Management Service, an American regulatory agency. PAI also acquired an additional interest of 25% in the Cascade field and 26,67% in the Chinook field, owned by BHP Billiton, both located in the US sector of the Gulf of Mexico. PETROBRAS also decided to acquire up to all of the 15% interest held by Hess Corporation in the Chinook field. After the conclusion of these two transactions, the Company will have a 50% interest in Cascade and up to 71,67% of Chinook.

• PETROBRAS acquired two of the three blocks offered in the bidding process by the state-owned Company Turkýye Petollerý Anonýn Ortaklidi (TPAO) from Turkey, to explore and produce in deep waters in the Black Sea.

• The government of Equatorial Guinea in Western Africa approved PETROBRAS’ acquisition of 50% interest in the shared-control agreement for production in Block L located in deep waters in the bay of Muni river.

• Petrobras Energia S.A. - PESA, a company indirectly controlled by PETROBRAS, entered into an agreement together with the companies Energia Argentina S.A. - ENARSA, YPF S.A. and Petrouruguay S.A. in order to establish a consortium that will have the objective of exploring, developing, exporting and commercializing hydrocarbons in two offshore areas located on the Argentine continental shelf. PESA will have a 25% interest in the consortium and the companies ENARSA, YPF and Petrouruguay will have 35%, 35% and 5%, respectively. On September 2006, PESA entered into an agreement together with ENARSA y YPF in order to establish a new consortium that will have the objective of exploring, developing, exporting and commercializing hydrocarbons in two offshore areas located on the Argentine continental shelf. PESA will have a 35% interest in the consortium and the companies ENARSA y YPF will have 35% and 30%, respectively;

• On November 3, 2006, PETROBRAS executed in Luanda (Angola), four production sharing contracts with Sociedade Nacional de Combustíveis de Angola – Sonangol, referring to blocks 6/06, 15/06, 18/06 and 26, in which PETROBRAS shall operate three (6/06, 18/06 and 26). Angola is one of the Company’s investment priorities. it has been operating in this country since 1979. Following the acquisition of these four exploration blocks, PETROBRAS has consolidated a further step to adhere to its Strategic Plan and is inaugurating a new phase in Angola, where it will work as an operator for the first time.

Pag: 35

(x) Acquisitions of Thermoelectric Power Stations

In order to raise its energy generation capacity and eliminate contingency payments, gas supply commitments, energy purchases and reimbursement of operating expenses, PETROBRAS concluded the acquisition of the thermoelectric power stations embraced by the Priority Thermoelectricity Program, which were generating these contractual commitments. The final negotiations are summarized below:

TermoMacaé Ltda. and TermoMacaé Comercializadora de Energia Ltda. (former - Macaé Merchant)

In March 2006 PETROBRAS and El Paso agreed to settle the controversies involving the Macaé Merchant Consortium. Under this settlement, the capital participation contract was terminated and El Paso finalized the sale of the plant to PETROBRAS, which in April 2006 outlaid US$ 357 million (equal to R$ 757.000 thousand) to acquire the companies TermoMacaé Ltda (former El Paso Rio Claro Ltda.) and TermoMacaé Comercializadora de Energia Ltda. (former El Paso Rio Grande Ltda.), terminating the Macaé Merchant Consortium Contract and thereby settling the controversies.

Under the acquisition process, El Paso gave guarantees to PETROBRAS relating to certain liabilities, limited to US$ 120 million (equal to R$ 260.000 thousand), including approximately US$ 78 million (equal to R$ 169.000 thousand) referring to a federal tax assessment, which El Paso believes it has excellent chances of successfully contesting, and for which it has presented its defense to the Brazilian tax authorities. In respect of the acquisition of the assets, any successes involving given tax benefits, tax receivables and potential recoveries on financial revenues shall be prorated between PETROBRAS and El Paso as mutually agreed.

On July 05, 2006 PETROBRAS was reimbursed for the amounts deposited by virtue of the preliminary decision pronounced by the Arbitral Tribunal, to the amount of R$ 569.000 thousand, including financial yields, given the dismissal of the Arbitration Proceeding.

Termobahia

Deutsche Bank (DB), which structured the Specific Purpose Entity (SPE) called BLADE Securities Ltd (“BLADE”), headquartered in Ireland, has inherited the rights held by ABB-EV until PETROBRAS presents a strategic partner.

Pag: 36

In order to identify a strategic partner to subsequently acquire the rights in TERMOBAHIA held by BLADE, PETROBRAS has made contact with a number of Japanese companies which will analyze TERMOBAHIA’s documentation.

On August 10, 2006 PETROBRAS concluded the acquisition of the equity interest and the credits relating to the Subordinated Loan of EIC Electricity S.A. in TERMOBAHIA for the amount of R$ 4.398 thousand, raising its interest to 31%.

At the end of this acquisition, the equity interests of TERMOBAHIA were held as follows: PETROBRAS remains with 31%, PETROS with 20% and BLADE with 49%.

Termogaúcha

On September 12, 2006 the shareholders resolved to close down Termogaúcha and sell off the two gas generator turbos and one steam generators turbo for the amount of USD 43 million (equal to R$ 93.500 thousand), recording a loss under the sale of USD 47 million (R$ 102.000 thousand).

As a result of this loss, PETROBRAS recognized a provision for investment losses to the amount of R$ 52.821 thousand.

As a result of the Company being dissolved, it was excluded from the consolidation process pursuant to CVM 247/96.

Pag: 37

11. PROPERTY, PLANT AND EQUIPMENT

a) By operating segment

Consolidated

	R$ Thousand

	09.30.2006			06.30.2006

		Accumulated
	Cost	depreciation	Net	Net

Exploration and production	103.002.221	(40.433.865)	62.568.356	59.606.187
Supply	34.889.381	(15.559.817)	19.329.564	18.716.546
Distribution	4.267.534	(1.657.185)	2.610.349	2.552.231
Gas and energy	17.647.506	(3.168.159)	14.479.347	13.945.644
International	20.277.964	(8.872.512)	11.405.452	10.750.474
Corporate	3.426.704	(995.295)	2.431.409	2.214.204

	183.511.310	(70.686.833)	112.824.477	107.785.286

Parent Company

	R$ Thousand

	09.30.2006			06.30.2006

		Accumulated
	Cost	depreciation	Net	Net

Exploration and production	74.226.676	(34.512.989)	39.713.687	37.971.393
Supply	28.714.434	(14.295.283)	14.419.151	13.919.589
Gas and energy	2.567.369	(464.122)	2.103.247	2.071.455
International	33.621	(13.943)	19.678	17.215
Corporate	3.407.773	(995.294)	2.412.479	2.197.492

	108.949.873	(50.281.631)	58.668.242	56.177.144

Pag: 38

b) By type of asset

Consolidated

		R$ Thousand

		09.30.2006			06.30.2006

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and leasehold
improvements	25 to 40	6.274.171	(2.600.136)	3.674.035	3.881.563
Equipment and other assets	3 to 30	83.293.264	(39.807.697)	43.485.567	40.506.499
Rights and concessions		3.466.936	(641.807)	2.825.129	2.832.033
Land		720.678		720.678	708.171
Materials		2.838.887	(12.425)	2.826.462	2.286.990
Advances to suppliers		1.608.932		1.608.932	1.146.849
Expansion projects		26.771.412	(133)	26.771.279	27.020.393
Oil and gas exploration and
production development
costs (E&P)		58.537.029	(27.624.635)	30.912.394	29.402.788

		183.511.310	(70.686.833)	112.824.477	107.785.286

Parent Company

		R$ Thousand

		09.30.2006			06.30.2006

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and leasehold
improvements	25 to 40	2.825.322	(1.448.410)	1.376.912	1.311.350
Equipment and other assets	4 to 20	38.567.022	(25.701.124)	12.865.898	11.282.987
Rights and concessions		3.245.329	(555.858)	2.689.471	2.709.780
Land		285.952		285.952	285.952
Materials		2.297.294		2.297.294	2.146.529
Advances to suppliers		343.139		343.139	343.609
Expansion projects		14.827.165		14.827.165	15.120.945
Oil and gas exploration and
production development
costs (E&P)		46.558.650	(22.576.239)	23.982.411	22.975.992

		108.949.873	(50.281.631)	58.668.242	56.177.144

Depreciation of equipment and installations related to oil and gas production is based on the volume of monthly production in relation to the proven developed reserves of each production field. Assets whose estimated useful lives are shorter than the related field are depreciated on a straight-line basis. Depreciation of other equipment and assets not related to the production of oil

Pag: 39

and gas, or which are related though not captive to the reservoirs, is based on their estimated useful lives.

c) Oil and gas exploration and development costs

	R$ Thousand

	Consolidated		Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Capitalized costs	58.537.029	56.207.204	46.558.650	44.912.395
Accumulated depreciation	(27.348.350)	(26.597.945)	(22.347.000)	(21.774.903)
Amortization of/provision for
abandonment costs	(276.285)	(206.471)	(229.239)	(161.500)

Net investment	30.912.394	29.402.788	23.982.411	22.975.992

The expenditures on exploration and development of oil and gas production are recorded on the basis of the successful efforts method. Under this method the development costs for all the production wells and the successful exploration wells linked to economically viable reserves are capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to un-commercial reserves are to be recorded in results when they are identified as such.

The capitalized costs and related assets are reviewed annually, on a field-to-field basis, to identify potential losses in recovery, based on the estimated future cash flow.

The capitalized costs are depreciated using the units produced method in related to proven and developed reserves. These reserves are estimated by Company geologists and petroleum engineers according to international standards and reviewed annually or when there are indications of significant alterations.

The future obligation on abandoning wells and dismantling the production area is accounted for at its present value, and is fully recorded at initiation of production as part of the cost of the related assets (property, plant and equipment) as a balancing item to the provision, which relate to these expenses, recorded in the liabilities

The expense on the interest incurred on the provision for the obligation of R$ 104.637 thousand for the nine-month period from January through September of 2006, is classified as an operating expense - exploratory costs for the extraction of crude oil and gas (item 3.06.05.03 of the statement of income - ITR - Parent Company).

Pag: 40

d) Depreciation

The depreciation expenses from January to September 2006 and 2005 are as follows:

	R$ Thousand

	Consolidated		Parent Company

	Jan-Sep/2006	Jan-Sep/2005	Jan-Sep/2006	Jan-Sep/2005

Portion absorbed in costing:
Of assets	3.728.137	2.256.357	1.452.212	1.087.698
Of exploration and production costs	1.922.583	1.136.533	1.420.137	1.136.307
Of capitalization of/provision for
well abandonment	150.822	167.344	145.320	47.798

	5.801.542	3.560.234	3.017.669	2.271.803
Portion recorded directly in income	998.598	741.078	488.343	424.167

	6.800.140	4.301.312	3.506.012	2.695.970

e) Leasing of platforms and ships

As of September 30, 2006 and June 30, 2006, direct and indirect subsidiaries had leasing contracts for offshore platforms and ships chartered to PETROBRAS, and the commitment assumed by the parent company is equivalent to the amount of the contracts. PETROBRAS also had leasing contracts with third parties for other offshore platforms.

The balances of property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if recorded as assets purchased under capital leases, are as follows:

	R$ Thousand

	Consolidated		Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Property, plant and equipment, net of depreciation	1.621.925	1.112.799	243.733	259.483

Financing
Short-term	550.640	543.796	71.942	72.141
Long-term	2.178.734	2.270.883	350.415	437.791

	2.729.374	2.814.679	422.357	509.932

Expenditures on platform charters incurred in periods prior to the operational start-up are recorded by PETROBRAS as prepaid expenses and totaled R$ 1.064.147 thousand at September 30, 2006 (R$ 1.103.494 thousand on June 30, 2006), being R$ 827.408 thousand recorded as non current assets at September 30, 2006 (R$ 866.755 thousand on June 30, 2006).

Pag: 41

f) Lawsuits

• In the United States – P-19 and P-31

On July 25, 2002, BRASOIL and PETROBRAS won a lawsuit filed with an American Court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain since 1997, a legal judgment in the United States to exempt them from the obligation to indemnify BRASOIL for the construction (“performance bond”) of platforms P-19 and P-31 and from PETROBRAS, the refund of any amounts that they might be ordered to pay in the “performance bond” proceeding. A court decision by the first level of the Federal Court of the South District of New York recognized the right of BRASOIL and PETROBRAS to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective payment, relating to the “performance bond” in a total US$ 370 million.

The insurance companies have filed appeals against the decision with the United States Court of Appeals for the Second Circuit. A decision was handed down on May 20, 2004, when the Court partly maintained the verdict, confirming the insurance companies liability to pay the performance bonds and exempting the insurance companies from the obligation to pay liquidated damages, attorney’s fees and expenses, reducing the indemnity to US$ 245 million.

The insurance companies appealed against this decision to the full court, which rejected the appeal, thus confirming the unfavorable verdict as mentioned. In April 2005 the parties (Insurance companies and BRASOIL) began discussions seeking to settle the credit of BRASOIL, resulting in the execution of a Memorandum of Understanding, the effects of which, however, led to further queries and issues to be settled by the Court. On July 21, 2006 the US Court delivered an executive decision specifying the points of divergence, and the interest due. However, it made payment of the amounts owed to BRASOIL subject to the permanent discontinuance of the legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

• In London – P-36

BRASOIL and PETROBRAS participates in several contracts relating to the conversion and acquisition of P-36 Platform, which suffered a total loss in an accident (sinking) during 2001. Under these contracts, BRASOIL and PETROBRAS has committed to depositing any insurance reimbursement, in

Pag: 42

case of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claim part of these payments is currently in progress in a London Court, since BRASOIL and PETROBRAS understand that they are entitled to such amounts in accordance with the distribution mechanism established in the contract.

In April 2003, BRASOIL provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity to the Security Agent. In order to facilitate the issue of the bank guarantee, BRASOIL provided the financial institution with counter-guarantees in the amount of US$ 175 million. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, the following payment was made for the bank guarantee on April 30, 2004 amounting to US$ 171 million. On January 4, 2006, the guarantee provider confirmed that the guarantee was cancelled.

The trial has been divided into two stages. The first stage was initiated in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (a) neither PETROBRAS nor BRASOIL have been considered to have defaulted on their obligations; (b) PETROMEC and MARITIMA are subject to reimbursing BRASOIL for approximately US$ 58 million plus interest; and (c) PETROMEC and MARITIMA are not liable for delays or unfinished work.

On July 15, 2005 a verdict was handed down determining that the insurance indemnification belongs to BRASOIL, except the amount of US$ 629 thousand plus interest that should be paid to the other parties in the litigation, as well as an additional amount of US$ 1,5 million that should be held on deposit until the result of certain pending matters.

Following the trial in February 2004, PETROMEC amended the legal suit claiming the amount of US$ 131 million in additional costs for upgrading procedures, or alternatively for damages for perjury, with no claimed amount being determined. The trial of the false statement took place between January 16 and February 9, 2006 and the respective decision is pending.

• General Context

Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, by September 30, 2006, BRASOIL contributed financial resources in the amount of US$ 606 million, equivalent to R$ 1.317.118 thousand (R$ 1.306.550 thousand on June 30, 2006) on behalf of the constructors directly to the

Pag: 43

suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequent losses to BRASOIL.

Based on the opinion of BRASOIL’s legal advisers, these expenses can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards to the probability of receiving all the amounts disbursed, the company conservatively recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 534 million, equivalent to R$ 1.160.486 thousand at September 30, 2006 (R$ 1.150.630 thousand on June 30, 2006).

Pag: 44

12. LOANS AND FINANCING

Consolidated

	R$ Thousand

	Current		Non current

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Foreign
Financial institutions	5.027.257	5.962.751	10.751.111	9.103.461
Global notes and Global step-up notes	2.575.972	2.594.059	9.196.514	11.219.401
Suppliers	51.148	84.700
Trust certificates – Senior/Junior	148.374	147.395	1.045.192	1.075.679
Other	157.317	70.568	1.980.843	1.365.374

Subtotal	7.960.068	8.859.473	22.973.660	22.763.915

Domestic
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	2.241.829	1.601.198	3.226.036	2.520.703
Debentures	529.749	688.291	3.120.251	3.077.928
FINAME - Financing for the construction of
Bolívia-Brasil gas pipeline	103.500	101.198	455.574	437.269
Other	473.182	420.154	325.807	236.501

Subtotal	3.348.260	2.810.841	7.127.668	6.272.401

Total	11.308.328	11.670.314	30.101.328	29.036.316

Interest on financing	(671.622)	(1.614.754)

Principal	10.636.706	10.055.560
Current portion of long-term debt	(5.601.407)	(5.206.687)

Total short-term debt	5.035.299	4.848.873

Pag: 45

Parent Company

	R$ Thousand

	Current		Non current

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Foreign
Financial institutions	617.639	679.807	1.987.158	2.184.177
Bearer bonds (Notes)	590.629	568.521	370.274	371.697

Subtotal	1.208.268	1.248.328	2.357.432	2.555.874

Domestic
Debentures	92.609	277.999	2.735.373	2.747.249
FINAME - Financing for the
construction of Bolívia-Brasil gás
pipeline	102.125	100.821	446.566	434.302
Other	34.330	31.118	79.384	90.357

Subtotal	229.064	409.938	3.261.323	3.271.908

Total	1.437.332	1.658.266	5.618.755	5.827.782

Interest on financing	(110.634)	(277.448)

Principal	1.326.698	1.380.818
Current portion of long-term debt	(1.326.698)	(1.380.818)

Total short-term debt

Pag: 46

a) Long-term debt maturity dates

	R$ Thousand

	09.30.2006

	Consolidated	Parent Company

2007	1.701.702	530.274
2008	4.679.613	723.938
2009	3.666.897	517.491
2010	4.694.758	1.548.542
2011 and thereafter	15.358.358	2.298.510

	30.101.328	5.618.755

b) Long-term debt interest rates

	R$ Thousand

	Consolidated		Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Foreign
Up to 6%	7.493.428	7.883.726	1.075.288	1.812.040
6 and over to 8%	8.047.084	5.469.896	1.260.696	743.834
8 and over to 10%	5.449.826	7.788.129	21.448
10 and over to 12%	813.115	488.472
Other	1.170.207	1.133.692

	22.973.660	22.763.915	2.357.432	2.555.874

Local
Up to 6%	1.884.420	1.833.398	79.384	90.357
6 and over to 8%	209.331	573.070		434.302
8 and over to 10%	1.558.434	599.578	944.296	529.005
10 and over to 12%	2.269.390	2.339.651	2.237.643	2.218.244
Other	1.206.093	926.704

	7.127.668	6.272.401	3.261.323	3.271.908

	30.101.328	29.036.316	5.618.755	5.827.782

c) Long-term balances per currency

	R$ Thousand

	Consolidated		Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

U.S. dollar	22.710.861	22.921.423	1.802.583	1.928.764
Japanese yen	1.265.086	675.859	621.001	675.859
Euro	532.098	544.179	380.414	385.553
Real	5.363.002	4.723.575	2.814.757	2.837.606
Other	230.281	171.280

	30.101.328	29.036.316	5.618.755	5.827.782

Pag: 47

The estimated fair value for the Parent Company and Consolidated’s long-term loans on September 30, 2006, were approximately R$ 5.745.173 thousand and R$ 29.047.450 thousand, calculated at the market rates in force, taking into account the nature, deadline and risks similar to those in the registered contracts and may be compared to their carrying amounts of R$ 5.618.755 thousand and R$ 30.101.328 thousand.

The hedge contracts in connection with Notes issued abroad in foreign currency are disclosed in Note 22.

d) Structured finance of exports

PETROBRAS and PETROBRAS FINANCE LTD. have contracts ("Senior Export Contract" and "Prepayment Agreement") between themselves and with a special purpose entity not related with PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PETROBRAS FINANCE LTD. by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

As stipulated in the contracts, PETROBRAS FINANCE LTD. assigned the rights to future receivables in the amount of US$ 1,8 million (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PETROBRAS FINANCE LTD. the following securities, also in the amount of US$ 1,8 million:

• US$ 1,5 million in Senior Trust Certificates, which were negotiated by PETROBRAS FINANCE LTD. on the international market at face value, and the amount, was transferred to PETROBRAS as prepayment for exports to be made to PETROBRAS FINANCE LTD., according to the Prepayment Agreement.

• US$ 300 million in Junior Trust Certificates, which are held in the portfolio of PETROBRAS FINANCE LTD. If PF Export incurs any losses on the receipt of the exports, transferred by PETROBRAS FINANCE LTD., these losses will be compensated by the securities linked to the export prepayments. In May 2004, a contractual amendment was made to allow the presentation of the securities linked to the export prepayment, offsetting the debt balance (Junior Trust Certificates) in the balance sheet.

The assignment of rights to future export receivables represents a liability of PETROBRAS FINANCE LTD., which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will

Pag: 48

bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

On March 1, 2006, PETROBRAS anticipated the payment of US$ 232 million (equivalent to R$ 494.909 thousand) relating to the advance received from PETROBRAS FINANCE LTD. - PFL for export prepayment. This anticipated payment allowed PETROBRAS FINANCE LTD. - PFL to make payment on March 1, 2006 on the Notes with floating rates on series A1 and B for the “Senior Trust Certificates” issued by PF Export, that would mature in 2010 and 2011, respectively.

On May 23, 2006 PFL obtained the consent of the holders of the 2003-A 6,436% series Senior Trust Certificates, maturing in 2015, issued by PF Export Receivables Master Trust. The contractual amendment, effective as from June 1, 2006, permitted the elimination of the bunker sale from the export prepayment programme. Only receivables derived from fuel oil sales will continue to comprise the export prepayment programme. PFL also obtained the consent of the holders of the 2003-B 3,748% Series, maturing in 2013.

As of September 30, 2006, the balance of export prepayments, including amortization for the period, totaled R$ 1.192.247 thousand (R$ 1.221.763 thousand on June 30, 2006), with R$ 1.045.192 thousand classified as long-term liabilities (R$ 1.075.679 thousand in June 30, 2006), and R$147.055 thousand classified as current liabilities (R$ 146.085 thousand on June 30, 2006).

e) Financing of P-51 Platform

On December 5, 2005, PETROBRAS NETHERLANDS B.V. - PNBV, a wholly-owned subsidiary of PETROBRAS, entered into a financing agreement with BNDES, in the amount of US$ 402 million (equivalent to R$ 874.000 thousand on September 30, 2006), for the national share of the P-51 semi-submersible platform that is being built in Brazil.

Financing will be amortized over 10 years once construction of the platform has been concluded, which is expected to occur in the last quarter of 2007.

The platform will be built through contracts executed totaling some USD 810 million (R$ 1.761.000 thousand as of September 30, 2006). The P-51 will be one of PETROBRAS’ platforms having the largest oil extraction capacity in the Marlim Sul field, located in the Campos Basin, expected to commence operations in 2008.

Although the funding for P-51 construction is mainly provided by BNDES financing, there is other credit lines to finance foreign equipments for the

Pag: 49

plataform that are granted by BNP Paribas, and assured by Nordic Investment Bank and by Credit Agencies that support European Exports.

f) Financing to modernize REVAP

In New York on May 23, 2006, PETROBRAS executed agreements which shall allow the construction of new plants at the Henrique Lage Refinery (REVAP) and a loan of up to US$ 900 million for this project (the REVAP modernization project). The Japan Bank for International Cooperation - JBIC shall be the project’s main financier, providing 54% of the credit line extended (US$ 486 million). The project will also receive US$ 378 million from a syndicate of commercial banks comprised of Santander Banespa, Bank of Tokyo Mitsubishi, Caylon Corporate and Investment Bank, Societe Generale, BNP Paribas, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation - SMBC, and US$ 36 million from the Japanese Trading Companies Mitsui & Co Ltd and Itochu Corporation.

g) Other information

The loans and financing are principally intended to fund purchases of raw materials, development of oil and gas production projects, construction of vessels and pipelines and the expansion of industrial plants.

The debentures issued through BNDES - National Bank for Economic and Social Development, for the anticipated acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day (“TCO - Transportation Capacity Option”), totaled R$ 430.000 thousand (43.000 notes with per value of R$ 10) maturing February 15, 2015. GASPETRO, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by TBG and held by GASPETRO, in respect of these debentures.

PETROBRAS is not required to provide guarantees to foreign financial institutions. Financing obtained from the BNDES - National Bank for Economic and Social Development - is secured by the assets being financed (carbon steel tubes for the Bolivia-Brazil pipeline and vessels).

Respective to the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, PETROBRAS, PETROQUISA and Banco do Brasil S.A., whereby TBG undertakes to tie the National Treasury order to its revenues until the extinguishing of the obligations guaranteed by the Federal Government.

Pag: 50

Notes Buyback

On July 24, 2006 PIFCo concluded the buyback tender for five series of notes it issued to the amount of US$ 888 million. If the notes bought back by PETROBRAS and PIFCo in the past are considered, the operation entails the amount of US$ 1.215 million.

The notes buyback was only made possible by using company funds and in addition to lowering PETROBRAS’ total indebtedness, it enabled it to optimize its cash balance.

Debenture Issue

On August 02, 2006 the Extraordinary General Meeting held by ALBERTO PASQUALINI - REFAP S.A. approved the value of the private issue of simple, nominative and book-entered debentures to the amount of R$ 852.600 thousand. The debentures are being issued in order to expand and modernize the company’s industrial facilities and to raise its oil processing capacity from 20.000 m³/day to 30.000 m³/day, in addition to increasing the portion of national oils being processed.

The issue will be made under the following terms (basic terms approved by BNDES and BNDESPAR on June 23, 2006): term of issue up to December 30, 2006 and amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; 10% of the debentures shall be subscribed by BNDESPAR at the interest rate of the BNDES’ basket of currencies + 2.3% p.a..

On September 08, 2006, the Financing Contract was executed and the first installment was made available to the amount of R$ 601.000 thousand.

The remaining amount will be provided by February 2007 subject to proving the expenses incurred on expanding the refinery.

Japanese Yen Bonds

On September 27, 2006 PIFCo issued Japanese Yen Bonds to the amount of ¥ 35.000.000 thousand (USD 297.780 thousand), maturing in 2016, yielding 2.15% per annum and semi-annual interest. The proceeds obtained from the issue will be used to fully or partly finance the construction of the pipelines which will interconnect the production platforms P-51, P-52 and P-53 to the autonomous repumping platform PRA-1.

Pag: 51

Indebtedness of CIESA and TGS

In order to clean up the finances of Compañia de Inversiones de Energia S.A. - CIESA, a company jointly controlled by PESA and ENRON, PESA transferred its interest of 7,35% in the capital of Transportadora de Gás Del Sur S.A. - TGS (a subsidiary of CIESA) to ENRON, and ENRON simultaneously transferred 40% of its interest in the capital of CIESA to a trustee. Once the approvals required from Ente Nacional Regulador Del Gas (National Gas Regulator) and Comisión Nacional de Defensa de la Competencia (National Competence Defense Commission) have been obtained, ENRON shall transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares in TGS held by CIESA, in part payment of the debt. The remaining balance of the financial debt shall be capitalized by the creditors.

As it is operating under long-term constraints which significantly hinder its capacity to transfer capital to investors, CIESA is being excluded from the consolidation process of PESA and consequently from the consolidation process of PETROBRAS, pursuant to CVM 247/96.

Via a global restructuring process of its financial debt, TGS has refinanced roughly 99,76% of its debt. The creditors accepting the proposal shall receive a cash payment equal to 11% of the debt, new debt notes accounting for the remaining 89% and a cash payment of the interest to which they were entitled and which was not paid on the previous debt.

As a result of the financial agreements executed in relation to the debt restructuring, TGS is subject to a number of constraints, which include constraints on the issue of debt notes, investment ventures, sale of assets, payment of fees for technical assistance and distribution of dividends.

The new debt contains an early amortization clause, where the execution and corresponding amount thereof are determined by the coefficient of the consolidated debt, the level of liquidity and subsequent payments which TGS should make.

Pag: 52

13. FINANCIAL INCOME (EXPENSES), NET

Financial charges and net monetary and exchange variation, allocated to income in the period from January to September of 2006 and 2005, are as follows:

	R$ Thousand

	Consolidated		Parent Company

	Jan-Sep/2006	Jan-Sep/2005	Jan-Sep/2006	Jan-Sep/2005

Financial expenses
Loans and financing	(2.396.430)	(2.516.702)	(461.820)	(504.954)
Suppliers	(111.760)	(41.924)	(1.046.551)	(1.197.992)
Capitalized interest		16.472		16.472
Other	(607.206)	(700.085)	(151.126)	(34.795)

	(3.115.396)	(3.242.239)	(1.659.497)	(1.721.269)

Financial income
Short-term investments	699.999	(417.653)	129.439	(796.814)
Subsidiaries and affiliated
Companies	103	397	1.446.371	1.547.286
Advances to suppliers	45.442	62.758	45.442	62.758
Advances for migration costs -
Pension Plan	52.610	74.797	52.610	74.797
Other	892.802	482.030	394.200	156.524

	1.690.956	202.329	2.068.062	1.044.551

Net monetary and exchange
Variation	164.853	670.105	(524.885)	(1.441.245)

	(1.259.587)	(2.369.805)	(116.320)	(2.117.922)

14. OTHER OPERATING INCOME (EXPENSES), NET

	R$ Thousand

	Consolidated		Parent Company

	JAN-SEP/2006	JAN-SEP/2005	JAN-SEP/2006	JAN-SEP/2005

Incomes with Rents	52.789	47.940	24.169	(136.664)
Institutional relations and cultural projects	(723.734)	(557.722)	(665.915)	(487.697)
Operating expenses on thermoelectric
business	(602.835)	(638.156)	(380.417)	(637.742)
Contractual losses on transportation
services (Ship or Pay)	(98.646)	(98.235)	(127.753)	(162.535)
Unscheduled stoppages - plant and
equipment	(73.616)	(185.200)	(70.555)	(180.383)
Losses and contingencies - legal
proceedings	(244.180)	(361.785)	(221.458)	(331.560)
Gains (losses) on derivative financial
instrument transactions	(188.204)	80.238	(188.204)	78.527
Other	(782.393)	(995.058)	(592.8715)	(793.783)

	(2.660.819)	(2.707.978)	(2.223.004)	(2.651.837)

Pag: 53

15. TAXES, CONTRIBUTIONS AND PARTICIPATIONS

a) Recoverable Taxes

	R$ Thousand

	Consolidated		Parent Company

Current assets	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Local:
ICMS recoverable	3.061.597	2.981.776	2.472.407	2.466.461
PASEP/COFINS recoverable	455.731	337.273	252.984	122.216
CIDE recoverable	31.197	37.580	31.197	37.580
Income tax recoverable	617.551	998.129	122.468	98.580
Social contribution recoverable	158.600	268.530	11.244	11.244
Deferred Income Tax and Social contribution	2.520.062	915.001	2.239.669	663.555
Other recoverable taxes	278.607	354.195	208.247	287.447

	7.123.345	5.892.484	5.338.216	3.687.083

Foreign:
Value added tax - VAT	228.475	177.190
Deferred income tax and social contribution		65.412
Other recoverable taxes	444.205	421.541

	672.680	664.143

	7.796.025	6.556.627	5.338.216	3.687.083

b) Taxes, contributions and participations payable

	R$ Thousand

	Consolidated		Parent Company

Current liabilities	09.30.2006	06.30.2006	09.30.2006	06.30.2006

ICMS - Value Added Tax on Sales and
Services	1.949.166	2.174.445	1.741.992	1.970.956
COFINS - Tax for Social Security Financing	601.283	537.414	421.401	398.806
CIDE- Contribution on Intervention in
Economic Domains	631.869	624.968	580.276	577.999
PASEP- Public Service Employee Savings	135.394	84.117	99.699	52.519
Special participation program/royalties	2.787.684	2.746.577	2.745.695	2.706.152
Income tax and social contribution
retentions	279.808	314.370	273.281	307.995
Income tax and social contribution current	1.481.329	1.667.369	804.914	935.330
Deferred Income tax and social contribution	1.255.368	1.225.740	1.070.205	1.043.919
Other taxes	363.307	342.948	114.168	112.055

	9.485.208	9.717.948	7.851.631	8.105.731

c) Taxes and social contributions deferred - long term

	R$ Thousand

	Consolidated		Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Non-current assets
Deferred Income tax and social Contribution	3.139.448	3.040.756	1.284.752	1.453.700
ICMS deferred	1.094.246	1.178.185	772.551	975.161
Other	223.693	130.793

	4.457.387	4.349.734	2.057.303	2.428.861

Long-term liabilities
Deferred Income tax and social contribution	8.792.024	8.488.581	7.290.780	6.935.604

Pag: 54

d) Deferred income tax and social contribution

The grounds and expectations for realization of the deferred tax assets and liabilities are presented as follows:

Deferred income tax and social contribution assets

	R$ Thousand

	09.30.2006

Nature	Consolidate	Parent Company	Basis for realization

Provision for remuneration to the			By the shareholder's individual
JCP shareholders	1.491.593	1.491.593	credit.

			By realization of losses in view of
Provisions for contingencies and			the outcome of legal suits and
Doubtful debts	444.295	210.644	overdue credits.

Provision for profit sharing	280.457	263.567	By payment.

PETROS - Pension plan
(Sponsor’s installment)	1.151.533	1.117.694	By payment of the contributions.

Tax losses	204.974		Future taxable income.

Unrealized profits	1.114.903		By profit realization

Temporary difference between			Realization in the duration of
accounting and tax depreciation/			straight-line
amortization criteria	183.259	50.363	depreciation/amortization

Provision for ANP research and			By realization of the effective
development investment	103.196	102.762	expenditures

Other	685.300	287.798

Total	5.659.510	3.524.421

Long-term	3.139.448	1.284.752

Current	2.520.062	2.239.669

Pag: 55

Deferred income tax and social contribution liabilities

	R$ Thousand

	09.30.2006

Nature	Consolidate	Parent Company	Basis for realization

Cost of prospecting and drilling			Depreciation based on the unit-of
activities for oil extraction(net of			production method in relation to the proven
depreciation)	8.082.677	8.082.677	developed reserves on the oil fields.

Difference between accounting			Amortization/depreciation difference
and tax depreciation criteria	736.595	34.971	between accounting and tax criteria

Income tax and social			Through occurrence of triggering events
contribution - foreign operations	264.859	219.483	that generate income.

Investments in subsidiaries and			Through occurrence of triggering
affiliated companies	173.466		events that generate income.

Other	789.795	23.854

Total	10.047.392	8.360.985

Long-term	8.792.024	7.290.780

Current	1.255.368	1.070.205

Pag: 56

Realization of deferred income tax and social contribution

At the parent company level, realization of deferred tax credits amounting to R$ 3.524.421 thousand does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability.

Based on forecasts, the management of subsidiaries expects to offset the consolidated credit amounts in excess of the balance recorded by the parent company where applicable within a 10-year period.

	R$ Thousand

	Realization expectation

	Consolidated		Parent Company

	Deferred	Deferred	Deferred	Deferred
	income	Income	income	income
	tax and social	tax and social	tax and social	tax and social
	contribution	contribution	contribution	contribution
	assets	liabilities	assets	liabilities

2006	2.536.524	1.268.877	2.239.669	1.070.205
2007	563.814	1.324.574	150.400	1.054.819
2008	235.635	1.213.625	150.400	1.054.819
2009	229.196	1.186.449	128.966	1.057.104
2010	536.686	1.175.497	355.617	1.058.133
2011	182.887	1.193.919	128.965	1.054.245
2012 and thereafter	1.374.768	2.684.451	370.404	2.011.660

Amount accounted for	5.659.510	10.047.392	3.524.421	8.360.985
Amount not accounted for	1.201.364		212.019
Total	6.860.874	10.047.392	3.736.440	8.360.985

As of September 30, 2006, TBG, a subsidiary of Petrobras’ subsidiary GASPETRO, had accumulated income tax losses carried forward amounting to R$ 252.780 thousand (R$ 310.670 thousand in September 30, 2005), which can be offset against taxes up to a limit of 30% of annual taxable income, based on Law No. 9.249/95, which, in the opinion of TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project. However, considering the accounting for deferred tax assets in accordance with CVM Pronouncement No. 371 insofar as it relates to the determination of taxable income in three of the past five financial years and the long term estimate for utilization, these credits are not recorded in the consolidated financial statements as of September 30, 2006 and 2005. The accounting recognition of these credits will be reviewed annually.

The subsidiary Petrobras Energia Participações S.A. - PESA has tax credits arising from accumulated tax losses amounting to approximately R$ 736.565 thousand, which were not recorded in asset accounts. In accordance with

Pag: 57

specific legislation in Argentina and others countries where PESA has investments that define the expiration date for such tax credits, these credits may be offset against future taxes payable limited to R$ 706.857 thousand until 2007 and to R$ 29.708 thousand as from 2011.

e) The reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with statutory rates and the related amounts recorded from January to September 2006 and 2005 is summarized below:

Consolidated

	R$ Thousand

	Jan-Sep/2006	Jan-Sep/2005

Income before taxes/participations	31.965.147	25.729.201

Income tax and social contribution at nominal rates
(34%)	(10.868.151)	(8.747.928)
Adjustments to determine effective rate:
• Permanent additions, net	(509.229)	(498.787)
• Equity pickup	(149.921)	(208.769)
• Goodwill/discount amortization	13.035	(12.266)
• Tax incentives	62.186	28.063
• Adjustments Income tax and social contribution for prior periods	63.548
• Credit due to the inclusion of interest on capital as operating expenses	1.491.592	743.639
• Other	(98.271)	335.813

Provision for income tax and social contribution	(9.995.211)	(8.360.235)

Deferred income tax and social contribution	541.146	(1.122.758)
Current income tax and social contribution	(10.536.357)	(7.237.477)

	(9.995.211)	(8.360.235)

Pag: 58

Parent Company

	R$ Thousand

	Jan-Sep/2006	Jan-Sep/2005

Income before taxes/participations	29.609.406	22.545.103

Income tax and social contribution at nominal rates
(34%)	(10.067.198)	(7.665.335)
Adjustments to determine effective rate:
• Permanent additions, net	(508.118)	(475.815)
• Equity pickup	194.149	382.700
• Credits due to the inclusion of interest on capital as operating expenses	1.491.593	745.646
• Goodwill/discount amortization	2.692	(12.266)
• Tax incentives	62.088	27.692
• IRPJ and CSLL adjustment made for prior years	100.622	1.312
• Foreign profit		(15.224)
• Other	(59.316)	(49.131)

Provision for income tax and social Contribution	(8.783.488)	(7.060.421)

Deferred income tax and social contribution	391.170	(1.058.567)
Current income tax and social contribution	(9.174.658)	(6.001.854)

	(8.783.488)	(7.060.421)

16. EMPLOYEE BENEFITS

(a) Pension Plan - Fundação Petrobras de Seguridade Social - PETROS

Fundação Petrobras de Seguridade Social - PETROS and the current benefits plan (PETROS Plan)

Fundação Petrobras de Seguridade Social - PETROS, was constituted by PETROBRAS, is an entity of private right, non-profitable, administrative and financially autonomous, which, as a closed entity of supplementary security, has as its main objects:

Pag: 59

(i) To Institute, administer and perform benefit plans for the companies or entities that may execute adhesion commitments;

(ii) To render administration and performance services relating to the benefit plans of security nature; and

(iii) To promote the social well being of its participants, specifically relating to security.

The PETROS plan is a defined-benefit pension plan and was introduced by PETROBRAS in July of 1970 to ensure members a supplement to the benefits provided by Social Security. In 2001, subsequent to a process of separating participant groups, the PETROS Plan was transformed into several distinct defined benefit plans.

As of September 30, 2006, the following sponsor companies formed part of the Petrobras System PETROS plan: Petróleo Brasileiro S.A. - PETROBRAS, the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - PETROQUISA, and Alberto Pasqualini - REFAP S.A, a subsidiary of Downstream Participações Ltda.

PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12,93% of the salaries of employees participants in the plan and contributions from employees and retirees, as well as the income from the investment of these contributions.

The actuarial commitments with respect to the pension and retirement plan benefits, and those related to the post-employment lifetime health coverage plan are provided for in the Company’s balance sheet based on calculations prepared by independent actuaries. Their calculations are based on the projected unit of credit method, net of the assets guaranteeing the plan, with the obligation increasing from year to year, in a manner that is proportional to the length of service of the employees during their working period. The assets guaranteeing the pension plan are shown as reducers of the net actuarial liability.

Additionally, other actuary premises are used, such as estimate of costs related to medical expenses, biometric and economic hypothesis and, also, historical data on expenses incurred and on employees contributions.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability. These gains and losses are amortized over the average remaining time of service of the active employees.

Pag: 60

Evaluation of the PETROS costing plan is performed by independent actuaries based on a capitalization system on a general basis.

Any deficit determined in the defined-benefit plan in accordance with the actuarial costing method currently adopted by PETROS must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No. 20.

As of September 30, 2006, the balance of advances for the pension plan recorded by PETROBRAS amounted to R$ 1.248.628 thousand (R$ 1.228.424 thousand as of June 30, 2006).

New Benefits plan

In the year 2001, a mixed pension plan called PETROBRAS VIDA was created, intended for current and new employees. However, the process for participants and beneficiaries of the previous plan (Plano PETROS) to sign on to the new plan was suspended, due to a restraining order issued by a court pursuant to a suit for preliminary injunction filed by employee unions and subsequent court developments. A court order rendered in the year 2004 granted the injunction and annulled the act of the Supplementary Pension Secretariat of the Social Security Ministry approving the new plan, declaring invalid any alterations made in the PETROS plan based on such approval, under appeal at the second court level, awaiting judgment on the merits of the matter.

The PETROS Plan does not accept new employees of PETROBRAS. PETROBRAS took out a group life insurance policy to cover all employees beginning employment with the Company subsequent to the closure of the PETROS plan, this policy will remain in effect until a new private pension scheme is implemented.

In 2003, PETROBRAS formed a task force with representatives of the National Union of Oil Workers (FUP) and worker’s unions, in order to technically evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated schemes to strengths its financial and economic position, analysis of the specific demands of these representative entities and the definitive balance of actuarial balance of PETROS pension plan.

On April 19, 2006, PETROBRAS, in order to achieve an agreement of its Supplementary Pension Plan, presented to employee participants and retirees, a proposal which sought to afford equilibrium to the actual PETROS plan and the implementation of a new Plan, which will be subject to the approval of the Board of Directors.

Pag: 61

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the PETROS Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering the overall individual accession of employees and dependants.

The deadline for renegotiating the PETROS Plan expired on August 31, 2006, and on September 11, 2006, after the accession rate had been determined, the overall renegotiation target previously set by the Company had not been achieved. As a result the proposal presented by PETROBRAS became null and void.

On October 20, 2006, the PETROBRAS Board of Directors approved the introduction of a new pension plan called PETROS PLAN 2 for employees currently with no plan.

After this approval, the new plan will be referred to assessment and approval by the government and regulatory authorities, whereupon it can be offered to the employees, in particular those currently not part of any supplementary pension plan sponsored by the Company.

A New Supplementary pension plan was formulated according to the Variable Contribution model - CV. In this model, the resources are capitalized through particular accounts, retirement is established according to the account balances, besides the assurance for pension plan risks (handicapped and death during the contribution life) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas regime.

This New Plan also allows the Company to maintain the pension coverage it offers, mitigates the risks presented by the defined benefit model adopted and considerably reduces the possibility of future deficits.

For the Company, the proposal to adapt the Supplementary Pension Model is fundamental for its management in order to maintain it attractive, financially self sustainable and strengthened as a powerful personnel management instrument.

The real impacts generated by implementing the PETROS 2 Plan to serve employees with no supplementary pension coverage will be assessed by independent actuaries and accounted for by PETROBRAS and the other Plan’s sponsors, upon its introduction.

Pag: 62

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5,32% of the payroll of the members and is equal to the contributions made by the participants.

PETROBRAS ENERGIA PARTICIPAÇÕES S.A.

Defined contribution plan

On November, 2005, the Board of Directors of Petrobras Energia S.A. - PESA, indirectly controlled by PETROBRAS, approved the implementation of a defined contribution voluntary adhesion plan for the employees of the Company. By this plan, a trust will be created with financial resources provided by PESA. Such financial resources are effected in amounts equivalent to the contributions of the employees who participate in a common investment fund or in an Administrator of Retirement and Pension Funds (AFJP) in accordance with the definite contribution plan for each salary level. The employees participating in the fund shall be able to effect voluntary financial resources in excess of those established by the contribution plan without however, being corresponded by the Company.

Complementary to the validity of the plan, PESA shall implement a benefit policy for all the employees, through which, at the time of retirement, it shall give one month salary per year of service for the Company, as per a regressive schedule, in accordance with the number of years of existence of the complementary pension plan for the employees.

The plans’ costs are recognized periodically and correspond to the contributions the company makes to the trust. In the nine-month period ended September 30, 2006, PESA recognized the amount equal to R$ 2.174 thousand.

Compensatory Fund

It is offered to all those employees of PESA that have participated in the defined contribution plan uninterruptedly and who joined the company before May 31, 1995, and accumulate the required time of service. The benefit is calculated based on the last salary of the worker participating in the plan and the number of years of service. The plan is of complementary nature. This means that the benefit received by the employee consists of the amount determined in accordance with the plan dispositions, after the deduction of the benefits granted by the contributions plan and the public retirement

Pag: 63

system, in a manner that the sum of the total benefits received by each employee is equivalent to the total defined in the plan.

The plan requires contribution to a Company fund, without any contribution to this fund on the part of the employees, being the only condition that such employees contribute to an official, public or private retirement system, on the basis of the totality of their salaries. The assets of the fund have been contributed to a trust, whose investment premises obligatorily contemplate the preservation of the capital in United States Dollars, the maintenance of liquidity and the obtainment of the maximum market returns for 30 day investments. In view of this, the funds are invested, mainly, in bonds, negotiable obligations, common inversion plans and fixed maturity deposits. The bank of New York is the fiduciary agent and Watson Wyatt’s the administrating agent. The company determines the liability corresponding to this plan using actuary calculation methods.

In accordance with the dispositions of the Statutes of PESA, the Company makes its contributions to the fund based on a proposal of the Board of Directors to the General Meeting up to a maximum equivalent to 1,5% of the net results of each fiscal year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, PESA may use these funds by simply notifying the trustee of this fact.

b) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - Petroquisa, and Alberto Pasqualine - REFAP S.A., controlled by Downstream Participações Ltda., maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The commitment of the Company relating to future benefits due to the employees participating in the plan is annually calculated by an independent actuary, based on the method of Projected Credit Unit, in a manner similar to the calculations made for the commitments with pensions and retirements, described above.

The medical assistance plan is not covered by the guaranteeing assets. The benefit payment made by the Company is based on the costs incurred by the participants.

Pag: 64

The actuary gains and losses arising from the difference between the actuary premises and those effectively occurred, are respectively included or excluded when determining the net actuary liabilities. Such gains and losses are amortized during the average period of service remaining from the active employees.

LIQUIGÁS DISTRIBUIDORA S.A.

The commitment of Liquigás Distribuidora S.A. relating to medical assistance for the active and retired employees managed by the Company itself, is annually calculated by an independent actuary. The method adopted to calculate the expenses and the items of actuary nature is the Projected Unit Credit. This method defines the cost of the benefit that will be allocated during the active career of the employee, in the period between the date of admission to the Company and the first date of total eligibility for the benefit, which is established by the Collective Bargains resulting from the union negotiations with the employees of the GLP category.

Pursuant to procedures established by CVM Pronoucement no. 371/00, on September 30, 2006, Liquigás Distribuidora S.A. has a provision for Medical Assistance Benefits for the Employees, in the amount of R$38.780 thousand (R$ 38.421 thousand as of June 30, 2006).

c) Amounts accrued

	R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		Care
	Pensions	benefits	Pensions	Benefits

Balance as of December 31, 2005	2.381.302	7.030.939	2.210.884	6.477.127
(+) Costs incurred at the period	1.098.854	1.325.192	1.005.659	1.238.567
(-) Benefits paid	(301.984)	(290.535)	(276.952)	(272.352)
(+) Other	37.422

Balance as of September 30, 2006	3.215.594	8.065.596	2.939.591	7.443.342

Current liabilities	405.302		390.018
Non current liabilities	2.810.292	8.065.596	2.549.573	7.443.342

Pag: 65

The net expense associated with the pension and retirement benefits granted and to be granted to employees, retirees and pensioners for the period January to September of 2006, according to the actuarial calculation made by an independent actuary, includes the following components:

	R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		Care
	Pensions	benefits	Pensions	Benefits

Current service cost	291.713	131.677	255.261	118.551
Interest cost	2.791.979	970.132	2.622.992	905.081
Estimated return on plan assets	(2.059.397)	-	(1.945.145)	-
Amortization of unrecognized
losses	293.496	223.382	277.327	214.935
Contributions from participants	(217.679)	-	(204.776)	-
Other	(1.258)	1	-	-

Net costs until September 30,
2006	1.098.854	1.325.192	1.005.659	1.238.567

The restatement of the provisions was recorded under income for the current period, as described below:

	R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		Care
	Pensions	benefits	Pensions	Benefits

Related with active employees:
Absorbed in the cost of operating
activities	287.093	280.123	273.995	272.719
Directly to income	208.563	194.624	164.372	165.596

Related with inactive members
(recorded under other operating
income and expenses)	603.198	850.445	567.292	800.252

	1.098.854	1.325.192	1.005.659	1.238.567

17. SHAREHOLDERS’ EQUITY

a) Share Capital

The subscribed and paid-in capital as of September 30, 2006 to the amount of R$ 48.263.983 thousand is comprised of 2.536.673.672 common shares and 1.850.364.698 preferred shares, all of which are book-entered and have no par value.

b) Incorporation of PETROQUISA Shares by PETROBRAS

Shareholders at the Extraordinary General Meeting held on June 01, 2006 approved the incorporation of shares in PETROQUISA by PETROBRAS,

Pag: 66

pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies.

To implement the transaction, the exchange ratio for the shares to be used was based on the net equity value of both companies at the base date of December 31, 2005, when 4,496 preferred shares issued by PETROBRAS were attributed to each batch of 1.000 common or preferred shares issued by PETROQUISA.

No PETROBRAS shareholders had stated their intention to exercise the right withdraw by the legal deadline of July 07, 2006. Five PETROQUISA shareholders with a total interest of 1.015.910 shares exercised the right to withdraw by the established deadline (by July 05, 2006) and were reimbursed at the rate of R$ 153,47 per batch of 1.000 shares, using funds provided by PETROQUISA, on July 10, 2006. PETROBRAS then acquired the shares for the same price, thereby transferring ownership.

18. JUDICIAL ACTIONS AND CONTINGENCIES

a) Provisions for lawsuits

In the normal course of their operations, PETROBRAS and its subsidiaries are involved in lawsuits of a civil, tax, labor and environmental nature. The Company has set up provisions for possible losses on these suits, estimated and updated by management based on the opinion of its legal counsel. As of September 30, 2006, such provisions are broken down as follows, according to the nature of the corresponding cases:

	Consolidated		Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Contingencies for joint liability -
INSS	(*) 29.712	139.562	(*) 29.712	139.562
Other social security contingencies	54.000	54.000	54.000	54.000

Contingencies in current liabilities	83.712	193.562	83.712	193.562

Labor claims	91.047	87.676	10.022	9.674
Tax claims	124.630	187.164	12.712	12.449
Civil claims	(*) 222.249	211.795	(*)137.923	(*) 138.937
Other	115.682	94.688

Long-term litigation	553.608	581.323	160.657	161.060

Total	637.320	774.885	244.369	354.622

(*) This does not include judicial deposits - according to CVM Instruction 489/05.

Pag: 67

Notifications from the INSS - joint liability

PETROBRAS received various tax assessments related with social security charges as a result of irregular presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3.048/99.

Since 2002, the Company, in a conservative manner, looked a provision for such contingency, which totaled R$ 712.272 thousand on September 30, 2006 and June 30, 2006.

Until September 30, 2006 PETROBRAS effected disbursements from the provisioned total, relating to the payment of notices in the amount of R$ 577.141 thousand (R$ 572.710 thousand as of June 30, 2006), and R$ 105.419 thousand in judicial deposits (R$ 109.850 thousand as of June 30, 2006).

Theoretically, from the total amount involved in assessments, that part relating to debts of contractors can be recovered by the Company, either by the retention of payments due on invoices, or by the adoption of administrative or judicial procedures.

Among the measures adopted, besides presentation of defenses, appeals and requests for reconsideration before INSS, notifications were issued to all the contractors. The requests for Administrative Revision presented before Conselho de Recursos da Previdência - CRPS, has resulted in the nullification of part of the assessments.

Internally, procedures were revised to improve the inspection of contracts and correctly demand the presentation of the documents stipulated in the legislation to substantiate the payment of the INSS payable by contractors.

Pag: 68

b) Lawsuits not provided for

The chart on the following page shows the situation of the main lawsuits not considered as probable losses:

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: Porto Seguro Imóveis Ltda.

PORTO SEGURO, a minority shareholder of PETROQUISA, filed a lawsuit against PETROBRAS, relating to alleged losses deriving from the sale of the equity interest held by PETROQUISA in several petrochemical companies in the National Privatization Programme. The Plaintiff filed the aforesaid lawsuit to obtain an order obliging PETROBRAS, as the major shareholder of PETROQUISA, to compensate the “loss” inflicted on the assets of PETROQUISA by the acts which approved the minimum sale price for its equity interest in the capital of the privatized companies.

	Civil	Possible

On March 30, 2004, the Rio de Janeiro Court of Appeal unanimously granted the new appeal brought by Porto Seguro, ordering PETROBRAS to indemnify PETROQUISA to an amount equal to US$2.370 million plus 5% as a premium and 20% attorneys’ fees.

PETROBRAS filed a Special and Extraordinary Appeal before the High Court of Justice (STJ)and the Federal Supreme Court (STF), which were rejected. It then filed an Interlocutory Appeal against this decision before the STJ and STF.

On May 06, 2005 the STJ granted the interlocutory appeal instructing the special appeal be entertained. Porto Seguro filed a Special Appeal against this decision, which was granted by majority vote on December 15, 2005, restoring the impediment on the special appeal brought by PETROBRAS.

PETROBRAS filed an Interlocutory appeal against this latest decision, which was ruled on April 4, 2006 and which unanimously overturned a decision which restored the impediment on the Special Appeal brought by PETROBRAS, due to an impediment on one of the justices, determining another decision be pronounced. Special Appeal by PORTO SEGURO rejected under a judgment delivered on September 05, 2006. Judgment of the Special Appeal brought by AEPET is now pending. Based on the opinion of its attorneys, the Company does not expect an unfavorable final decision in this proceeding.

If the award is not reversed, the indemnity estimated to PETROQUISA, including monetary correction and interest, would be R$ 9.619.656 thousand. As PETROBRAS owns 100% of PETROQUISA’s share capital, a portion of the indemnity estimated at R$ 6.348.973 thousand, will not represent a disbursement from PETROBRAS’S Group.

Additionally, PETROBRAS would have to pay R$ 480.983 thousand to Porto Seguro and R$ 1.923.931 thousand to Lobo & Ideas by means of attorney’s fees.

Pag: 69

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: Kallium Mineração S.A Indemnification lawsuit before the Rio de Janeiro state courts claiming losses, damages and lost earnings due to contractual termination.	Civil	Possible
Granted by the lower court, both parties filed appeals which were rejected. PETROBRAS is awaiting judgment of the Extraordinary Appeal filed before the STF and the special appeal on December 18, 2003. A special appeal brought by Kallium is also pending judgment. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 106.595 thousand.

Plaintiff: EMA – Empresa Marambai Agro- Industrial S.A. Contractual civil liability.	Civil	Possible
EMA’s appeal accepted on November 11.2000, determining processing of the Special Appeal with STJ, with judgement is pending on STJ. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 8.054 thousand.

Plaintiff: Mathias Engenharia Ltda. Contractual civil liability for imbalance of financial equation	Civil	Possible	PETROBRAS was sentenced to pay R$ 14.040 thousand (as of May of 2003) plus interest of 0,5% p.m., court costs and 15% of fees. The parties filed Civil Appeal, both of which were denied.

On June 30, 2005, the Superior Court of Justice (STJ) accepted the interlocutory Appeal lodged by PETROBRAS, allowing for the Special Appeal.

The decision handed down by the Superior Court of Justice (STJ), which ruled against the Special Appeal, was published on November 16, 2005. On December 13, 2005, in a unanimous decision, the appeal against the interlocutory decision was ruled against.

On February 24, 2006 a motion for clarification was filed, which was also rejected. A request for resolution of the Conflicting Decision was filed before the STJ against this decision, which was rejected on June 28, 2006. The plaintiff initiated the Provisional Execution. Special and Extraordinary Appeals were filed by PETROBRAS which were rejected. Interlocutory Appeals were filed against this rejection. The STJ accepted the Company’s appeal and instructed the Special Appeal be referred for examination. This Special Appeal, however, was denied and a Motion for Resolution of a Conflicting Decision was filed and also denied. Awaiting trial at the STF to judge the Interlocutory Appeal against the decision which denied the Extraordinary Appeal. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 29.597 thous and.

Pag: 70

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: Walter do Amaral Class action claiming nullity of Paulipetro/PETROBRAS contract	Civil	Possible
The provisional execution of the award requested by the plaintiff was ruled to be null by the judge. The plaintiff filed a special appeal before the Federal Regional Court (TRF) which was rejected on April 10, 2006. The plaintiff filed an interlocutory appeal against this decision which is awaiting judgment. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 613 thousand.

Plaintiff: Federal Revenue Services of Rio de Janeiro

Writ of fault related to the Withholding income tax calculated over the remittances for the payments of shipments charter referring to the process in 1998 and 1999 to 2002.

	Tax	Possible
Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 for the period 1998 is R$ 116.359 thousand and for the period 1999 to 2002 is R$ 3.869.410 thousand.

Plaintiff: Federal Revenue Services of Rio de Janeiro ICMS. Sinking of P-36 Platform	Tax	Possible
The case was ruled to have grounds by the lower court. PETROBRAS filed a Voluntary Appeal, pending examination. To allow the appeal to proceed an amount of R$ 43.661 thousand was deposited and a bank guarantee to the amount of R$ 65.491 thousand taken out. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 469.621 thousand. The Voluntary Appeal was granted. However , the assessment was upheld under a Special Appeal brought by the State Treasury. The matter was then referred to the courts (case 2006.004.01296 – 9th Civil Chamber of the Court of Appeal). The appeal deposit was converted into income and the bond paid.

Plaintiff: Federal Revenue Services of Rio de Janeiro II and IPI - Sinking of P-36 Platform	Tax	Possible
Trial court ruling against PETROBRAS. An appeal was lodged, which is pending judgment. PETROBRAS filed for a writ of mandamus and obtained an injunction that barred tax collection. Pending special appeal filed by the Federal Reserve/National Finance Secretary. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 429.793 thousand. Due to the favorable decision the company obtained under the Writ of Mandamus, the administrative proceeding has been stayed, meaning the parties have not had the chance to submit the Voluntary Appeal.

Plaintiff: Federal Revenue Services Agency PASEP base reduction	Tax	Possible
Internal Revenue Services Appeal denied in 2nd instance and voluntary appeal of PETROBRAS accepted. Pending special appeal filed by the Internal Revenue Services. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 26.610 thousand.

Pag: 71

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: Federal Revenue Services of Alagoas Reversal of ICMS Credit	Tax	Possible	PETROBRAS is awaiting judgment of the appeal by the second administrative level. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 68.493 thousand.

Plaintiff: Federal Revenue Services Services of Rio de Janeiro

Assessment notice referring to Import Tax and Excise Tax (II and IPI), contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station TERMORIO S.A.

	Tax	Possible
On August 15, 2006, TERMORIO submitted a contestation of the tax assessment to the Federal Revenue Department. On September 15, 2006, the case was referred to the Federal Revenue Service in Florianópolis, where it is still being examined under administrative proceedings. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 485.344 thousand.

Plaintiff : Oil Workers Union (Rio de Janeiro, São Paulo and Sergipe)

Labor suits claiming full incorporation into employee salaries of the official inflation indices in the years 1987, 1989 and 1990 (Bresser, Verão and Collor economic stabilization plans).

	Labor	Possible
Sindipetro/SE: Request denied. Process on enforcement phase. The judge granted decision determining SINDIPETRO/SE to present new termination Granted in 1st instance. PETROBRAS is waiting for fiscal enforcement to contest the debt by opposition by PETROBRAS. Proceeding terminated in the administrative sphere, due to the judicial proceeding brought by the Company. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 164.182 thousand calculations, which is pending. Chance of defeat: possible. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 100.000 thousand.

Sindipetro/RJ: PETROBRAS understands there is no debt, since corresponding amounts were paid by the clause of the collecive bargain in 1993. The probability of loss is remote. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 181.681 thousand.

Sindipetro/SP: Action judged an accepted. PETROBRAS filed Termination Action - denied. Appeal by PETROBRAS was accepted and decision granted suspending agreement and issuing new decision to deny plaintiff’s request on Labor Claim. Extraordinary Appeal filed by SINDIPETRO which was denied entertainment, and is now pending judgment on the Interlocutory Appeal subsequently filed Chance of defeat: remote. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 94.709 thousand.

Pag: 72

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: Adailton de Oliveira Bittencourt e Outros (+733)

Labor claims for payment of break and lunch hour, after introduction of 6 working hours per day by 1988 Brazilian Constitution. Period claimed: 09/28/1989 to 11/31/1992 due to the introduction of a six-hour working day by the 1988 Federal Constitution.

	Labor	Possible	Denied in 1st instance. Appeal granted by the Regional Labor Tribunal (TRT). PETROBRAS filed appeal for clarification of decision, denied on September 25, 2002 and October 24, 2002 respectively.

A Motion for Clarification was lastly filed on October 15, 2004 to obtain further clarification without changing the ruling. Final and unappealable decision pronounced. The case is currently at the award calculation stage, at which the amounts due to the plaintiffs are determined. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 5.329 thousand.

b.1) Environmental issues

The Company is subject to various environmental laws and regulations. These laws regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by Company operations should be remedied or mitigated by the Company.

As a result of the July 16, 2000 oil spill at the São Francisco do Sul Terminal of Presidente Vargas refinery - REPAR, located about 24 kilometers from Curitiba, capital of Paraná state, approximately 1,06 million liters of crude oil were spilled in the neighborhood. Approximately R$ 74.000 thousand were expensed in the clean up of the affected area and to cover the fines applied by the environmental bodies. The following suit and proceedings refer to this spill:

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: AMAR – Araucária’s Association of Environmental Defense Indemnification for pain and suffering and damages to environment.	Civil	Possible
Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 83.849 thousand. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one.

Pag: 73

On February 16, 2001, the Company’s pipeline Araucária - Paranaguá, ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the State of Paraná. On February 20, 2001 the clean up services of the river were concluded, recovering approximately 13.738 gallons of oil. As a result of the accident, the following suits were filed against the Company:

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: Paraná Environmental Institute – IAP Fine levied on alleged environmental damages.	Fine	Possible
Defense partly accepted by the lower court, fine reduced. Appeal by PETROBRAS pending judgment at the 2nd instance. The maximum exposure including monetary restatement for PETROBRAS as of September 30, 2006 is R$ 145.291 thousand.

The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one.

(b.2) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed a civil suit against the Federal Government / National Treasury before the Federal Judicial Section of Rio de Janeiro seeking to recover, through offset, the PIS and COFINS amounts paid on financial income and foreign exchange variation recoverable during the period between February 1999 and December 2002, claiming unconstitutionality of paragraph 1 of article 3 of Law Nº 9.718/98 for having expanded the concept of gross revenue to cover any and all revenue.

As requested for the press in November 09, 2005 the Supreme Federal Court considered unconstitutional the mentioned of paragraph 1 of art 3o of Law Nº 9.718/98.

On January 9, 2006, in view of a final decision by the STF, PETROBRAS filed a new suit aiming to recover COFINS amounts relating to the period January 2003 to January 2004.

As of September 30, 2006 the amount of R$ 1.892.492 thousand relating to the aforesaid cases is not reflected in these financial statements.

Pag: 74

19. COMMITMENTS UNDERTAKEN BY THE ENERGY SEGMENT

(i) Commitment to purchase natural gas.

PETROBRAS executed agreements with YPFB, valid until 2019, having as an objective the purchase of natural gas, committing to buy minimum volumes at a price calculated in accordance with a formula linked to the price of fuel oil.

During the years of 2002 and 2005 PETROBRAS bought less than the minimum volume established in the agreement with YPFB US$ 81 million (equal to R$ 176.935 thousand as of September 30, 2006) relating to the non-transported volumes.

Gas purchase committment	2006	2007	2008	2009	2010 - 2019

Volume obligation (million m3/day)	24	24	24	24	24/per year

(ii) Energy Trading Agreements in the Regulated Environment – CCEAR

On December 16, 2005, the National Electric Power Agency - ANEEL conducted a bidding round in the form of an auction with a view to trading energy capacity deriving from new generation projects (“new energy”) for the National Interconnected System - SIN, in the Regulated Environment - ACR.

In the first auction for new energy, PETROBRAS sold energy capacity of 1.391 MW through its thermoeletrics Baixada Santista Energia Ltda. - BSE, Sociedade Fluminense de Energia Ltda. - SFE, Termoceará Ltda., Termorio S.A. and Unidade de Negócios Três Lagoas. The outcome of the auction will represent, in sales of available energy from its plants, fixed income for a 15-year period, in the present amount of R$ 199.843/year after 2008 with the sale of 352 MW, of R$ 210.878/year after 2009 with the sale of 469 MW, and of R$ 277.928/year after 2010 with the sale of 570 MW. The agreements were executed on March 13, 2006.

At the third auction for new energy, through its entities Termomacaé Ltda and UTE Bahia I, a subsidiary of FAFEN Energia S.A., PETROBRAS sold the energy capacity of 205 MW. The final result of the auction will provide the Company, by selling the availability at its power stations, a fixed income for the term of 15 years in present day values of R$ 113.133 thousand/year as from 2011.

Additionally, PETROBRAS can recover variable operating costs based on pre-defined parameters and actual plant dispatch.

Pag: 75

By way of its affiliated company TEP Potiguar and its interest in the consortia Goiana II and Camaçari Pólo de Apoio I (interest of 30%), Camaçari Muricy I and II (interest of 50%) and Pecem II (interest of 45%), the subsidiary BR Distribuidora sold through this auction the energy capacity of 211,4 MW. The final result of the auction will provide the Company a fixed income for the term of 15 years in present day values of R$ 142.197 thousand/year as from 2009.

(iii) GASENE Project and Pipeline Urucu-Coari-Manaus and Pipeline Urucu-Coari

On December 05, 2005, PETROBRAS entered into a bridge agreement with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), in the amount of R$ 800.000 for the specific object company Transportadora GASENE S.A., responsible for the implementation of the Pipeline Project for the Southeastern - Northeastern Interconnection - GASENE and R$ 800.000 thousand for the specific object company Transportadora Urucu Manaus S.A. proceeding with the financial structuring of the Urucu-Coari-Manaus Pipeline project as well as the duct for Petroleum Liquid Gas (GLP) Urucu-Coari.

The GASENE project is comprised of three Pipelines: Pipeline Cabiúnas - Vitória (GASCAV), Pipeline Cacimbas-Vitória and Pipeline Cacimbas - Catu (GASCAC).

The resoures shall be used in the construction of the Cabiúnas - Vitória Pipeline (GASCAV), a 300 km long Pipeline, 28 inches diameter.

On April 17, 2006, PETROBRAS entered into an engineering, supplying, construction and mounting agreement - EPC, with the Chinese state company Sinopec Group, relating to the Cabiúnas-Vitória Pipeline (GASCAV), that’s the first part of the GASENE project.

The Urucu-Coari-Manaus Pipeline, of strategic importance, will flow approximately 5,5 million m³/day natural gas with a view to serving the capital of Amazonas.

The construction of the Urucu-Coari Pipeline aims to allow the flow of the petroleum Liquid Gas (GLP) produced in the Units for the Processing of Natural Gas (UPGN), in Urucu, until PETROBRAS’ River Terminal (TESOL), in Coari.

Investments relating to this project are contemplated in the recently approved business plan of PETROBRAS for the period 2007-2011, and all initiatives would fit in the strategies of the Company to develop and lead the Brazilian market for natural gas, by the creation of a basic transportation net interconnecting the existing and expanding nets in the Southeast and Northeast.

Pag: 76

20. GUARANTEES ON CONCESSION CONTRACTS FOR OIL EXPLORATION

PETROBRAS granted R$ 5.113.195 thousand to the National Petroleum Agency (ANP) in guarantee of the minimum exploration and/or expansion programs defined in the concession contracts for exploration areas. Of the total amount, R$ 4.388.977 refer to a pledge on the oil from previously identified fields already in production, and R$ 724.218 thousand refer to bank guarantees.

21. SEGMENT INFORMATION

PETROBRAS is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of PETROBRAS.

In the segmentation information, the Company’s operations are presented according to the new Organization Structure approved on October 23, 2000 by the Board of Directors of PETROBRAS, comprising the following business units:

(a) Exploration and production: covers, by means of PETROBRAS, BRASOIL, PNBV, PIFCo, PIB BV and SPC’s, exploration, production, development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus oil as well as oil products produced at their natural gas processing plants.

(b) Supply: contemplates, by means of PETROBRAS, DOWNSTREAM (REFAP S.A), TRANSPETRO, PETROQUISA, PIFCo, PIB BV and PNBV, refining, logistics, transport and sale activities of oil products and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

(c) Gas and Energy: includes, by means of PETROBRAS, GASPETRO, PETROBRAS COMERCIALIZADORA DE ENERGIA, BR DISTRIBUIDORA, SPC’s and thermoelectric, the transport and sale of natural gas produced in Brazil or imported, the production and sale of power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

Pag: 77

(d) Distribution: responsible for the distribution of oil products and alcohol in Brazil, basically represented by the operations of BR DISTRIBUIDORA;

(e) International: covers, by means of PIB Netherlands BV, PIFCo, Companhia Mega, 5283 Participações, BOC and PETROBRAS, the exploration and production of oil and gas, the supply of gas and energy and distribution occurring overseas, in several countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overheads related with central administration and other expenses, including actuarial expenses related with the pension and health care plans intended for employees, retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which they have effective control.

We set forth below the main criteria used in determining net income by business segments:

(a) Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas, the calculation methods for which are focused on market parameters.

(b) Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) The finance expenses are allocated to the corporate group.

(d) Assets: covers the assets referring to each segment. The financial equity accounts are allocated to the corporate group.

22. DERIVATIVE INSTRUMENTS, HEDGING AND RISK MANAGEMENT ACTIVITIES

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities.

Pag: 78

The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

Several commissions created by the Risk Management Committee are developing specific targets for the management of credit, company assets and responsibility risks, “commodities”, exchange and interest rate prices, in a manner to bring the operational and commercial activities closer to the corporate policies of the Company for risk management.

Characteristics of the markets where PETROBRAS operates

The Company is exposed to a number of market risks arising from the normal course of business. Such risks principally involve the possibility that changes in commodity prices, currency exchange or interest rates will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. PETROBRAS maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

Most of PETROBRAS’ revenues are obtained in the Brazilian market through the sale of oil products, in reais. Other revenues flow from product exports and sales of products through international activities where, in both cases, prices keep close similarity to those in the international markets.

With the oil price deregulation implemented as of January 2002, most prices charged locally also keep close ties with those in the international market. Since then, exchange rate and international market reference price variations are compensated in the local market prices, even where certain differences occur.

As a consequence of the characteristics of the markets where PETROBRAS operates, the following aspects apply:

• A considerable amount of PETROBRAS’ total debt is expressed in dollars or in currencies closely tied to it. Future operating cash flow is expressed in dollars;

• A devaluation of the real against the dollar has a relevant short-term impact in the financial statements. In the medium term, the Company’s operating cash flow contributes to mitigating foreign currency risks, considering that the Company’s revenues in US dollars are significantly higher than costs and expenses denominated in that currency.

Pag: 79

Financial Risk Management Policy

The risk management policy adopted by PETROBRAS aims at seeking an adequate balance between the Company’s growth and return perspectives and the related risk level exposure, whether these risks underlie the Company’s own activities or arise from the context in which it operates, in such a way that the Company can attain its strategic goals by effectively allocating its physical, financial and human resources.

In addition to ensuring adequate cover for the Company’s fixed assets, facilities, operations and management and to managing exposure to financial, tax, regulatory, market and credit risks, among other, the objective of the risk management policy adopted by PETROBRAS is to supplement structural actions that will create solid financial and economic foundations in order to ensure that growth opportunities will be used, regardless of adverse external conditions.

This policy’s objective is to guide decisions on risk transfer, and is supported by structures that are grounded on capital discipline processes and on debt management, including:

• Low cost production - capital discipline guarantees competitive costs to all products traded;

• Definition of future investment levels in a realistic manner, considering the balance among profitability, growth and strategic adherence to the project portfolio, and maintenance of the strength of the Company’s balance sheet, thus creating the conditions necessary to ensure sustainable growth;

• Wise debt management, seeking to link operating cash flow to debts, including volumes, currencies, maturity, indices, and consequently reducing insolvency risks.

Other important risk management characteristics of PETROBRAS:

• Integrated management of market risks, quantifying total exposures, observing the existence of natural hedges and acting on the Company’s liquid exposure, avoiding isolated actions of the Business Units that do not contribute to corporate risk enhancement;

• Respecting the concepts of efficient market and diversification. PETROBRAS believes that it operates in some of the most liquid global markets, where the possibility of systematic forecast of future prices is very restricted. As a result, PETROBRAS’ risk management policy focuses on eliminating undesirable extreme events instead of minimizing the variance of results, cash flows, etc.;

• High transparency standards in disclosing the Company’s potential exposures.

Pag: 80

Risk Assessment

Assessment of the financial risks relating to the Company’s strategic plan is conducted by means of a probabilistic analysis of its cash flow forecast for a 2-year period.

Should there be future cash balances at amounts less than the minimum adequate level, actions to reduce this risk to acceptable grounds are proposed, thereby minimizing the possibility of postponing or interrupting the Company’s investment plan.

The benchmark for risk management (Cash Flow at Risk or CFaR) considers the changes in the most significant aspects for cash generation: price, quantities (production and markets), currency exchange and interest.

Cash balances are projected for numerous scenarios considering the main risk factors through the Monte Carlo Simulation process. Thus, the estimated cash balance is defined for the intended level of reliability, and the periods during which cash may be below minimum adequate levels are identified.

Among the various alternative options to preserve the minimum pre-defined cash balance, derivative transactions, additional funding and optimized distribution of disbursement periods are to be noted.

Economic and financial estimates are restated annually during the strategic planning review process.

Operations involving derivative instruments are not exclusively associated to the above-described processes. As previously mentioned, the Company’s risk philosophy relies on the strength of some corporate foundations, which consider that derivatives are important tools used in the protection of transactions and in the consistency of assets and liabilities.

Exposures relating specifically to treasury investments are assessed by a traditional value at risk (VaR) system and the economic proceeds from investment projects are, in some specific cases, assessed by risk assessment models that are adequate to each business segment based on the Monte Carlo Simulation.

Pag: 81

(a) Management of market risks for petroleum and derivates

Like all of its peers, PETROBRAS is subject to the volatility of international energy prices (mainly oil), which may materially affect the Company’s cash flow.

As the policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to 6 months). Futures contracts, swaps, and options are the instruments used in these hedges. These operations are always tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

From January to September 2006, economic hedge transactions were carried out for 23,45% of the total volume traded (imports and exports). At September 30, 2006, the open positions on the futures market, when compared to their market value, would represent a negative result of approximately R$ 88.323 thousand, if liquidated on that date.

In compliance with specific business conditions, an exceptional long-term economic hedge operation, still outstanding, was effected by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing.

As of September 30, 2006, this transaction, if settled at market values, would represent a cost of approximately R$ 63.300 thousand originated by premiums.

(b) Foreign currency risk management

In 2000, PETROBRAS contracted economic hedge operation to cover “Notes” issued abroad in Italian lira, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The economic hedge operations are known as “Zero Cost Collar” purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

Pag: 82

The economic hedges of the loans in Italian lira were based on the EURO, as the Italian lira only circulated until February 28, 2002.

The hedge transaction of the Italian lira-denominated debt had a positive fair value of R$ 35.365 thousand on September 30, 2006.

In September 2006, the subsidiary PIFCO contracted a hedge operation called “cross currency swap” to cover the yen bonds issued in order to fix the Company’s costs in this operation in US dollars.

Interest rates in different currencies are swapped under the cross currency swap. The exchange rate between the yen and the US dollar is set at the start of the transaction and remains fixed throughout its term.

On September 30, 2006 this transaction had a fair value, which if it were recorded would result in a loss of R$ 10,765 thousand. The Company does not intend to settle these contracts before they expire.

The fair value of derivatives is based on usual market conditions, at values prevailing at the closing of the period considered for relevant underlying quotations.

(c) Interest rate risk management

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Banco Central do Brasil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates.

(d) Derivative instruments

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

Pag: 83

(e) Natural Gas Derivative Contract

A hedge contract for the pricing of the natural gas (Natural Gas Price Volatility Reduction Contract - PVRC) was entered into in October 2002, with the objective to reduce the risk between the acquisition price and the sales price in Brazil.

The hedge transaction was negotiated with one of the producers that supply natural gas to PETROBRAS and has the same contractual period of the natural gas supply.

Following the regulatory changes in Bolivia, the parties began to interpret the application of this Contract differently. PETROBRAS has been evaluating the possible economic and legal effects of these changes applicable to CRVP.

Following negotiations, the parties decided to close CRVP, with PETROBRAS being entitled to R$ 89.9 million (USD 41.3 million), settled in August 2006. The remaining credits linked to CRVP, to the amount of R$ 167.0 million (USD 76.7 million) were recognized as a loss in the income statement for the third quarter of this financial year.

23. ENVIRONMENTAL, HEALTH AND SAFETIES

The volume of oil leaked in PETROBRAS operations in Brazil and overseas remains among the lowest in the global oil industry. Between January and September 2006 no significant events occurred. During this period, the Rate of Accidents requiring Leave - TFCA was 0.82, continuing the falls recorded in recent years.

In September, PETROBRAS joined the Dow Jones Sustainability Index (DJSI), obtaining important international acknowledgment of the actions the company is carrying out in the areas of safety, the environment and occupational health. This placed the Company among just six companies in Brazil comprising this index, and in the global oil and gas sector, the only company in Latin America.

From January to September of 2006, the Company’s investments and operations on operating, environmental and occupational safety stand at R$ 2.167.513 thousand, not including outlays on medical assistance for employees and sponsorship of external environmental projects. The Environmental Management and Operating Safety Excellence Programme (PEGASO) received funds of R$ 833.868 thousand, including R$ 252.759 thousand from the subsidiary TRANSPETRO.

Pag: 84

24 . SUBSEQUENT EVENTS

a) Global Notes

On October 06, 2006, PIFCo issued Global Notes to the amount of USD 500 million. The notes have a yield to investor of 6,185% per annum and a ten-year term. This is the lowest borrowing cost for PIFCo over this term and represented a rate of 1,55% over and above the US T-bond for a similar term. The Global Notes were offered at 99,557% of the face value with a coupon of 6,125% per annum. PIFCo will mostly use these proceeds to pay suppliers and intercompany loans.

b) Interest on Shareholders’ Equity

On October 20, 2006, the Board of Directors approved the distribution of remuneration to the shareholders in the form of interest on shareholder’s equity to the amount of R$ 4.387.038 thousand, pursuant to article 9 of Law 9249/95 and Decrees 2673/98 and 3381/00. This had already been already provisioned for in the financial statements as of September 30, 2006.

This remuneration will be paid to the shareholders by January 15, 2007 based on the share position as of October 31, 2006, corresponding to a gross amount of R$ 1,00 per common and preferred share. Pursuant to decrees 2673/98 and 3381/00, if the payment is made before December 31, 2006, monetary restatement will occur according to the variation of the SELIC borrowing rate, from the date payment occurs until the end of this financial year. If it is paid after December 31, 2006, the variation of the SELIC rate shall be applied from December 31, 2006 until the date of payment. This interest on shareholder’s equity shall be discounted from the remuneration which is distributed at the end of the 2006 financial year, and is subject to income tax withheld at source of 15% (fifteen percent), except for shareholders who declare they are immune or exempt.

Pag: 85

c) Resolution by the PETROQUISA EGM

On October 31, 2006, the Extraordinary General Meeting held by the shareholder PETROQUISA approved the following:

• Based on the proposal made by the Board of Directors at Meeting 604 held September 22, 2006, to cancel the listed company status held by Petrobras Química S.A. – PETROQUISA at the Brazilian Securities Commission - CVM, as its shares are no longer being traded on the stock exchange and over-the-counter market.

• The Protocol for the merger of PETRORIO PETROQU¥MICA DO RIO DE JANEIRO S.A. by PETROBRAS QU¥MICA S.A. - PETROQUISA, executed by the companies’ administrators on September 22, 2006.

d) Partial Spin-off of LIQUIGÁS by BR DISTRIBUIDORA

At an Extraordinary General Meeting held by the shareholder BR and LIQUIGÁS on October 27, 2006 the partial spin-off was approved of LIQUIGÁS with BR incorporating the spun-off assets. This resulted in the concentration of GLP distribution at LIQUIGÁS and the distribution of all other fuels at BR.

Pag: 86

05.01 – QUARTERLY PERFORMANCE OF THE COMPANY

Net income

PETROBRAS recorded net income of R$ 6.813 million in Q3-2006, with an operating profit corresponding to 20% of net operating revenue (33% in Q3-2005).

R$ millions

3º Quarter					Jan-Sep

2Q-2006	2006	2005	Δ %		2006	2005

38.872	43.725	37.871	15	Gross operating revenue	120.517	104.652
28.441	32.574	28.092	16	Net operating revenue	89.127	76.763
9.603	8.939	9.324	(4)	Operational profit (1)	29.230	23.788
266	298	(619)	(148)	Financial result	(116)	(2.118)
713	(477)	86	(656)	Equity pick-up	579	1.090
7.100	6.812	5.678	20	Net income	20.826	15.485
1,62	1,55	1,61	(3)	Net income per share	4,75	3,53
202.674	190,144	168.035	13	Market value	190.144	168.035

(1) Before financial expenses and revenues, equity in the net income of subsidiaries and net monetary and exchange variance.

The main factors which contributed to forming the net income in the period January to September 2006 in relation to the same period in 2005 were:

  13% increase to the Average Realization Price (PMR) of basic derivatives on the domestic market throughout 2006 (especially Gasoline, Diesel Oil and Naphtha) and a 12% PMR increase in exports reflecting the higher prices of Oil on the international market (Brent 25%) and Fuel Oil (33%), contributing to the 16% increase in Net Operating Revenue in the period January to September 2006, as compared to the same period in 2005.

  Higher sales volumes, especially on the domestic market for: (i) gasoline (7%), due to the growth in the total fleet of gasoline vehicles, considering that users of vehicles which can run on both ethanol and gasoline gave priority to using gasoline in the months compared (ii) naphtha (6%), because of the higher volumes supplied to Braskem, due to PETROBRAS undercutting international prices and (iii) GLP (1%), due to greater consumption in the domestic sector, of around 4% in the north and northeast of Brazil, resulting from the Family Allowance benefit introduced by the government.

Pag: 87

  The revenue increase was partly offset by the 8% increase to average unit costs of the goods sold, caused by higher expenses on Government Profit Shares, due to the 6% increase to the average daily oil and LGN production in the period, the higher oil prices on international market and the higher expenses incurred on the preventive and collective maintenance of oil wells;

  26% increase to sales expenses, mainly due to higher expenses on pipeline transportation, gas pipeline maintenance and export expenses;

  Increase of R$ 437 million to research and development expenses, deriving from the provision for expenses on research in compliance with regulation ANP 5/2005, approved by ANP resolution 33;

  Lower expenses on judicial tax contingencies, mainly due to the extrajudicial agreement reached in March 2005 with the Sao Paulo State Treasury, charging ICMS tax on petrochemical naphtha operations in the period Sep/84 through Feb/89) (R$ 286 million).

  Decrease to net financial expenses (R$ 2.002 million), mainly due to the lower appreciation of the Real in the first nine months of 2006, resulting in a R$ 748 million reduction to the exchange variation expense, mainly deriving from the effects on the net balance of receivables from overseas subsidiaries, partly offset by the variation to the trade accounts payable and finance debts. Interest receipts also contributed to an increase of R$ 1.086 million, mainly on financial investments in Brazil (R$ 801 million), also influenced by the exchange rate and the higher yield overseas (R$ 125 million);

  Decrease of R$ 511 million to the equity in the net income of subsidiaries, in particular PIFCo which recorded the negative amount of R$ 652 million.

Pag: 88

Economic Indicators

In 3Q-2006 PETROBRAS conducted business which amounted R$ 10,3 billion of Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA), which increased 0,4% compared to 3Q-2005.

	3[o] Quarter			Jan - Sep
2Q - 2006	2006	2005		2006	2005
49	42	46	Gross margin (%)	47	46
34	27	33	Operational margin (%)	33	31
25	21	20	Net margin (%)	23	20
10.875	10.300	10.256	EBITDA – R$ million	32.804	26.535

In the nine-month period January to September 2006, the Gross Margin rose by 1 percentage points, as compared to the same period in the previous year, reflecting the increase to the Average Realization Price - PMR of basic derivatives on the domestic market, which was partly offset by the higher average unit costs of goods sold due to higher expenses on Government Profit Shares and well maintenance and intervention, among other items.

Pag: 89

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – Description	3 - 09/30/2006	4 - 06/30/2006
1	Total Assets	200.594.497	190.521.947
1.01	Current Assets	65.491.225	62.022.794
1.01.01	Cash and cash Equivalents	24.518.654	22.713.083
1.01.01.01	Cash and Banks	3.100.188	2.705.299
1.01.01.02	Financial Applications	21.418.466	20.007.784
1.01.02	Credits	14.365.111	13.141.708
1.01.02.01	Accounts Receivable	10.711.508	9.816.128
1.01.02.02	Subsidiaries and Affiliated companies for Sales	1.087.857	817.400
1.01.02.03	Other Accounts Receivable	2.212.194	1.907.632
1.01.02.04	Allowance for Possible Loan Losses	(345.774)	(348.170)
1.01.02.05	Marketable Securities	699.326	948.718
1.01.03	Inventories	16.591.646	17.316.288
1.01.04	Other	10.015.814	8.851.715
1.01.04.01	Dividends Receivable	3.326	6.248
1.01.04.02	Recoverable Taxes	7.796.025	6.556.627
1.01.04.03	Prepaid Expenses	1.001.353	988.279
1.01.04.04	Other Current Assets	1.215.110	1.300.561
1.02	Non-Current Assets	15.087.153	14.575.727
1.02.01	Sundry Credits	2.738.898	2.225.905
1.02.01.01	Petroleum and Alcohol Accounts - STN	782.126	776.555
1.02.01.02	Marketable Securities	567.090	598.541
1.02.01.03	Investments in Privatization Process	3.228	3.232
1.02.01.04	Accounts Receivable Net	1.386.454	847.577
1.02.02	Credits with Affiliated Companies	679.576	630.191
1.02.02.01	With Affiliated Companies	679.576	630.191
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	11.668.679	11.719.631
1.02.03.01	Structured Projects	0	0
1.02.03.02	Deferred Taxes and Social Contributions	3.139.448	3.040.756
1.02.03.03	Deferred ICMS	1.094.246	1.178.185
1.02.03.04	Other Deferred Taxes	223.693	130.793
1.02.03.05	Advances to Suppliers	701.039	715.003
1.02.03.06	Prepaid Expenses	1.935.430	1.864.640
1.02.03.07	Compulsory Loans - Eletrobras	115.923	117.120
1.02.03.08	Judicial Deposits	1.757.312	1.848.689
1.02.03.09	Advances for Pension Plan Migration	1.248.628	1.228.424
1.02.03.10	Inventories	472.041	467.685
1.02.03.11	Other Non-Current Assets	980.919	1.128.336
1.03	Permanent Assets	120.016.119	113.923.426
1.03.01	Investments	5.083.758	4.075.391
1.03.01.01	Investments in Affiliated Companies	3.352.284	3.288.862
1.03.01.02	Investments in Subsidiaries	338.093	314.428
1.03.01.03	Other Investments	1.393.381	472.101
1.03.02	Property. Plant and Equipment	112.824.477	107.785.286
1.03.03	Deferred	2.107.884	2.062.749

Pag: 90

06.02 - CONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	Total Liabilities	200.594.497	190.521.947
2.01	Current Liabilities	43.405.739	38.631.706
2.01.01	Loans and Financing	11.308.328	11.670.314
2.01.01.01	Financing	10.636.706	10.055.560
2.01.01.02	Interest on Financing	671.622	1.614.754
2.01.02	Debentures	0	0
2.01.03	Suppliers	10.215.738	9.718.687
2.01.04	Taxes and Contributions Payable	9.485.208	9.717.948
2.01.05	Dividends Payable	4.570.435	188.141
2.01.06	Accruals	2.142.392	1.977.639
2.01.06.01	Salaries. Vacation and Related Charges	1.653.378	1.372.802
2.01.06.02	Contingency Accrual	83.712	193.562
2.01.06.03	Pension Plan	405.302	411.275
2.01.07	Debts with Affiliated Companies	0	0
2.01.07.01	Suppliers	0	0
2.01.08	Other	5.683.638	5.358.977
2.01.08.01	Advances from Customers	1.214.051	1.084.765
2.01.08.02	Structured Projets	33.838	28.833
2.01.08.03	Other	4.435.749	4.245.379
2.02	Non-Current Liabilities	53.719.507	51.448.471
2.02.01	Loans and Financing	30.101.328	29.036.316
2.02.02	Debentures	0	0
2.02.03	Accruals	20.221.520	19.336.098
2.02.03.01	Health Care Benefits	8.065.596	7.728.026
2.02.03.02	Contingency Accrual	553.608	581.323
2.02.03.03	Pension Plan	2.810.292	2.538.168
2.02.03.04	Deferred Taxes and Social Contributions	8.792.024	8.488.581
2.02.04	Debts with Affiliated Companies	145.089	0
2.02.05	Other	3.251.570	3.076.057
2.2.05.01	Provision for well Abandonment	1.984.761	1.951.855
2.2.05.02	Other Payable Expenses	1.266.809	1.124.202
2.03	Deferred Income	424.118	406.451
2.04	Minority Interest	7.175.330	6.871.802
2.05	Shareholders' Equity	95.869.803	93.163.517
2.05.01	Capital	48.263.983	48.247.669
2.05.01.01	Paid up Capital	48.263.983	48.247.669
2.05.01.02	Monetary Correction	0	0
2.05.02	Capital Reserves	372.064	372.064
2.05.02.01	AFRMM and Other	372.064	372.064
2.05.03	Revaluation Reserves	68.506	70.473
2.05.03.01	Own Assets	0	0
2.05.03.02	Assets of Subsidiaries/Affiliates	68.506	70.473
2.05.04	Revenue Reserves	31.252.698	30.838.861
2.05.04.01	Legal	5.207.914	5.207.914
2.05.04.02	Statutory	1.008.119	1.008.119
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Retained Earnings	25.036.665	24.622.828
2.05.04.06	Special for Undistributed Dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained Earnings	15.912.552	13.634.450

Pag: 91

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	5 - 01/01/2005 to 09/30/2005
3.01	Gross Sales and Services Revenue	55.845.838	152.246.520	46.555.351	128.999.464
3.02	Deductions from Gross Revenue	(12.482.408)	(35.048.754)	(10.844.330)	(31.032.349)
3.03	Net Sales and Services Revenue	43.363.430	117.197.766	35.711.021	97.967.115
3.04	Cost of Products and Services Sold	(27.066.175)	(67.970.145)	(20.589.252)	(55.078.070)
3.05	Gross Profit	16.297.255	49.227.621	15.121.769	42.889.045
3.06	Operating Expenses	(6.613.248)	(17.160.751)	(5.459.504)	(16.967.135)
3.06.01	Selling	(1.546.189)	(4.241.230)	(1.246.716)	(3.768.080)
3.06.02	General and Administrative	(1.458.584)	(4.059.708)	(1.302.042)	(3.771.102)
3.06.02.01	Directors' Fees	(8.039)	(26.209)	(6.511)	(20.304)
3.06.02.02	Administrative	(1.450.545)	(4.033.499)	(1.295.531)	(3.750.798)
3.06.03	Financial	(577.864)	(1.424.440)	(892.977)	(3.039.910)
3.06.03.01	Financial Income	718.955	1.690.956	(66.418)	202.329
3.06.03.02	Financial Expenses	(1.296.819)	(3.115.396)	(826.559)	(3.242.239)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(3.085.908)	(7.182.103)	(1.759.517)	(5.846.325)
3.06.05.01	Cost of Crude oil Prospection And Drilling	(530.721)	(1.218.667)	(385.135)	(969.607)
3.06.05.02	Research and Technological Development	(370.170)	(1.107.029)	(247.953)	(664.126)
3.06.05.03	Taxes	(261.921)	(906.798)	(201.810)	(619.830)
3.06.05.04	NET Monetary and Exchange Adjustments	(96.544)	164.853	247.910	670.105
3.06.05.05	Benefits Expenses	(484.539)	(1.453.643)	(487.443)	(1.554.889)
3.06.05.06	Other Expenses/Income	(1.342.013)	(2.660.819)	(685.086)	(2.707.978)
3.06.06	Companies Participation in The Shareholders' Equity of Affiliated	55.297	(253.270)	(258.252)	(541.718)
3.07	Operating Income	9.684.007	32.145.037	9.662.265	25.921.910

Pag: 92

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	5 - 01/01/2005 to 09/30/2005
3.08	Non-Operating Expenses	(38.077)	(101.723)	12.735	(192.709)
3.08.01	Income	(4.155)	(21.634)	20.904	29.937
3.08.02	Expenses	(33.922)	(80.089)	(8.169)	(222.646)
3.09	Income Before Taxes/Participations	9.645.930	31.965.147	9.675.000	25.729.201
3.10	Income Tax and Social Contribution	(3.403.255)	(10.536.357)	(3.329.272)	(7.237.477)
3.11	Deferred Income Tax	1.141.347	541.146	(155.696)	(1.122.758)
3.12	Statutory Participation/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.01.01	Administrative Employees' Participation	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.14	Minority Interest	(299.411)	(1.250.876)	(558.253)	(1.786.121)
3.15	Net Income for The Period	7.084.611	20.719.060	5.631.779	15.582.845
	Number of Shares. Ex-Treasury (THOUSANDS)	4.387.038	4.387.038	4.386.152	4.386.152
	Net Income per Share	1,61490	4,72279	1,28399	3,55274
	Loss per Share

Pag: 93

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMS IN THE QUARTER

PETROBRAS’s consolidated net income was R$ 7.085 million in the third quarter of 2006, 26% higher than net income reported in the third quarter of 2005.

For the period from January to September 2006, consolidated net income was R$ 20.719 million, an increase of 33% when compared to the same period of 2005, with a 6% increase in domestic crude oil and NGL production and a 3% increase in production of oil products. Operating cash generation as measured by EBITDA was R$ 40.639 million, enabling the Company to fully fund its investment plan, while reducing leverage.

Total capital spending for PETROBRAS totaled R$ 22.637 million during the first nine months of 2006 (34% above the same period of the prior year), of which R$ 11.404 million was invested to expand the future capacity of oil and gas production in Brazil

  Consolidated net operating revenue totaled R$ 43,363 million in the 3Q06, representing a 21% increase versus 3Q05.

  Third quarter consolidated net income reached R$ 7,085 million, 26% higher than the same quarter of 2005. This increase was mainly due to higher prices realized for oil products in the domestic market, including diesel, gas, and naphta, as well as higher volumes of exported oil.

  The tax benefit from provisioning for interest on capital increased profitability by R$ 1,492 million in 3Q06.

  Domestic crude oil and NGL production in 3Q06 reached an average of 1,779 thousand barrels/day, of which 82% was from the Bacia de Campos (1,455 thousand barrels/day), representing a 3% increase over the 3Q05.

  Total oil, NGL, and natural gas production, from both domestic and international sources, averaged 2,301 thousand barrels of oil equivalent per day during the third quarter.

  As of September 30, 2006, net indebtedness for the PETROBRAS system was R$ 19,619 million, 6% lower than reported on June 30, 2006 (R$ 20,808 million). This decline reflects increased levels of operating cash generation during the quarter, which exceeded the company’s net debt.

  Value added by PETROBRAS during the period from January to September 2006 was R$ 92,955 million, 13% higher than in the same period of 2005. Of this, R$ 55,026 million went to government take, as well as federal, state, and municipal taxes, R$ 8,349 million to suppliers and institutional financers for financial charges, rent and charters, with R$ 21,970 million to shareholders and R$ 7,610 million for salaries, benefits and charges.

Net Income and Consolidated Economic Indicators

PETROBRAS reported consolidated net income of R$ 20,719 million for the period from January to September of 2006, representing a 33% increase over consolidated net income reported for the same period of 2005.

R$ million

3rd Quarter					Jan-Sep

2Q-2006	2006	2005	Δ %		2006	2005	Δ %

49.633	55.846	46.555	20	Gross Operating Revenue	152.247	128.999	18
37.948	43.363	35.711	21	Net Operating Revenue	117.198	97.967	20
11.267	10.303	10.565	(2)	Operating Profit (1)	33.580	28.834	16
(141)	(674)	(645)	4	Financial Result	(1.260)	(2.370)	(47)
6.959	7.085	5.632	26	Net Income for the Period	20.719	15.583	33
1,59	1,61	1,28	26	Net Income per Share(2)	4,72	3,55	33
202.635	190.144	168.035	13	Market Value (Parent Company)	190.144	168.035	13
44	38	42	(4)	Gross Margin (%)	42	44	(2)
30	24	30	(6)	Operating Margin (%)	29	29	-
18	16	16	-	Net Margin (%)	18	16	2
13.614	12.912	12.423	4	EBITDA – R$ million(3)	40.639	34.598	17

				Financial and Economic Indicators
69,62	69,49	61,53	13	Brent (US$/bbl)	66,96	53,54	25
2,1840	2,1710	2,3454	(7)	US Dollar Average Price - Sale (R$)	2,1831	2,4970	(13)
2,1643	2,1742	2,2222	(2)	US Dollar Last Price - Sale (R$)	2,1742	2,2222	(2)

(1)	Operating income before financial income equals shareholders’ equity and taxes.

(2)	For comparison purposes, net income per share was recalculated for prior periods, due to the stock split approved by AGE on July 22, 2005.

(3)	Operating income before financial income is equal to shareholders’ equity + depreciation/amortization.

R$ million

3º Quarter					Jan-Sep

2Q-2006	2006	2005	Δ %		2006	2005

11.243	9.684	9.662	-	Operating Income as per Brazilian Corporate Law	32.067	25.922
141	674	645	4	(-) Financial Result	1.260	2.370
(117)	(55)	258	(121)	(-) Equity Income Result	253	542

11.267	10.303	10.565	(2)	Operating Profit	33.580	28.834
2.347	2.609	1.858	40	Depreciation & Amortization	7.059	5.764

13.614	12.912	12.423	4	EBITDA	40.639	34.598

36	30	35	(14)	EBITDA Margin (%)	35	35

The gain in consolidated net income for the period from January to September 2006 is mainly due to increases in realized prices and volumes in both the domestic and international markets, as well as other factors, explained below:

  Increase in gross profit by R$ 6,339 million:

		R$ million

		Changes

		Jan-Sep-2006 X Jan-Sep-2005

Main Items		Net	Cost of	Gross Profit
		Revenues	Goods Sold
. Domestic Market:	- Effect of Volumes Sold	2.254	(1.557)	697
	- Effect of Prices	7.755	-	7.755

. Intl. Market:	- Effect of Export Volumes	617	(266)	351
	- Effect of Export Price	1.872	-	1.872
. Increase in expenses:	(*)	-	(3.788)	(3.788)
. Extraordinary items:	- complementary costs with special participations (**)	-	(426)	(426)
	- natural gas inventory write-off (***)	-	(408)	(408)
. BR Distribuidora - Alcohol commercialization		884	(801)	83
. Increase (Decrease) in Operations of Commercialization Abroad		2.033	(2.037)	(4)
. Increase (Decrease) in International Sales		1.372	(1.359)	13
. FX Effect on Controlled Companies Abroad		(295)	(929)	(1.224)
. Others		2.739	(1.321)	1.418

		19.231	(12.892)	6.339

(**)	New interpretation by the ANP disallowing deductibility of charges associated with project finance for the Marlim field.

(***)	Expense adjustments with gas produced and re-injected in reserves in Bacias de Solimões, Campos and Espírito Santo.

(*) Expenses Composition:	Value
- Domestic Government Take	(1.824)
- Import of gas, crude oil and oil products	(1.775)
- Third-Party Services	(189)

(3.788)

The increase in government take is the result of a 19% higher reference price for crude oil (R$ 119.56 for Jan. to Sept. 2006 and R$ 100.74 for Jan. to Sept. 2005), as well as higher royalties and Special Participation, as a result of higher production in the Barracuda and Caratinga fields following production stabilization in June, 2005.

Higher expenses for importing oil, gas and oil products reflects increased prices in the international market.

The increase in third party expenses is a result of a higher number of well interventions for operating maintenance, contractual adjustments, particular for drilling rigs, and the start of operations at P-50 and FPSO-Capixaba, in April and May of 2006, respectively.

•These effects were partially offset by increases in the following expenses:

- Selling expenses (R$ 473 million), mainly due to the increase in expenses related to oil exports (R$ 242 million) and international marketing (R$ 31 million) as well as an increase in reserves for bad debt expense (R$ 69 million);

- General and administrative expenses (R$ 289 million), due to increased salaries and benefits for employees in Brazil (R$ 162 million) originating from an increase in workforce and salary adjustments accordance with the Collective Bargaining Agreement 2005/2006, higher salaries and benefits for international personnel (R$ 74 million), and higher third party services (R$ 46 million);

- Tax expenses (R$ 287 million) increase due to higher activity level (R$ 77 million), PASEP/COFINS on revenues (R$ 117 million) relating to the regularization of prior periods and increased taxes in Colombia and Bolivia (R$ 32 million), on foreign remittance accounts and dividends;

- Prospecting and exploration (R$ 249 million), due to exploratory expenses write-offs (R$ 209 million) and an increase in international seismic exploration (R$ 37 million);

- Research and development technology costs (R$ 443 million), of which R$ 312 million was for the ANP settlement;

•Positive impact of R$ 1,110 million on net financial income was due to:

- Termination of hedge contracts at PESA, that in the same period of 2005 had generated a loss of R$ 459 million;

- When measured in Reais, better returns from financial investments (R$ 1,117 million), due to a lower appreciation of the Real (R$ 801 million) – 7.11% for the January to September 2006 period and 16.28% for the January to September 2005 period – and higher profitability from funds invested abroad (R$ 125 million);

- Reduction of financial expenses (R$ 46 million), due to better debt profile;

•These effects were partially offset by the following factors:

- Premiums paid above face value for bond buyback of high coupon debt in July 2006 (R$ 321 million) and the premium paid to investors for the early liquidation of the fixed PFL Senior Trust Certificates in March 2006 (R$ 29 million);

- Reduction in the positive monetary correction (R$ 505 million), due to the lower appreciation of the Real against the U.S. dollar during the January to September 2006 period (7.11%) compared to the same period of the prior year (16.28%);

• Decrease in non-operating expenses (R$ 91 million), because of the reduction in platform idleness (R$ 128 million), partially offset by the reduction in international non-operating revenue (R$ 16 million);

• Increased tax benefit for interest on own capital provisions in September 2006 (R$ 746 million).

RPhysical Indicatorslion
3rd Quarter					Jan-Sep
2Q-2006	2006	2005	Δ %		2006	2005	Δ %

Exploration & Production - Thousand bpd
				Domestic Production
1,757	1,779	1,725	3	Oil and LNG	1,763	1,667	6
282	276	271	2	Natural Gas (1)	276	274	1
2,039	2,055	1,996	3	Total	2,039	1,941	5

				Consolidated - International Production
121	124	164	(24)	Oil and LNG	135	165	(18)
95	105	98	7	Natural Gas (1)	100	98	2
216	229	262	(13)	Total	235	263	(11)
18	17	-		Non Consolidated - Internacional Production (2)	11	-

234	246	262	(6)	Total International Production	246	263	(6)

2,273	2,301	2,258	2	Total production	2,285	2,204	4

(1) Does not include liquified gas and includes reinjected gas
(2) Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
354	373	393	(5)	Crude oil imports	357	349	2
88	137	99	38	Oil products imports	114	103	11

442	510	492	4	Import of crude oil and oil products	471	452	4

267	355	248	43	Crude oil exports	295	251	18
269	209	260	(20)	Oil products exports	245	247	(1)

536	564	508	11	• Export of crude oil and oil products	540	498	8

94	54	16	-	Net exports (imports) crude oil and oil products	69	46	50

149	170	149	14	Import of gas and others	156	137	14

6	6(3)	3	100	Others Exports	5(3)	3	67
1,900	1,849	1,907	(3)	Output of oil products	1,888	1,830	3
1,795	1,753	1,804	(3)	• Brazil	1,786	1,727	3
105	96	103	(7)	• International	102	103	(1)
2,115	2,115	2,114	-	Primary Processed Installed Capacity	2,115	2,114	-
1,986	1,986	1,985	-	• Brazil(4)	1,986	1,985	-
129	129	129	-	• International	129	129	-
				Use of Installed Capacity (%)
93	89	91	(2)	• Brazil	90	88	2
81	74	80	(6)	• International	79	80	(1)
80	79	80	(1)	Domestic crude as % of total feedstock processed	80	80	-

(3) Volumes of oil and oil products exports include ongoing exports
(4) As per ownership recognized by the ANP

Sales Volume - Thousand bpd

1,684	1,757	1,720	2	Total Oil Products	1,697	1,658	2
13	35	26	35	Alcohol, Nitrogens and others	26	26	-
239	250	235	6	Natural Gas	240	224	7

1,936	2,042	1,981	3	Total domestic market	1,963	1,908	3
536	564	508	11	Exports	540	498	8
459	509	413	23	International Sales	468	388	21

995	1,073	921	17	Total international market	1,008	886	14

2,931	3,115	2,902	7	Total	2,971	2,794	6

Not reviewed by external auditors

Price and cost Indicators
3rd Quarter					Jan-Sep
2T-2006	2006	2005	Δ %		2006	2005	Δ %

Average Oil Products Realization Prices
154,55	157,31	142,21	11	Domestic Market (R$/bbl)	155,27	137,96	13

Average sales price - US$ per bbl
				Brazil
58.20	58.69	54.24	8	Oil (US$/bbl) (5)	56.88	45.17	26
15.61	15.70	13.09	20	Natural Gas (US$/bbl) (6)	15.62	12.39	26
				International
47.30	48.29	37.38	29	Oil (US$/bbl)	44.32	34.25	29
12.33	13.72	10.13	35	Natural Gas (US$/bbl)	12.55	9.12	38

(5) Average of the exports and the internal transfer prices from E&P to Supply
(6) Average of the exports and the internal transfer prices from E&P to Supply

Cost - US$/barrel
				Lifting cost
				• Brazil (7)
6.12	6.64	5.44	22	• • without government participation	6.36	5.61	13
17.54	18.08	15.16	19	• • with government participation(8)	17.66	14.25	24
3.10(9)	3.11	2.78	12	• International	3.05	2.70	13
				Refining cost
2.07	2.48	1.86	33	• Brazil (7)	2.15	1.85	16
1.36	1.57	1.41	11	• International	1.49	1.29	16
455	493	402	23	Corporate Overhead (US$ million) Holding Company (7)	1,374	1,048	31

(7) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report.
(8) Lifting cost with government take had its historical series adjusted, retroactive to 2005, due to ANP's (National Petroleum Agency) new interpretation of the deductibility of the expenses with Project Finance in the Marlim field over the accounting of special participation.
(9) Altered, due to the revision of the expenses with community in PESA.

Cost - R$/barrel

				Lifting cost
				• Brazil (7)
13,16	14,26	12,57	13	• • without government participation	13,76	13,87	(1)
38,34	39,60	36,02	10	• • with government participation(8)	38,33	34,99	10
				Refining cost
4,55	5,39	4,31	25	• Brazil (7)	4,70	4,60	2

Not reviewed by external auditors

Exploration & Production– Thousand Barrels/day

Domestic crude oil and NGL production for the 9M06 period increased 6% compared with the same period of the prior year. The increase was primarily due to the start of production at the P-43 (Barracuda) field in December 2004, the P-48 (Caratinga) field in February 2005, the P-50 (Albacora Leste) field in April 2006, and the FPSO-Capixaba (Golfinho) field in May 2006. Production stabilization at the P-43 and P48 fields was only attained in June, 2005.

In the third quarter 2006, domestic crude oil and NGL production increased 1% versus the 2Q06, mainly driven by production at the Albacora Leste and Golfinho fields.

In the first nine months of 2006, international oil production decreased by 12% compared to the same period of 2005. This decline is mainly due to the shift from operating agreements in Venezuela to a mixed company in which the Venezuelan government assumed a majority interest through the PDVSA, as well as the natural decline in production in some mature fields in Angola and the temporary interruption in production from the main fields in the United States after hurricanes Rita and Katrina. Gas production increased 2% compared to the same period of 2005, mainly due to the increase in demand for Bolivian gas to Brazil and Argentina.

International oil production for the third quarter 2006 increased 1% compared to the 2Q06. This increase is primarily because of the resumption of production in the U.S. Gulf of Mexico that had been temporarily closed following Hurricane Katrina. Gas production increased by 11% compared to the prior quarter. This increase was the result of the resumption of full production in Bolivia after strong rains had caused a rupture in the drainage duct at the San Antonio field in April 2006.

Refining, Transportation, and Supply – Thousand Barrels/day

Throughput (primary processing) of refineries in Brazil increased by 3% in the first nine months of 2006 compared to the same period of the previous year. The increase is primarily a result of improvements in operational reliability and a lower number of scheduled maintenance stoppages in 2006.

For the 3Q06, feedstock processed by refineries in Brazil decreased by 4% in relation to the previous quarter. This decline is mainly due to temporary limitations in receiving oil and higher occurrences of programmed stoppages during the third quarter as compared to the second quarter 2006.

Feedstock processed by international refineries during the first nine months of 2006 decreased by 1% versus the same period of 2005. This decline was primarily due to the programmed maintenance stoppage in September 2006 in the San Lorenzo refinery in Argentina, in order to implement improvements to increase installed capacity.

Feedstock processed by international refineries in the third quarter decreased by 10.1% compared to the 2Q06, mainly because of the programmed maintenance stoppage at the San Lorenzo refinery in September 2006.

Costs

Lifting Cost (US$/barrel)

Lifting cost in Brazil for the first nine months of 2006, excluding government take, increased 13% versus the comparable period of 2005. After discounting the effects of the 13% appreciation of the Real for costs denominated in local currency, lifting costs remained stable, with higher costs for well interventions for preventive and corrective maintenance, and contractual increases in day rates for drilling rigs, offset by the increase in production at the P-43, P-48, P-50 and FPSO-Capixaba platforms.

When compared to the 2Q06, lifting cost in Brazil, excluding government take, increased by 9%, mainly as a result of higher operating transportation costs, oil rig costs for well interventions, corrective maintenance, as well as additional costs associated with the start-up of the Albacora Leste and Golfinho fields, which increased the level of average unit cost for extraction in Brazil.

Lifting costs in Brazil for the first nine months of 2006, including government take, increased by 24% compared to the same period of 2005. The increase is primarily because of the aforementioned increase in extraction costs, as well as the average reference price used to calculate government take for domestic oil, as a result of the increase in international oil prices; and due to increased production at the Barracuda and Caratinga fields after achieving production stability in June 2005, which increased royalties and special participation charges.

Including government take, third quarter lifting costs in Brazil increased by 3% versus the second quarter 2006, reflecting the aforementioned increase in extraction costs.

For the first nine months of 2006, international lifting costs increased by 13% compared to the same period of the previous year. This increase is mainly due to lower volume produced, higher third party expenses and materials for the Argentina operations, including pipeline and equipment as well as well repairs.

International lifting costs for 3Q06 increased by 0.3% when compared to the 2Q06, mainly as a result of higher material and third party expenses in Argentina due to pipeline and equipment reforms, as well as oil well repairs.

Refining Costs (US$/Barrel)

Domestic refining costs for the January to September 2006 period increased by 16% versus the same period of last year. This increase is due to higher operating expenses, reflecting investments aimed at adapting the refineries to process heavy oil and to improve the quality of fuels to meet environmental requirements. Discounting the effects of a 13% appreciation of the Real, which caused the local currency component of the refining costs to increase when expressed in U.S. dollars, refining costs increased by 5%.

In comparison with the 2Q06, refining costs in Brazil for the third quarter 2006 increased by 20%, mainly due to a higher number of programmed maintenance stoppages during the quarter.

For the first nine months of 2006, international refining costs increased by 16% in comparison to the same period of the prior year. This increase was driven by higher material and third party expenses in Argentina and in the refineries in Bolivia, caused by emergency maintenance stoppages which occurred in January, May, and June of 2006 and due to increased salary concessions in Argentina unit.

Average international refining costs for the 3Q06 increased 15% when compared to the 2Q06. The increase is mainly due to lower feedstock and higher third party, material and personnel expenses in refineries in Argentina, as a result of programmed maintenance for industrial units during the period.

Corporate Overhead – Controller (US$ million)

Compared with the same period of last year, corporate overhead increased by 31% as a result of higher third party services, as well as increases in personnel expenses related to increases in health care coverage, salary adjustments, and a larger workforce after discounting. Discounting the effects of a 13% appreciation of the Real, given that all of the expense of overhead is denominate in Reais (since all overhead expenses are denominated in Reais), corporate overhead increased by 18% in comparison with the first nine months of 2005.

Third quarter corporate overhead increased 8% when compared with the 2Q06. This increase was mainly due to higher expenses for contractual services as well as higher personnel expenses associated with a larger workforce.

Sales Volume – Thousand barrels/day

Domestic sales volume increased by 3% for the first nine months of 2006 compared with the same period of last year.

The increase in sales volume for the period was primarily due to higher sales of gasoline, naptha and natural gas in the domestic market, and higher oil export volumes.

The increase in gasoline sales is associated with the reduction in competitiveness of alcohol relative to the price of gasoline, which increased consumption of gasoline by owners of flexible fuel vehicles.

Naphta sales increased mainly due to more attractive prices in relation to the international market, and was also affected by lower volumes in 2005 as a result of operational problems.

The increase in sales of natural gas was primarily a result of substituting natural gas for fuel oil in the industrial sector, particularly by the paper and cellulose, glass, and chemical sectors, as well as in the higher number of natural gas vehicles.

International sales volume increased by 4%, mainly due to increases in offshore operations taking advantage of commercial opportunities. This was partially offset by the reduction in Venezuelan production because of the aforementioned change in contractual terms.

Result by Business Area R$ million (1)

3rd Quarter					Jan-Sep

2Q-2006	2006	2005	Δ %		2006	2005	Δ %

6.915	6.433	7.421	(13)	EXPLORATION & PRODUCTION	20.122	17.887	12
1.642	1.006	482	109	SUPPLY	4.648	4.221	10
(222)	(581)	(183)	217	GAS & ENERGY	(881)	(375)	135
132	160	232	(31)	DISTRIBUTION	455	554	(18)
256	107	177	(40)	INTERNATIONAL (2)	599	1.035	(42)
(1.147)	(377)	(1.957)	(81)	CORPORATE	(3.386)	(5.478)	(38)
(617)	337	(540)	(162)	ELIMINATIONS AND ADJUSTMENTS	(838)	(2.261)	(63)

6.959	7.085	5.632	26	CONSOLIDATED NET INCOME	20.719	15.583	33

(1) Comments about the results by business segment are presented starting on page 14 and financial statements by business segments start on page 24.

(2) For the International segment, comparability between periods is influenced by the currency exchange, since all of the operations are realized outside of Brazil, in dollars or in the original currency of the country in which each company is based, and which may have significant variations versus the Real.

(3) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, starting in the 1Q-2006, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

For comparability purposes, we are presenting segmented accounting statements for prior periods in accordance with the new assumptions.

RESULTS BY BUSINESS SEGMENT

Petrobras is a company that operates in an integrated manner, with the largest portion of oil and gas production in the Exploration and Production area being transferred to other areas of the Company.

The main criteria used to report results by business area are highlighted below:

a) Net operating revenue: the revenues related to sales made to external clients were considered, plus the billing and transfers between business areas, using internal transfer prices defined between the areas as a reference, with methodology based on market parameters;

b) Included in the computation of operating income are: net operating revenues, the costs of goods and services sold, which are reported by each business areas considering the internal transfer price and the other operating costs of each area, as well as operating expenses in which the expenses effectively incurred in each area are considered.

c) Financial results are allocated to the corporate group;

d) Assets: includes the assets identified in each area. The equity accounts of a financial nature are allocated to the corporate group.

E&P – In the period from January to September 2006, net income for the Exploration and Production segment was R$ 20,122 million, a 12% increase over the net income attained in the same period of the previous year (R$ 17,887 million). This increase was driven by the R$ 3,401 million increase in gross profit due to higher sales and transfers of oil, reflecting the 6% increase in oil and NGL production, as well as the increase in international oil prices.

These effects were partially offset by the following factors:

  R$ 408 million expense adjustment for gas that was produced and reinjected in reservoirs in the Solimões, Campos and Espírito Santo basins;
  New ANP interpretation of the deductibility of expenses related to Project Finance in the Marlim fields, leading to an increase in the calculation of special participation tax of R$ 426 million;

  Lower value of heavy oil compared to light oil;
  13% appreciation of the Real against the U.S. dollar.

The spread between the average price of sold/transferred domestic oil and the average Brent price rose from US$ 8.37/bbl during the first nine months of 2005 to US$ 10.08/bbl during the same period of 2006.

In comparison with the prior quarter, net income was 7% lower, mainly due to a R$ 733 million reduction in gross profit. This decline was because of expense adjustments in the amount of R$ 408 million for gas previously produced and reinjected in reservoirs at Bacias de Solimões, Campos and Espírito Santo, as well as a new ANP interpretation for the deductibility of expenses for Project Finance for Campo de Marlim, calculated as special participation charges in the amount of R$ 426 million.

These effects were partially offset by the 1% increase in oil and NGL production and by the reduction in the spread between the average domestic oil price and the average Brent price from US$ 11.42/bbl in the 2Q06 to US$ 10.80/bbl in the 3Q06.

SUPPLY – For the period between January and September 2006, net income for the supply segment was R$ 4,648 million, 10% higher than the net income reported for the same period of the previous year (R$ 4,221 million), reflecting the R$ 929 million increase in gross profit, mainly due to the following factors:

  An increase in the average realization price of oil products in the domestic and international markets:
  A 2% increase in oil product sales volume in the domestic market;
  Lower valuation for heavy oil versus light oil.

These effects were partially offset by the following factors:

  Increases in the cost of oil and oil products, as a direct result of the increase in international prices;
  4% increase in volumes of imported oil and oil products.

In the third quarter 2006, net income for the supply segment was R$ 1,006 million, 39% lower than net income recorded in the previous quarter (R$ 1,642 million), mainly due to the R$ 919 million reduction in gross profit, as a result of the following factors:

  15% increase in imports of oil and oil products;
   Sales of inventory with higher costs during the quarter, purchased when international oil prices were higher;
  Increase of 18% refining costs in Reais, primarily due to higher expenses associated with the programmed stoppages during the quarter when compared to the previous quarter.

These effects were partially offset by the following factors:

  Increase of 4% in the domestic oil product sales volume;
  2% increase in the average value realized for basic oil products marketed in the domestic market.

GÁS AND ENERGY – For the first nine months of 2006, net loss for the Gas and Energy segment was R$ 881 million, R$ 506 million higher than the net loss for the same period of last year (R$ 375 million), due to the below factors:

  Reduction of R$ 181 million in gross profit, mainly due to lower margins in the sales of energy. This occurred as a result of increases in the price for settling differences from the Câmara de Comercialização de Energia Elétrica (Electric Energy Marketing Chamber), due to the reduction of the outflow of hydroelectric reserves in the Southern region;
   Increase of R$ 66 million in research and development costs, R$ 47 million of which was due to the ANP settlement;
   Recognizing a loss in the amount of R$ 167 million from the termination of a hedge contract to reduce the volatility in natural gas prices, signed with the company ANDINA. In the same period of last year, this operation caused a gain of R$ 94 million.

These effects were partially offset by a 7% volume increase in natural gas sold.

In the 3Q06, the Gas and Energy segment realized a loss of R$ 581 million, compared to a loss of R$ 222 million reported in the previous quarter. The loss was mainly due to:

  Reduction of R$ 150 million in gross profit, mainly due to lower margins in the sales of energy. This occurred as a result of increases in the price for settling differences from the Câmara de Comercialização de Energia Elétrica, due to the reduction of the outflow of hydroelectric reserves in the Southern region.
  Recognizing a loss in the amount of R$ 167 million, as a result of terminating the hedge contract with the company ANDINA, which had originally been established to reduce the volatility of natural gas prices.

These effects were partially offset by a 5% increase in the volume of natural gas sold during the third quarter when compared to the prior quarter.

DISTRIBUTION – For the first nine months of 2006, the Distribution segment reported a net income of R$ 455 million, compared to net income of R$ 554 million recorded in the same period of the prior year. This segment registered an increase in gross profit, driven by an increase in average price of oil products.

The increase in gross profit was offset by higher operating expenses, primarily from higher freight expenses due to larger volumes of commercial products, and for provisioning related to contingency reserves of a civil nature.

Participation in the combustible distribution market during the January to September 2006 period was 33.1%, and compared to 33.8% for the same period of last year.

In comparison with the previous quarter, net income for the 3Q06 was R$ 160 million, 21% higher than the net income of R$ 132 million registered in the 2Q06. This increase is mainly due to the R$ 44 million increase in gross profit caused by an 11% increase in volume of products sold, reflecting market share that reached 34.2% in the third quarter compared to 32.2% in the previous quarter.

The increase in gross profit when compared to the previous quarter was partially offset by the R$ 14 million increase in operating expenses caused mainly by higher freight costs for the higher volume of commercial products.

INTERNATIONAL – For the nine month period ended September 2006, the International segment reported a net income in the amount equivalent to R$ 599 million, 42% lower than the net income equivalent of R$ 1,035 million that was registered in the same period of 2005.

This decline in net income was primarily because of the following factors:

  Gross profit decline of R$ 50 million due to the following factors: i) loss of participation in the Venezuelan operations due to the transformation in Venezuela from operating agreements to a mixed company in which the Venezuelan government assumed a majority interest through the PDVSA; ii) increased production costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18% to 50% as of May 2005, and from 50% to 82% as of May 2006; iii) 2% appreciation of the Real against the U.S. dollar for the accounting conversion process; iv) the temporary interruption in production from the main fields in the United States after hurricanes Rita and Katrina; and v) natural decline in production in some mature fields in Angola. This decline was partially offset by the increase in international oil prices, by the larger volume and price for commercial electric energy in Argentina, by the increase in sales volume of natural gas from Bolivia to Brazil and Argen tina, and by the higher natural gas prices in Argentina;
  Increase of R$ 352 million in prospecting and drilling expenses due exploration spending write-offs in the U.S. and Bolivia, and by the higher seismic expenses, mainly in the U.S., Tanzania, Iran, and Colombia;
  Reduction in other operating expenses primarily generated from the 2006 recuperation of exploration expenses in Nigeria, in the amount of R$ 73.7 million.

For the third quarter, net income equivalent for the International segment was R$ 107 million, 58% lower than the equivalent net income of R$ 256 million that was reported in the second quarter of 2006. This difference is mainly due to the factors below:

   Increase of R$ 114 million in prospecting and drilling expenses in the U.S. primarily related to the write-off of the Blackbeard well in the Gulf of Mexico, as well as costs associated with higher seismic expenses;
  Gross profit decline of R$ 18 million, primarily because of the following factors: i) increased production costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18% to 50% as of May 2005, and from

50% to 82% as of May 2006; and e ii) revision of the tariff adjustment for electric energy in Argentina, recognized in June 2006.

CORPORATE – Corporate activities for the PETROBRAS System generated a net loss of R$ 3,386 million, 38% lower than reported in the January to September period of 2005 (R$ 5,478 million), mainly due to the following factors:

  $ 1,110 million reduction in net financial expenses, as mentioned on page 7;
  A reduction of R$ 734 million in expenses for non-controlling shareholder participation due to the lower financial results reported by the Special Purpose Companies and controlled companies, where PETROBRAS and its subsidiaries do not have total control.

These effects were partially offset by the increase in corporate overhead, mainly due to higher personnel expenses derived from the salary repositioning by category in accordance with the collective bargaining agreement signed at the end of the 2005, and by the entrance of new employees during 2006.

In comparison with the previous quarter when net loss for the corporate segment was R$ 1,147 million, 3Q06 net loss was R$ 377 million, primarily because of the tax benefit of R$ 1,492 million derived from the economic tax from the provisioning of interest on capital.

This effect was partially offset by the R$ 534 million increase in net financial expenses, mainly generated from the premium when repurchasing outstanding high coupon Bonds by PIFCO, realized in July 2006 (R$ 321 million), whose objective was to improve the indebtedness profile, as mentioned on page 7.

Consolidated Indebtedness

	R$ million

	09.30.2006	06.30.2006%
Short-term Debt (1)	11.858	12.214	(3)
Long-term Debt (1)	32.280	31.307	3

Total	44.138	43.521	1
Net Debt (2)	19.619	20.808	(6)
Net Debt/(Net Debt + Shareholder's Equity) (1)	17%	18%	(1)
Total Net Liabilities (1) (3)	178.805	170.624	5
Capital Structure
(Third Parties Net / Total Liabilities Net)	46%	45%	1

(1)	Included indebtedness through leasing contracts (R$ 2,729 million on September 30, 2006 and R$ 2.815 million on June 30, 2006).

(2)	Total Indebtedness – cash and cash equivalents.

(3)	Net short term liabilities/financial applications.

During the 3Q06, PIFCO repurchased outstanding bonds in the amount of R$ 2,644 million and amortized R$ 544 million in lines of credit. For Petrobras, the most significant payments were the amortizations of debenture interest in the amount of R$ 236 million. The capital structure represented by third parties was 46% as of September 30, 2006, a reduction of 1p.p. when compared to June 30, 2006.

Consolidated Investments

R$ million
	Jan-Sep
	2006	%	2005	%	Δ %
• Own Investments	20.264	90	14.751	87	37

Exploration & Production	11.404	51	8.907	53	28
Supply	2.800	13	2.184	13	28
Gas and Energy	1.203	5	1.098	6	10
Internacional	3.923	17	1.871	11	110
Distribution	477	2	368	2	30
Corporate	457	2	323	2	41

• Special Purpose Companies (SPCs)	2.072	9	1.914	11	8

• Ventures under Negotiation	300	1	169	1	78

• Structured Projects	1	-	87	1	-

Total Investments	22.637	100	16.921	100	34

R$ million
	Jan-Sep
	2006	%	2005	%	Δ %
International
Exploration & Production	2.355	60	1.633	87	44
Supply	1.043	27	114	6	815
Gas and Energy	59	1	58	3	2
Distribution	38	1	21	1	81
Others	428	11	45	3	851

Total Investments	3.923	100	1.871	100	110

R$ million
	Jan-Sep
	2006	%	2005	%	Δ %
Special Purpose Companies (SPCs)
Marlim Leste	682	33	514	27	33
PDET Off Shore	65	3	284	15	(77)
Barracuda e Caratinga	57	3	267	14	(79)
Malhas	424	20	697	36	(39)
Cabiúnas	-	-	5	-	-
Gasene	459	22	-	-	-
EVM	30	2	-	-	-
CDMPI	104	5	-	-	-
Mexilhão	3	-	-	-	-
Amazônia	248	12	147	8	69

Total Investments	2.072	100	1.914	100	8

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. The Company currently has partnerships in 162 blocks through 89 consortiums. Total investment of US$ 12,666 million is projected for these undertakings.

In fulfillment of the goals outlined in its strategic plan, PETROBRAS continues to prioritize investments in developing its oil and natural gas production capabilities through its own investments and the structuring of undertakings with partners. In the first nine months of 2006, total investments were R$ 22,637 million, which is a 34% increase over the amount invested in the same period of 2005.

1. Analysis of Gross Margin - Consolidated

CHANGES 3Q-2006 X 2Q-2006

Main Influences

	R$ million

Main Items	Net Revenues	Cost of Goods Sold	Gross Income

. Domestic Market: - Effect of Volumes Sold	1.559	(834)	725
- Effect of Prices	471	-	471
. International Market: - Effect of Export Volumes	1.653	(940)	713
- Effect of Export Price	460	-	460
. Increase Expenses (*):	-	(1.823)	(1.823)
. Especial Itens: - complementary costs with especial participations (**)	-	(426)	(426)
- Gas inventory write-off (***)	-	(408)	(408)
. Alcohol Commercialization in BR	185	(140)	45
. Increase (Decrease) Operations of Commercialization Abroad	625	(631)	(6)
. Increase (Decrease) in International Sales	358	(392)	(34)
. FX Effect on Controlled Companies Abroad	61	(114)	(53)
. Others	44	(98)	(54)

	5.416	(5.806)	(390)

(**) New ANP interpretation limiting the deductibility of expenses associated with Project Finance for Marlim field for purposes of calculating the Special Participation tax.
(***) Adjustment of expenses with the gas produced and reinjected in the Solimões, Campos and Espírito Santo Basins.

(*) Expenses Composition:	Value
- Oil, Gas and Oil Product Imports	(797)
- Domestic Government Take	(543)
- Materials, Services and Depreciation	(399)
- Salaries, Perquisites and Benefits	(84)

(1.823)

2. Consolidated Taxes and Obligations

The economic contribution of PETROBRAS to Brazil, measured by generation of taxes, duties and current social contributions, in the first nine months of 2006 totaled R$ 39,541 million.

R$ million
	3rd Quarter				Jan-Sep
2Q-2006	2006	2005	Δ %		2006	2005	Δ %
				Economic Contribution - Country
4.463	4.736	3.982	19	Value Added Tax (ICMS)	13.284	11.270	18
1.930	2.023	1.915	6	CIDE (1)	5.800	5.556	4
2.982	3.096	2.558	21	PASEP/COFINS	8.723	7.459	17
3.911	3.181	3.147	1	Income Tax & Social Contribution	10.065	6.883	46
485	594	658	(10)	Others	1.669	1.603	4

13.771	13.630	12.260	11	Subtotal	39.541	32.771	21

1.001	1.059	758	40	Economic Contribution - Foreign	2.903	2.557	14

14.772	14.689	13.018	13	Total	42.444	35.328	20

(1)  CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO.

3. Government Take

R$ million
	3rd Quarter				Jan-Sep
2Q-2006	2006	2005	Δ %		2006	2005	Δ %
				Country
1.981	2.049	1.769	16	Royalties	5.789	4.654	24
2.146	2.219	2.037	9	Special Participation	6.365	5.286	20
30	28	19	47	Surface Rental Fees	79	53	49

4.157	4.296	3.825	12	Subtotal	12.233	9.993	22

309	363	188	93	Foreign	890	470	89

4.466	4.659	4.013	16	Total	13.123	10.463	25

Government take in Brazil increased 22% during the January to September 2006 period when compared to the same period of 2005, reflecting the increase in the Special Participation tax bracket for the Barracuda and Caratinga fields as a result of their increased production levels, and the 19% increase in the reference price for domestic oil, which averaged R$ 119.56 (US$ 54.78) for the first nine months of 2006, compared with R$ 100.74 (US$ 40.64) the same period of 2005. These prices are linked to the price of Brent in the international markets.

4. Consolidated Reconciliation of Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result

. According to PETROBRAS information as of September 30, 2006	97.655	20.826
. Profit in the sales of products in affiliated inventories	(381)	(381)
. Reversal of profits on inventory in previous years	-	326
. Capitalized interest	(716)	(158)
. Absorption of negative net worth in affiliated companies *	(72)	193
. Other eliminations	(616)	(87)

. According to consolidated information as of September 30, 2006	95.870	20.719

* As per CVM Instruction Number 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity in results of non-consolidated companies method, whose invested company does not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net shareholder’s equity) of controlled companies did not affect the results and the net shareholder’s equity of PETROBRAS in 2005, generating a conciliatory item between the Financial Statements of PETROBRAS and the Consolidated Financial Statements.

5. Performance of PETROBRAS shares and ADRs

Nominal Change
	3rd Quarter			Jan-Sep
2Q-2006	2006	2005		2006	2005
3,86%	-6,30%	32,71%	Petrobras ON	9,81%	55,09%
0,09%	-6,00%	32,87%	Petrobras PN	9,08%	53,19%
3,05%	-6,14%	37,14%	ADR- Nível III - ON	17,62%	79,16%
-0,01%	-6,26%	38,47%	ADR- Nível III - PN	16,27%	77,77%
-3,48%	-0,49%	26,08%	IBOVESPA	8,95%	27,71%
0,37%	4,74%	2,86%	DOW JONES	8,97%	-0,61%
-7,17%	3,97%	4,61%	NASDAQ	2,41%	1,37%

Book value of a PETROBRAS share on September 30, 2006 reached R$ 22.26 .

6. Increase of Capital Stock, Incorporation of PETROQUISA shares, and Interest on Own Capital

a) Capital Stock

Capital subscribed and completed on September 30, 2006 in the amount of R$ 48,263,983 thousand, is represented by 2,536,673,672 ordinary shares and 1,850,364,698 preferred shares, all of which are indentured and without nominal value.

b) Operation for Incorporating PETROQUISA shares by PETROBRAS

At the Extraordinary General Meeting held on June 1, 2006, shareholders approved the operation for incorporating the shares of PETROQUISA by PETROBRAS, in the manner specified in the Re-ratification of the Justification Protocol of the operating for incorporating shares established between the two companies. For the implementation of the operation in relation to the exchange of shares utilized is based on the book value of both companies on the date of December 31, 2005, attributing 4.496 preferred shares issued by Petrobras for each lot of 1,000 common shares or for each lot of 1,000 preferred shares issued by Petroquisa.

There were no manifestations made by PETROBRAS shareholders to exercise their rights to withdraw prior to the legal deadline of July 7, 2006. Five PETROQUISA shareholders, totaling 1,015,910 shares exercised their right to withdraw within the established time frame (until July 5,2006) and they were reimbursed for the value of R$ 153.47 for each lot of 1,000 shares, through the resources available to PTEROQUISA, on July 10, 2006. In turn, PETROBRAS acquired the shares for the same value, effectively transferring title.

c) AGE Deliberation of PETROQUISA

On October 31, 2006 at the Extraordinary General Meeting of PETROQUISA approved:

As proposed by the Board of Directors in Meeting n.604 on September 22, 206, the registration cancellation of Petrobras Quimica S.A. – PETROQUISA as an open company together with the Comissão de Valores Mobiliários – CVM as its shares are no longer being traded on the Exchange or the over the counter.

The Protocol and Justification for the Operation to Incorporate PETRORIO PETROQUÍMICA DO RIO DE JANEIRO S.A. through PETROBRAS QUÍMICA S.A. – PETROQUISA was approved by the Board on September 22, 2006.

d) Interest on Own Capital

On October 20, 2006, the Board of Directors approved the distribution of payment to shareholders in the form of interest on own capital in the amount of R$ 4,387,038 thousand, in accordance with Article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00, already reserved for in the financial statements dated September 30, 2006.

1. Currency Exposure

Currency exposure of the PETROBRAS System is measured as per the following table:

Assets	R$ Million

	09.30.2006	06.30.2006

Current Assets	17.992	18.266

Cash and Cash Equivalents	6.321	6.834
Other Current Assets	11.601	11.432

Non-current Assets	5.485	4.939

Fixed Assets	31.176	27.430

Investiments	1.225	279
Property, Plant & Equipment	29.261	26.507
Others Fixed Assets	690	644

Total Assets	54.583	50.635

Liabilities	R$ Million

	09.30.2006	06.30.2006

Current Liabilities	16.047	16.138

Short-term Debt	7.960	8.859
Suppliers	4.505	4.687
Other Current Liabilities	3.582	2.592

Long-term Liabilities	25.494	24.230

Long-term Debt	22.974	22.764
Other Long-term Liabilities	2.520	1.466

Total Liabilities	41.541	40.368

Net Liabilities in Reais	13.042	10.267

(+) Investiment Funds - Exchange	6.110	6.931

(-) FINAME Loans - dollar - indexed reais	559	535

Net Assets in Reais	18.593	16.663

Net Assets in Dollar	8.552	7.699

Exchange rate(*)	2,1742	2,1643

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	AUGUST 30, 2002
05 - DEBENTURE SERIES ISSUED	1
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUE DATE	AUGUST 1, 2002
09 - DUE DATE	AUGUST 1, 2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% per year
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000.00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	JULY 31, 2007

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	OCTOBER 31, 2002
05 - DEBENTURE SERIES ISSUED	1
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUE DATE	OCTOBER 4, 2002
09 - DUE DATE	OCTOBER 1, 2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10.3% per year
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000.00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	OCTOBER 1, 2006

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF VALUE ADDED

	R$ THOUSAND

	CONSOLIDATED				PARENT COMPANY

	Jan-Sep/2006		Jan-Sep/2005		Jan-Sep/2006		Jan-Sep/2005

Sales of products and/or services
and non-operating income (*)	153.097.954		(129.262.452)		121.173.771		104.803.366

Consumed raw material	(6.163.823)		(4.073.766)		(10.397.817)		(9.062.726)
Cost of products and services sold	(33.502.127)		(20.363.805)		(7.194.963)		(4.854.613)
Energy, services and other operating	(15.437.650)		(14.955.123)		(13.348.237)		(13.678.330)

GROSS VALUE ADDED	97.994.354		89.869.758		90.232.754		77.207.697

Depreciation. and amortization	(7.058.821)		(5.764.360)		(3.572.690)		(2.747.340)
Equity pickup	(226.114)		(452.776)		571.027		1.125.588
Financial income/monetary and foreign
exchange variations	1.855.810		(1.916.483)		1.659.523		(42.660)
Discount amortization	(27.118)		(88.942)		7.917		(36.077)
Leasing and royalties	416.838		374.173		293.460		301.431

TOTAL VALUE ADDED AVAILABLE
FOR DISTRIBUTION	92.954.949		82.021.370		89.191.991		75.808.639	100%

DISTRIBUTION OF VALUE ADDED	92.954.949	100%	82.021.370	100%	89.191.991	100%	75.808.639	100%

Personnel	7.610.338	9%	6.857.569	9%	5.933.805	7%	5.470.995	7%
Salaries, benefits and charges	7.610.338	9%	6.857.569	9%	5.933.805	7%	5.470.995	7%

Government entities	55.025.603	59%	46.945.913	57%	53.850.516	60%	46.049.409	60%
Taxes, charges and contributions	42.443.801	46%	35.327.961	43%	42.008.296	47%	35.010.077	46%
Deferred income/social contribution tax	(541.144)	-1%	1.154.699	1%	(391.170)	-1%	1.058.567	1%
Government participations	13.122.946	14%	10.463.253	13%	12.233.390	14%	9.980.765	13%

Financial institutions and suppliers	8.349.072	9%	10.848.921	13%	8.581.752	10%	8.803.553	12%
Financial expenses (interest and
exchange variations)	3.115.396	3%	833.166	1%	1.775.843	2%	2.075.261	3%
Leasing expenses	5.233.676	6%	10.015.755	12%	6.805.090	8%	6.728.292	9%

Shareholders:	21.969.936	23%	17.368.967	21%	20.825.918	23%	15.484.682	21%
Minority interests	1.250.876	1%	1.786.122	2%
Retained earnings	16.332.022	17%	13.389.769	16%	16.438.880	18%	13.291.606	18%
Interest on capital and dividends	4.387.038	5%	2.193.076	3%	4.387.038	5%	2.193.076	3%
(*) Includes allowance for doubtful debts.

STATEMENT OF CASH FLOW

	R$ Thousand

	CONSOLIDATED		PARENT COMPANY

	JAN-SEP/2006	JAN-SEP/2005	JAN-SEP/2006	JAN-SEP/2005

Results for the period	20.719.060	15.582.845	20.825.918	15.484.682
(+) Adjustments	10.999.366	13.115.444	6.511.015	3.977.411

Depreciation, amortization	7.058.821	5.764.360	3.572.690	2.747.340
Petroleum and alcohol accounts	(12.602)	(15.920)	(12.602)	(15.920)
Operation with supply of petroleum and oil
products - foreign			3.551.594	93.219
Financing charges, related companies and
structured projects (Project Finance)	337.007	(3.198.802)	404.268	861.366
Minority interests	1.250.876	1.786.122
Result of participations in significant	253.270	541.718	(578.944)	(1.089.511)
Foreign t exchange t variation on permanent
assets			(65.387)
Exchange variation on permanent assets	2.570.590	5.778.134
Residual value of permanent assets
disposed of permanent assets	1.180.483	1.933.758	182.721	342.805
Deferred income and social contribution	(541.146)	1.153.758	(98.279)	1.058.567
[t] Inventories variation	(2.984.967)	(551.133)	(3.169.502)	(446.472)
Variation of accounts receivable from third
parties and related companies	(404.643)	(1.681.382)	592.892	(1.814.010)
Suppliers variation	1.935.730	462.922	(599.497)	(341.361)
Taxes and contributions variation	655.922	1.325.986	361.137	485.793
Variation of structured projects			(130.481)	506.867
Variation of pension and health care plan	1.829.678	2.023.226	1.694.922	1.900.103
Variation of other assets and liabilities	(2.129.653)	(2.207.315)	805.483	(311.105)
Effect in cash and cash equivalents resulting
from merger of subsidiaries and affiliated
companies		12

(=) Cash from Operating Activities	31.718.426	28.082.289	27.336.933	19.462.093

(-) Cash used in Investment Activities	(20.997.819)	(16.001.387)	(12.201.962)	(9.885.720)

Investments in exploration and production	(14.297.675)	(11.348.694)	(8.568.382)	(6.946.567)
Investment in refining and transportation	(3.949.102)	(2.384.275)	(2.214.806)	(1.735.151)
Investment in gas and energy	(1.153.708)	(1.201.299)	(1.126.097)	(1.333.201)
Other investments	(1.675.013)	(1.138.387)	(591.115)	(28.136)
Dividends received	77.679	71.268	922.354	531.224
Ventures under negotiation			(623.916)	(373.889)

(=) Net cash flow	10.720.607	12.696.902	15.134.971	9.576.093

(-) Cash used in financing activities	(9.618.993)	(11.473.485)	(15.065.047)	(6.010.165)

(=) Cash generated (used) in the period	1.101.615	1.233.417	69.924	3.566.208

Cash at the beginning of the period	23.417.040	19.986.849	17.481.555	11.580.288

Cash at the end of the period	24.518.654	21.210.266	17.551.479	15.146.496

CONSOLIDATED SEGMENT INFORMATION AS OF
SEPTEMBER 30, 2006.

Consolidated Assets by Operating Segment - September 30, 2006

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

ASSETS	74.644.031	43.040.877	20.678.660	8.103.344	21.480.082	40.856.715	(8.209.212)	200.594.497

CURRENT ASSETS	6.159.693	21.643.577	3.043.367	4.478.960	5.374.676	32.917.692	(8.126.740)	65.491.225

Cash and cash equivalents	-	-	-	-	-	24.518.654	-	24.518.654
Other	6.159.693	21.643.577	3.043.367	4.478.960	5.374.676	8.399.038	(8.126.740)	40.972.571
NON-CURRENT ASSETS	4.736.665	1.107.817	2.186.154	675.676	1.126.204	5.377.109	(82.472)	15.087.153

Petroleum and alcohol account	-	-	-	-	-	782.126	-	782.126
Marketable securities	-	4.982	-	-	-	562.108	-	567.090
Other	4.736.665	1.102.835	2.186.154	675.676	1.126.204	3.992.875	(82.472)	13.737.937
FIXED ASSETS	63.747.673	20.289.483	15.449.139	2.948.708	14.979.202	2.601.914	-	120.016.119

Consolidated Statement of Income by Operating Segment - September 30, 2006

	R$ THOUSAND

STATEMENT OF INCOME	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	59.771.587	94.303.390	7.111.505	29.903.713	9.291.396	-	(83.183.825)	117.197.766

Intersegment	54.675.676	23.840.202	2.121.610	460.123	2.086.214	-	(83.183.825)	-
Third parties	5.095.911	70.463.188	4.989.895	29.443.590	7.205.182	-	-	117.197.766
Cost of Goods Sold	(25.785.899)	(84.299.987)	(6.224.101)	(27.091.531)	(6.389.447)	-	81.820.820	(67.970.145)

Gross Profit	33.985.688	10.003.403	887.404	2.812.182	2.901.949	-	(1.363.005)	49.227.621
Operating Expenses	(2.325.777)	(3.043.703)	(1.642.526)	(2.121.458)	(1.565.545)	(5.039.522)	90.637	(15.647.894)
Sales. General & Administrative	(718.759)	(2.342.246)	(554.771)	(1.827.289)	(908.246)	(2.012.201)	62.574	(8.300.938)
Taxes	(36.060)	(133.287)	(72.543)	(127.250)	(114.034)	(423.624)	-	(906.798)
Prospecting & Drilling	(707.045)	-	-	-	(511.622)	-	-	(1.218.667)
Research & Development	(544.516)	(212.480)	(105.516)	(7.928)	(3.395)	(233.194)	-	(1.107.029)
Pension Plan and Health	-	-	-	-	-	(1.453.643	-	(1.453.643)
Other Operating Income (Expenses)	(319.397)	(355.690)	(909.696)	(158.991)	(28.248)	(916.860)	28.063	(2.660.819)

Operating Profit (Loss)	31.659.911	6.959.700	(755.122)	690.724	1.336.404	(5.039.522)	(1.272.368)	33.579.727
Interest Expenses. net	-	-	-	-	-	(1.259.587)	-	(1.259.587)
Gains from investments in
subsidiaries	-	81.780	(34.136)	(10.947)	64.518	(354.485)	-	(253.270)
Non-operating income (expenses)	(140.603)	(27.771)	(8.398)	15.388	(15.803)	75.464	-	(101.723)

Income before taxes and minority
interests	31.519.308	7.013.709	(797.656)	695.165	1.385.119	(6.578.130)	(1.272.368)	31.965.147
Income Tax and Social Contribution	(10.716.564)	(2.356.856)	259.597	(240.078)	(479.839)	3.105.921	432.608	(9.995.211)
Minority Interests	(680.170)	(8.980)	(344.128)	-	(306.667)	89.069	-	(1.250.876)
Profit sharing	-	-	-	-	-	-	-	-

Net Income (Loss)	20.122.574	4.647.873	(882.187)	455.087	598.613	(3.383.140)	(839.760)	20.719.060

(1) In order to bring the financial statements by business segment into line with the best practices used by companies in the Oil and Gas sector and to better depict the management of Petrobras’ business activities, we are now allocating the entire financial results and financial accounts to the group of corporate boards. As a result of this change, the items Income Tax and Minority Interests have also been amended.

Consolidated Statement by International Operating Segment - September 30, 2006

	R$ THOUSAND INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTR,	CORPOR,	ELIMIN,	TOTAL
INTERNATIONAL
ASSETS	14.856.074	4.061.885	4.374.771	722.619	1.367.257	(3.902.524)	21.480.082

INCOME STATEMENT
Net Operating Revenues	4.223.346	4.341.348	1.973.651	2.301.144	39.778	(3.587.871)	9.291.396

Inter segment	2.945.858	2.385.370	329.903	12.954	-	(3.587.871)	2.086.214
Third parties	1.227.488	1.955.978	1.643.748	2.288.190	39.778	-	7.025.182
Operating Profit (Loss)	1.330.034	195.995	422.443	(196.845)	(386.532)	(28.691)	1.336.404
Net Income (Loss)	604.628	99.347	243.535	(71.962)	(258.871)	(18.064)	598.613

Statement of Other Operating Income (Expenses) - September 30, 2006

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

Cultural projects and institutional relations	-	(32.963)	-	(64.218)	-	(626.553)	-	(723.734)
Operational expenses with thermoelectric	-	-	(602.835)	-	-	-	-	(602.835)
Losses and contingencies on judicial process	(18.710)	(43.738)	-	(18.930)	(3.727)	(159.075)	-	(244.180)
Hedge gains (losses)		(21.237)	(167.033)	-	-	-	-	(188.270)
Contractual losses on transportation services
(Ship or Pay)	-	-	-	-	(98.646)	-	-	(98.646)
Unscheduled stoppages – plant and equipment	(16.181)	(57.435)	-	-	-	-	-	(73.616)
Rental revenues		-	-	52.789	-		-	52.789

Other	(284.506)	(200.317)	(139.828)	(128.632)	74.125	(131.232)	28.063	(782.327)

	(319.397)	(355.690)	(909.696)	(158.991)	(28.248)	(916.860)	28.063	(2.660.819)

SHARE OWNERSHIP OF PETROBRAS

	Composition of Stock		Composition of Stock
	Capital (12/31/2005)		Capital (09/30/2006)
Stockholders	Shares	%	Shares	%

Common Shares	2.536.673.672	100	2.536.673.672	100
Federal Union	1.413.258.228	55,7	1.413.258.228	55,7
BNDESPar	47.246.164	1,9	47.246.164	1,9
ADR Level 3	697.208.008	27,5	678.495.252	26,7
FMP - FGTS PETROBRAS	117.067.537	4,6	111.310.661	4,4
Offshore (Resolution no 2.689 C.M.N.)	71.427.738	2,8	69.916.338	2,8
Other transfer agents	190.465.997	7,5	216.447.029	8,5

Preferred Shares	1.849.478.028	100	1.850.364.698	100
BNDESPar	287.023.667	15,5	287.023.667	15,5
ADR Level 3 e Rule 144-A	686.554.892	37,1	673.215.620	36,4
Offshore (Resolution no 2689 C.M.N.)	290.239.570	15,7	272.736.991	14,7
Other transfer agents (1)	585.659.899	31,7	617.388.420	33,4

Capital	4.386.151.700	100	4.387.038.370	100
Federal Union	1.413.258.228	32,2	1.413.258.228	32,2
BNDESPar	334.269.831	7,6	334.269.831	7,6
ADR (Common Shares)	697.208.008	15,9	678.495.252	15,5
ADR (Preferred Shares)	686.554.892	15,7	673.215.620	15,3
FMP - FGTS PETROBRAS	117.067.537	2,7	111.310.661	2,5
Offshore (Resolution no 2689 C.M.N.)	361.667.308	8,2	342.653.329	7,8
Other transfer agents (1)	776.125.896	17,7	833.835.449	19

(1) Includes BOVESPA and other entities.

Petróleo Brasileiro S.A. - PETROBRAS

Independent accountant’s report on the
special review of the quarter ended
September 30, 2006

(A translation of the original report in Portuguese, as filed with the
Brazilian Securities Commission (CVM) prepared in accordance with accounting principles derived from the Brazilian Corporation
Law and rules of the CVM)

Independent accountants’ special review report

(A translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM) prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the CVM)

To
The Board of Directors and Shareholders
Petróleo Brasileiro S.A. - PETROBRAS
Rio de Janeiro - RJ

We have reviewed the quarterly information of Petróleo Brasileiro S.A. - PETROBRAS for the quarter ended September 30, 2006, comprising the balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and the consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries, the related statements of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the preparation of the quarterly information.

Our special review was performed with the objective of issuing a special review report on the quarterly information referred to in the first paragraph. The parent and consolidated statements of cash flows and added value and the consolidated segment information represent supplementary information to the quarterly information and are being presented to facilitate additional analysis. These supplementary information were subject to the same review procedures as applied to the quarterly information and, based on our special review, we are not aware of any material change which should be made for them to be in accordance with the quarterly financial information referred to in the first paragraph, taken as whole.

The quarterly information for the period ended September 30, 2005 was reviewed by other independent accountants, who issued an unqualified review report dated November 11, 2005.

November 10, 2006

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Contador CRC RJ-052-428/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.